     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000



                                                      REGISTRATION NO. 333-31296

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          SAFEGUARD SCIENTIFICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           PENNSYLVANIA                           7389                            23-1609753
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              435 DEVON PARK DRIVE
                                  BUILDING 800
                           WAYNE, PENNSYLVANIA 19087
                                 (610) 293-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            JAMES A. OUNSWORTH, ESQ.

                          SAFEGUARD SCIENTIFICS, INC.
                              435 DEVON PARK DRIVE
                                  BUILDING 800
                           WAYNE, PENNSYLVANIA 19087
                                 (610) 293-0600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

             N. JEFFREY KLAUDER, ESQ.                                 ALAN DEAN, ESQ.
            MORGAN, LEWIS & BOCKIUS LLP                            DAVIS POLK & WARDWELL
                1701 MARKET STREET                                 450 LEXINGTON AVENUE
         PHILADELPHIA, PENNSYLVANIA 19103                        NEW YORK, NEW YORK 10017
                  (215) 963-5000                                      (212) 450-4000

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THIS INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED MARCH 23, 2000


PROSPECTUS

                               10,000,000 SHARES

                       [SAFEGUARD SCIENTIFICS, INC. LOGO]

                                  COMMON STOCK
                             ----------------------

     Safeguard Scientifics, Inc. is selling 10,000,000 shares.


     The shares trade on the New York Stock Exchange under the symbol "SFE." On March 21, 2000, the last sale of the shares as reported on the New York Stock Exchange was $90.50 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                             ----------------------

                                                                PER SHARE            TOTAL
                                                                ---------            -----
Public offering price.......................................               $                  $
Underwriting discount.......................................               $                  $
Proceeds, before expenses, to Safeguard Scientifics.........               $                  $

     The underwriters may also purchase up to an additional 1,500,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about                , 2000.
                             ----------------------

MERRILL LYNCH & CO.
        DEUTSCHE BANC ALEX. BROWN
                LEHMAN BROTHERS
                        PRUDENTIAL VOLPE TECHNOLOGY

                            A UNIT OF PRUDENTIAL SECURITIES



                                 J.P. MORGAN & CO.


                                       ADAMS, HARKNESS & HILL, INC.

                             ----------------------

               The date of this prospectus is             , 2000.

INSIDE FRONT COVER

[Artwork Appears Here]

INSIDE GATE FOLD

[Artwork Appears Here]

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Risk Factors................................................    6
Forward-Looking Statements..................................   14
Use of Proceeds.............................................   15
Dividend Policy.............................................   15
Price Range of Our Common Stock.............................   15
Capitalization..............................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   30
Management..................................................   51
Certain Shareholders........................................   59
Description of Capital Stock................................   60
Underwriting................................................   64
Legal Matters...............................................   66
Experts.....................................................   66
Where You Can Find Additional Information...................   66
Index To Consolidated Financial Statements..................  F-1


                             ----------------------

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects and those of our partner companies may have changed since that date.

     The information in this prospectus may not contain all the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. The terms "Safeguard Scientifics," "Safeguard," "our" and "we," as used in this prospectus, refer to Safeguard Scientifics, Inc.

     Although we refer to the companies in which we have acquired an equity interest as our "partner companies" and state that we have a "partnership" with these companies, we do not act as an agent or legal representative for any of our partner companies, we do not have the power or authority to legally bind any of our partner companies and we do not have the types of liabilities for our partner companies that a general partner of a partnership would have.

                               PROSPECTUS SUMMARY

     This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. Unless otherwise specifically stated, the information in this prospectus has been adjusted to reflect a 3-for-1 split of our common stock effective as of March 13, 2000. This prospectus does not take into account the possible sale of additional shares of common stock to the underwriters under the underwriters' right to purchase additional shares to cover over-allotments.

                          SAFEGUARD SCIENTIFICS, INC.


     Safeguard Scientifics, Inc. is a leader in incubating and operating what we believe are the premier developing technology companies in the Internet infrastructure market with a focus on three sectors: software, communications, and eServices. We believe that our experience developing technology companies, our expertise in and focus on the Internet infrastructure business, and the reach of our network enable us to identify and attract companies with significant potential for success in the Internet infrastructure market and to assist these companies in becoming market leaders. We intend to continue to develop and operate the premier network of Internet infrastructure companies to offer solutions, seamless connectivity and eServices to businesses engaged in electronic commerce. As of March 17, 2000, we owned interests in 45 partner companies, and our network was comprised of over 200 companies, including the partner companies of Internet Capital Group and our other Internet holding companies, incubators, and private equity funds.


     Our strategy is to utilize our extensive network to meet the strategic and operational needs of our developing Internet infrastructure companies. Our network is broad and deep and supports our partner company development process from beginning to end. We not only provide our partner companies with capital, but we also draw on our broad network resources to offer strategic and operational services in a collaborative environment that serves to accelerate their development and allows them to rapidly capitalize on market opportunities. We have a long-term ownership strategy. Even after a partner company achieves market success, we continue to provide the company with ongoing access to our network resources and industry relationships.

     For the past twenty years, we have been acquiring, developing, operating and integrating into our network leading-edge technology companies. We have successfully capitalized on the major trends in successive waves of innovations in information technology. For instance, we founded and built Novell in the 1980s to lead the computer networking industry, Cambridge Technology Partners in the 1990s to lead the client/server systems integration industry, and Internet Capital Group in the late 1990s to lead the Internet business-to-business electronic commerce industry. We are now developing our next generation of partner companies to lead the Internet infrastructure industry.

     We believe that the rapid growth in business-to-consumer and business-to-business electronic commerce is being driven by advances in Internet infrastructure technology. Electronic commerce depends upon a highly functional, fast, reliable and secure Internet infrastructure. As Internet infrastructure develops, companies will increasingly be able to use the Internet to connect themselves with their customers and business partners to reduce sales, marketing and related expenses, and to integrate their systems more efficiently. Forrester Research estimates that the total electronic commerce market worldwide will reach $3.2 trillion by 2003. Moreover, IDC estimates that worldwide Internet infrastructure spending will grow from $366 billion in 1999 to $1.5 trillion in 2003. We believe there are significant opportunities for companies that create the infrastructure that enables electronic commerce. We believe the most significant sectors in the Internet infrastructure market are software, communications and eServices. The following chart depicts our interests in these three areas:


   SOFTWARE         COMMUNICATIONS                ESERVICES
   --------         --------------                ---------
    Arista              Extant                     aligne
  e-Profile       Integrated Visions    Cambridge Technology Partners
    eMake       NexTone Communications             iMedium
   fob.com        Pac-West Telecomm                  Mi8
   LifeF/X            PrivaSeek                    OPUS360
RealTIME Media          SOTAS                   TechSpace LLC
   Sanchez          Vitts Networks             US Interactive
    USDATA           Web Telecom                Zero to Five
                     Who? Vision
                   Wireless Online


                              RECENT DEVELOPMENTS

     We continually seek ways to extend the reach of our network. We highlight the following recent events:


     In February 2000, eMerge Interactive, a partner company of both Safeguard and Internet Capital Group, completed its initial public offering, raising over $100 million. The offering included an offering to our shareholders under the Safeguard Subscription Program, and was the fourth offering to include a Safeguard Subscription Program. The previous three offerings, all completed in the second half of 1999, were by Internet Capital Group, US Interactive, and Pac-West Telecomm.



     In March 2000, we closed the sale to Textron Inc. of 2,181,819 shares of our common stock for $100 million in a private placement under Section 4(2) of the Securities Act of 1933. We did not pay any commissions or fees to any underwriter in connection with this sale. Safeguard and Textron intend to work together to offer consulting services to each other and their respective partner companies and subsidiaries and explore a variety of potential strategic relationships with each other.


     In February 2000, we acquired a 29% interest in fob.com. fob.com is a developer, builder and manager of vertical purchasing hub sites that enable the electronic procurement of manufacturing materials.

     In February 2000, we acquired a 39% interest in NexTone Communications. NexTone is a developer of an Internet-based system that integrates voice and data communications.

     These transactions have all added to the depth and reach of our network.


     On March 15, 2000, we filed a registration statement to register the offering of up to $500 million of our common stock directly to a limited number of strategic and institutional investors. We anticipate that the shares would be issued at a price based upon the trading price of Safeguard shares during a period prior to completing the sale. The size and terms of the offering are subject to change and no assurance can be given that the offering will be completed. The underwritten offering of common stock covered by this prospectus is not conditioned upon the sale of any shares in the simultaneous offering to strategic and institutional investors.

                            ------------------------

     The address of our principal executive offices is 435 Devon Park Drive, Wayne, PA 19087, (610) 293-0600. We maintain a website at www.safeguard.com. Please note that our website and the websites of our partner companies are not part of this prospectus.

                                  THE OFFERING

Common stock offered by
Safeguard........................    10,000,000 shares


Shares outstanding after
  the offering...................    117,329,728 shares


Over-allotment option............    1,500,000 shares


Use of proceeds..................    We expect to use the net proceeds to
                                     continue to acquire equity interests in
                                     Internet infrastructure companies, to
                                     acquire additional interests in current
                                     partner companies, to pay down any of our future outstanding balances on our revolving credit facilities, and for working capital and other general corporate purposes.


Risk factors.....................    See "Risk Factors" and the other
                                     information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE symbol......................    "SFE"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The pro forma consolidated balance sheet data as of December 31, 1999 reflects the sale of 10,000,000 shares of our common stock in this offering, after deduction of estimated underwriting discounts and commissions and estimated offering expenses, and the sale and issuance of 2,181,819 shares of our common stock to Textron Inc. for $100 million. The pro forma data does not reflect our intended use of proceeds from the sales of our common stock. See "Use of Proceeds." Our historical results are not necessarily indicative of future results.

                                                              YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------------
                                         1999           1998           1997           1996           1995
                                      -----------    -----------    -----------    -----------    -----------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF PARTNER COMPANIES)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
REVENUE.............................  $2,953,270     $2,287,092     $1,995,683     $2,068,807     $1,523,422
OPERATING EXPENSES..................   2,954,550      2,280,102      1,941,508      2,026,305      1,484,750
                                      ----------     ----------     ----------     ----------     ----------
                                          (1,280)         6,990         54,175         42,502         38,672
Gains on issuance of stock by
  partner companies.................     175,662          3,782          5,772          5,582            701
Other income, net...................     107,290        189,883         21,085         25,546         21,250
Interest, net.......................     (30,718)       (26,978)       (19,885)       (22,023)       (19,114)
                                      ----------     ----------     ----------     ----------     ----------
INCOME BEFORE INCOME TAXES, MINORITY
  INTEREST AND EQUITY INCOME
  (LOSS)............................     250,954        173,677         61,147         51,607         41,509
Income taxes........................     (66,514)       (61,424)       (14,336)       (13,285)       (12,124)
Minority interest...................      (8,936)           (47)       (25,727)       (19,934)       (13,853)
Equity income (loss)................     (51,978)        (2,083)           417          1,539          2,731
                                      ----------     ----------     ----------     ----------     ----------
NET INCOME..........................  $  123,526     $  110,123     $   21,501     $   19,927     $   18,263
                                      ==========     ==========     ==========     ==========     ==========
Net income per share(a)
  Basic.............................  $     1.22     $     1.15     $     0.23     $     0.22     $     0.21
  Diluted...........................  $     1.16     $     1.07     $     0.22     $     0.20     $     0.18
Weighted average shares
  outstanding(a)
  Basic.............................     101,134         95,499         93,747         89,700         87,156
  Diluted...........................     110,910        104,742         95,988         94,044         92,202

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL      PRO FORMA
                                                              ----------    ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   49,813    $  627,913
Working capital.............................................     133,839       711,939
Total assets................................................   1,499,879     2,077,979
Long-term debt..............................................      14,532        14,532
Other long-term liabilities.................................     175,611       175,611
Convertible subordinated notes..............................     200,000       200,000
Total shareholders' equity..................................     574,701     1,152,801

NUMBER OF PARTNER COMPANIES.................................          37

---------------
(a) Adjusted to reflect the 3-for-1 split of our common stock effective as of March 13, 2000.

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Safeguard. As one of our shareholders, your investment will be subject to risks inherent in our business. The price of our common stock may decline. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. Additional risks that are not currently known to us or that we deem immaterial may also harm us and the value of your investment.

RISKS RELATED TO US

OUR BUSINESS DEPENDS UPON THE PERFORMANCE OF OUR PARTNER COMPANIES, WHICH IS UNCERTAIN

     Economic, governmental, industry and internal company factors outside our control affect each of our partner companies. If our partner companies do not succeed, the value of our assets, our results of operations and the price of our common stock could decline. The material risks relating to our partner companies include:

     - demand for the products and services of our partner companies depends on widespread commercial use of the Internet;

     - intensifying competition for the products and services our partner companies offer, which could lead to the failure of some of our partner companies;

     - inability to adapt to the rapidly changing Internet marketplace;

     - many of our partner companies are in the early stages of their development with limited operating history, little revenue and substantial losses;

     - inability to manage growth;

     - weakness in the public and private capital markets for Internet-related companies may affect our ability to realize value for our partner companies through initial public offerings; and

     - the operating results of our partner companies.

     Other material risks relating to our partner companies are more fully described below under "Risks Related to Our Partner Companies and Internet Infrastructure Companies."

FLUCTUATIONS IN THE PRICE OF THE COMMON STOCK OF OUR PUBLICLY TRADED PARTNER COMPANIES, IN PARTICULAR THAT OF INTERNET CAPITAL GROUP, INC., MAY AFFECT THE PRICE OF OUR COMMON STOCK


     The aggregate market value of our equity interests in our publicly traded partner companies is $6.0 billion as of March 17, 2000, excluding warrants that are not exercisable at that date. We own approximately 14% of Internet Capital Group, Inc., an Internet company actively engaged in business-to-business electronic commerce through a network of partner companies. On March 17, 2000, our equity interest in Internet Capital Group had a market value of approximately $4.3 billion, which is significant with respect to our market value of $10.6 billion. Fluctuations in the price of Internet Capital Group and our other publicly traded partner companies, which include Cambridge Technology Partners, CompuCom, eMerge Interactive, LifeF/X, Sanchez Computer Associates and US Interactive, are likely to affect the price of our common stock. The common stock price of Internet Capital Group's common stock has been highly volatile and subject to fluctuations unrelated or disproportionate to its operating performance. On August 5, 1999, Internet Capital Group completed its initial public offering at a price of $6.00 per share and its common stock has since traded as high as $212 per share, adjusted for a 2-for-1 stock split effected on December 10, 1999.


     Internet Capital Group's results of operations, and accordingly the price of its common stock, may be adversely affected by a number of factors including the following:

     - lack of acceptance of the Internet as a medium for business-to-business commercial transactions;

     - failure of the operating results of its partner companies to meet expectations;

     - changes in equity losses or income and amortization of goodwill related to the acquisition or divestiture of interests in its partner companies;

     - changes in the market value of its partner company interests, and in particular, VerticalNet, Breakaway Solutions, and eMerge Interactive, three of its publicly traded partner companies;

     - intense competition from other potential acquirors of, and capital providers to, business-to-business electronic commerce companies, which could increase its cost of acquiring interests in additional companies, and competition for the goods and services offered by its partner companies; and

     - its inability to effectively manage its growth and the growth of its partner companies during the anticipated rapid growth of the global business-to-business electronic commerce market.

OUR SUCCESS IS DEPENDENT ON THE RETENTION OF OUR EXECUTIVE MANAGEMENT

     Our success is dependent on our ability to retain executive management. If one or more of the members of our executive management were unable or unwilling to continue in their present position, our business could be disrupted.

OUR RESOURCES AND OUR ABILITY TO MANAGE NEWLY ACQUIRED PARTNER COMPANIES MAY BE STRAINED AS WE ACQUIRE MORE AND LARGER INTERESTS IN INTERNET INFRASTRUCTURE COMPANIES

     We have acquired, and plan to continue to acquire, significant interests in Internet infrastructure companies that complement our business strategy. In the future, we may acquire larger percentages or larger interests in companies than we have in the past, or we may acquire 100% ownership of companies. We may also spend more on individual acquisitions than we have in the past. An increased number of acquisitions and potentially larger acquisitions may place significantly greater strain on our resources, ability to manage such companies and ability to integrate them into our collaborative network. Future acquisitions could subject us to the following risks:

     - our acquisitions may cause a disruption in our ongoing support of our partner companies, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

     - we may not be able to facilitate collaboration between our partner companies and new companies that we acquire; and

     - we may be required to issue equity securities to fund future acquisitions, which may dilute existing shareholders, or to incur debt.

OUR ABILITY TO BORROW FUNDS MAY BE LIMITED IF THE VALUE OF OUR EQUITY INTERESTS IN OUR PUBLIC PARTNER COMPANIES SIGNIFICANTLY DECREASES

     Our ability to draw down on our credit facilities is dependent in part upon the market value of our equity interests in our publicly traded partner companies. If there is a significant decline in the market value of these equity interests, our ability to access our credit facilities may be limited or we may need to repay some of the amounts outstanding. Based on our current operating plans, we depend on our credit facility to provide a portion of the funds we will need for acquiring new partner companies, funding existing partner companies and satisfying our working capital requirements. Any limitation on our access to our credit facilities may significantly reduce our ability to execute our business plan.

INTENSE COMPETITION FROM OTHER ACQUIRORS OF INTERESTS IN INTERNET INFRASTRUCTURE COMPANIES COULD RESULT IN LOWER RETURNS OR LOSSES ON ACQUISITIONS

     We face intense competition from companies with business strategies similar to our own and capital providers to develop and acquire interests in Internet infrastructure companies. Some of these competitors may have more experience identifying and acquiring equity interests in Internet infrastructure companies and have greater financial and management resources, brand name recognition or industry contacts than we do. Although most of our acquisitions will be made at a stage when our partner companies are not publicly traded, we may pay higher prices for those equity interests because of higher trading prices for securities of similar public Internet infrastructure companies and competition from other acquirers and capital providers which would result in lower returns or losses on equity investments. In addition, our strategy of actively operating and integrating our partner companies generally requires us to acquire majority or controlling interests in partner companies. This may place us at a competitive disadvantage to some of our competitors because they have more flexibility than we do in structuring acquisitions.

WE MAY BE UNABLE TO OBTAIN MAXIMUM VALUE FOR OUR PARTNER COMPANY INTERESTS


     We have significant positions in our partner companies. If we were to divest all or part of an interest in a partner company, we may not receive maximum value for this position. The realizable value of our interests in our partner companies may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements. For partner companies with publicly traded stock, we may be unable to sell our interest at then-quoted market prices. For example, we own or have the right to acquire, by exercising warrants, approximately 32 million, or approximately 55%, of the common shares of LifeF/X, Inc., one of our publicly traded partner companies. The trading volume and public float in LifeF/X common stock are extremely small relative to our holdings of LifeF/X common shares. As a result, any significant divestiture by us of our LifeF/X holdings would likely have a material adverse effect on the market price of LifeF/X common stock and on our proceeds from such a divestiture. For other partner companies, like Internet Capital Group, the absolute size of our holdings may affect our ability to realize their market value. In addition, registration and other requirements of applicable securities laws may adversely affect our ability to dispose of our interest in partner companies on a timely basis.


OUR BUSINESS STRATEGY MAY NOT BE SUCCESSFUL IF VALUATIONS OF INTERNET-RELATED COMPANIES DECLINE

     Our strategy involves creating value for our shareholders and the owners of our partner companies by helping our partner companies grow and access the public and private capital markets. Therefore, our success is dependent on acceptance by the public and private capital markets of Internet-related companies in general and of initial public offerings of those companies in particular. If the capital markets for Internet-related companies or the market for initial public offerings of those companies weaken for an extended period of time, we may not be able to take our partner companies public as a means of creating shareholder value. In addition, reduced market interest in Internet infrastructure companies may cause the market value of our publicly traded partner companies to decline.

WE MAY HAVE TO BUY, SELL OR RETAIN ASSETS WHEN WE WOULD OTHERWISE NOT WISH TO IN ORDER TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT

     We believe that we are actively engaged in the business of providing Internet infrastructure products and services through our network of majority-owned subsidiaries and companies that we are considered to "control." Under the Investment Company Act, a company is considered to control another company if it owns more than 25% of that company's voting securities and is the largest voting shareholder. A company may be required to register as an investment company if more than 45% of its total assets consists of, or more than 45% of its income/loss attributable to it over the last four quarters is derived from, securities of companies it does not control. Because many of our partner companies are not majority-owned subsidiaries, and because we own 25% or less of the voting securities of a number of our partner companies, changes in the value of our interests in our partner companies and the income/loss and revenue attributable to our partner companies could subject us to regulation under the Investment Company Act unless we took precautionary steps. For example, in order to avoid having excessive income from "non-controlled" interests, we may choose not to sell minority interests we would otherwise want to sell or we may have to generate non-investment income by selling interests in partner companies that we are considered to control. We may also need to ensure that we retain more than 25% ownership interests in our partner companies after any equity offerings. In addition, we may have to acquire additional income or loss generating majority-owned or controlled interests that we might not otherwise have acquired or may not be able to acquire "non-controlling" interests in companies that we would otherwise want to acquire. In the alternative, we may have to file an application with the Securities and Exchange Commission seeking to rebut the presumption that we do not control a company in situations where we own less than 25% of the voting securities. Issuing orders granting relief under these applications involves the discretion of the Commission and orders may be revoked or modified if the Commission finds an order to be no longer consistent with the facts. It is not feasible for us to be regulated as an investment company because the Investment Company Act rules are inconsistent with our strategy of actively managing, operating and promoting collaboration by and among our network of partner companies.


ACCOUNTING CONVENTIONS MAY REQUIRE US TO CHANGE THE PRESENTATION OF OUR FINANCIAL STATEMENTS

     Because we generally obtain less than a 50% voting interest in our partner companies, we generally do not consolidate the results of operations of our partner companies with our results of operations. However, we own more than 50% of the voting interests of five partner companies, CompuCom, Tangram Enterprise Solutions, aligne, Arista Knowledge Systems, and SOTAS, and therefore consolidate the results of operations of these five companies.

     For example, in 1999, the revenues of CompuCom represented more than 98% of our total revenues although it represented less than 5% of net income. At December 31, 1999, we owned approximately 60% of the aggregate voting interests of CompuCom. If our voting ownership of CompuCom were to decrease below 50% as a result of the issuance of stock in an acquisition or other transaction, we may no longer be able to consolidate the results of operations of CompuCom with our results of operations.

OUR PARTNER COMPANIES COULD MAKE BUSINESS DECISIONS THAT ARE NOT IN OUR BEST INTERESTS OR THAT WE DO NOT AGREE WITH, WHICH COULD IMPAIR THE VALUE OF OUR PARTNER COMPANY INTERESTS

     Although we generally seek a significant equity interest and participation in the management of our partner companies, we may not be able to control significant business decisions of our partner companies. We may have shared control or no control over some of our partner companies. In addition, although we currently own a controlling interest in many of our partner companies, we may not maintain this controlling interest. Acquisitions of interests in partner companies in which we share control or have no control or the dilution of our interests in, and control over, partner companies will involve additional risks that could cause the performance of our interests and our operating results to suffer, including:

     - the management of a partner company having economic or business interests or objectives that are different than ours; and

     - partner companies not taking our advice with respect to the financial or operating difficulties that they may encounter.

     Our inability to adequately control our partner companies could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. Additionally, our partner companies may not collaborate with each other or act in ways that are consistent with our business strategy. These factors could hamper our ability to maximize returns on our interests, and cause us to recognize losses on our interests in partner companies.

RISKS RELATED TO OUR PARTNER COMPANIES AND INTERNET INFRASTRUCTURE COMPANIES

THE SUCCESS OF OUR PARTNER COMPANIES DEPENDS ON THE DEVELOPMENT OF THE INTERNET INFRASTRUCTURE MARKET, WHICH IS UNCERTAIN

     In general, our partner companies rely on the Internet as a medium for commercial transactions for the success of their businesses. The development of the electronic commerce market is in its early stages. If widespread commercial use of the Internet does not continue to develop, or if the Internet does not develop as an effective medium for providing products and services, our partner companies may not succeed.

     Our long-term success depends on widespread market acceptance of the Internet as a medium for electronic commerce. A number of factors could prevent such continued acceptance, including the following:

     - the unwillingness of businesses to shift from traditional processes to Internet-based processes;

     - the failure to continue the development of the necessary network infrastructure for substantial growth in usage of the Internet;

     - increased government regulation or taxation may adversely affect the viability of the Internet infrastructure market; and

     - the growth in bandwidth may not keep pace with the growth in Internet traffic, which could result in slower response times for the users of Internet-based commercial transactions.

OUR PARTNER COMPANIES FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT THEIR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS OF GROWTH

     There is intense competition in the Internet marketplace, and we expect competition to intensify in the future. Our partner companies compete against companies outside our family of companies. Additionally, the intense competition within the Internet marketplace may cause our partner companies to compete among themselves. Our business, financial condition, results of operations and prospects for growth will be materially adversely affected if our partner companies are not able to compete successfully with companies outside our family of companies or compete among themselves. We expect that additional competitors will enter the Internet infrastructure market with competing products as the size and visibility of the Internet infrastructure market opportunity increases. Many of the present and potential competitors may have greater financial, technical, marketing and other resources than those of our partner companies. This may place our partner companies at a disadvantage in responding to the offerings of their competitors, technological changes or changes in client requirements. Also, our partner companies may be at a competitive disadvantage because many of their competitors have greater name recognition, more extensive client bases and a broader range of product offerings.

OUR PARTNER COMPANIES MAY FAIL IF THEY DO NOT ADAPT TO THE RAPIDLY CHANGING INTERNET MARKETPLACE

     Competition for Internet products and services is intense. As the Internet marketplace in general and the Internet infrastructure market in particular grow, we expect that competition will intensify. If our partner companies fail to adapt to rapid changes in technology and customer and supplier demands, they may not become or remain profitable. We cannot assure you that the products and services of our partner companies will achieve market acceptance or commercial success, nor can we assure you that the businesses of our partner companies will be successful.

     The Internet marketplace in general and Internet infrastructure market in particular are characterized by:

     - rapidly changing technology;

     - evolving industry standards;

     - frequent new products and services;

     - shifting distribution channels; and

     - changing customer demands.

     Our future success will depend on our partner companies' ability to adapt to this rapidly evolving marketplace. They may not be able to adequately or economically adapt their products and services, develop new products and services or establish and maintain effective distribution channels for their products and services. If our partner companies are unable to offer competitive products and services or maintain effective distribution channels, they will sell fewer products and services and forego potential revenue, possibly causing them to lose money. In addition, we and our partner companies may not be able to respond to the rapid technology changes occurring in Internet products and services in an economically efficient manner, and our partner companies may become or remain unprofitable.

MANY OF OUR PARTNER COMPANIES HAVE A LIMITED OPERATING HISTORY AND MAY NEVER BE PROFITABLE

     Many of our partner companies are early-stage companies with limited operating history, have significant historical losses and may never be profitable. Many of these companies have incurred substantial costs to develop and market their products, have incurred net losses and cannot fund their cash needs from operations. We expect that the operating expenses of these companies will increase substantially in the foreseeable future as they continue to develop products, increase sales and marketing efforts and expand operations.

MANY OF OUR PARTNER COMPANIES MAY GROW RAPIDLY AND MAY BE UNABLE TO MANAGE THEIR GROWTH

     We expect many of our partner companies to grow rapidly. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, our partner companies must, among other things:

     - rapidly improve, upgrade and expand their business infrastructures;

     - attract and maintain qualified personnel; and

     - maintain adequate levels of liquidity.

     In addition, many of our partner companies have only recently begun developing their financial reporting systems and controls.

SOME OF OUR PARTNER COMPANIES MAY BE UNABLE TO PROTECT THEIR PROPRIETARY RIGHTS AND MAY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS

     Our partner companies assert various forms of intellectual property protection. This intellectual property may constitute an important part of our partner companies' assets and competitive strengths. Federal law -- most typically, copyright, patent, trademark and trade secret -- generally protects intellectual property rights. Although reasonable efforts will be taken to protect the rights to this intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these young companies and the demands of quick delivery of products and services to market, create a risk that their efforts will prove inadequate. Some of our partner companies also license intellectual property from third parties and it is possible that they could become subject to infringement actions based upon the intellectual property licensed from those third parties. Our partner companies generally obtain representations as to the origin and ownership of such licensed intellectual property; however, this may not adequately protect them. Any claims against our partner companies' proprietary rights, with or without merit, could subject our partner companies to costly litigation and the diversion of their technical and management personnel. If our partner companies incur costly litigation and their personnel are not effectively deployed, the expenses and losses incurred by our partner companies will increase and their profits, if any, will decrease.

OUR PARTNER COMPANIES' OPERATIONS MAY BE DISRUPTED BY TECHNOLOGICAL PROBLEMS

     Some of our partner companies' businesses will depend on the efficient and uninterrupted operation of their computer and communications hardware systems. It may be difficult to project the capacity limits on the technology, transaction processing systems and network hardware and software of our partner companies or of third parties they rely on. Our partner companies and the third parties they rely on may not be able to expand and upgrade their systems to meet increased use. As Internet usage increases the strain on the infrastructure of the Internet, our partner companies will need to expand the capacity of their technology, transaction processing systems and network hardware and software or find third parties to provide these services. In addition, our partner companies may not be able to expand and upgrade their systems and network hardware and software capabilities to accommodate increased use of their web sites or find third parties to provide these services. If our partner companies are unable to appropriately upgrade their systems and network hardware and software or find third parties to provide these services, their operations and processes may be disrupted.

OUR PARTNER COMPANIES' SUCCESS DEPENDS ON THEIR ABILITY TO RETAIN KEY PERSONNEL

     Our partner companies are dependent upon their ability to attract and retain senior management and key personnel, including trained technical and marketing personnel. Our partner companies will also need to continue to hire additional personnel as they expand. A shortage in the availability of required personnel would limit the ability of our partner companies to grow, to increase sales of their existing products and services and to launch new products and services.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY HAVE AN ADVERSE IMPACT ON OUR PARTNER COMPANIES

     We believe that concern regarding the security of confidential information transmitted over the Internet prevents many from using the Internet as a medium for communicating or engaging in electronic commerce. If our partner companies that depend on the growing use of the Internet do not add sufficient security features to their future product releases, our partner companies may not gain market acceptance or may have additional legal exposure.

     Despite the measures some of our partner companies have taken, the infrastructure of each of them is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed by any one of our partner companies, he or she could misappropriate proprietary information or cause interruption in operations of the partner company. Security breaches that result in access to confidential information could damage the reputation of any one of our partner companies and expose the partner company affected to a risk of loss or liability. Recently, several highly publicized technology disruptions at large electronic commerce companies have highlighted the importance of deploying a reliable Internet infrastructure. Some of our partner companies may be required to make significant investments and efforts to protect against or remedy security breaches.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES MAY PLACE FINANCIAL BURDENS ON OUR BUSINESS AND THE BUSINESSES OF OUR PARTNER COMPANIES

     Currently, there are few laws or regulations directed specifically at electronic commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, distribution and quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and the Internet infrastructure market, which could decrease the revenue of our partner companies and place additional financial burdens on our business and the businesses of our partner companies.

     Laws and regulations directly applicable to Internet communications are becoming more prevalent. For example, the United States Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our business or those of our partner companies, they add to the legal and regulatory burden faced by Internet infrastructure companies.

     Congress recently enacted a three-year moratorium, ending on October 21, 2001, on the application of "discriminatory" or "special" taxes by the states on Internet access or on products and services delivered over the Internet. Congress further declared that there will be no federal taxes on electronic commerce until the end of the moratorium. However, this moratorium does not prevent states from taxing activities or goods and services that the states would otherwise have the power to tax. Furthermore, the moratorium does not apply to certain state taxes where taxes were in place before the moratorium was enacted.

OUR PARTNER COMPANIES MAY HAVE SOLD SOFTWARE WHICH IS NOT YEAR 2000 COMPLIANT WHICH COULD SUBJECT THEM TO LITIGATION

     Although we are currently unaware of any Year 2000 problems in our partner companies' installed software, some of our partner companies are software companies that may have sold software that is not Year 2000 compliant. The failure by our companies to remedy any non-compliant software sold by them could expose these companies to litigation.

RISKS RELATING TO THE OFFERING

WE MAY ISSUE SECURITIES WHICH MAY DILUTE YOUR OWNERSHIP INTEREST

     In the future, we may issue securities to raise cash for acquisitions, and we may also pay for interests in additional partner companies by using a combination of cash and our common stock, or just our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock. In addition, if we issue securities convertible into our common stock the conversion of these securities may dilute your ownership interest and have an adverse impact on the price of our common stock.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF US DIFFICULT


     Our articles of incorporation provides that our board of directors may issue preferred stock without shareholder approval and also provides for supermajority voting requirements. We are also subject to the anti-takeover statutes of the Pennsylvania Business Corporation Law. In addition, we have a shareholder rights plan which has the effect of discouraging any person or group from beneficially owning more than 15% of our outstanding common stock unless our board has amended the plan or redeemed the rights. The issuance of preferred stock, the existence of the shareholder rights plan and the supermajority voting requirements and the operation of the anti-takeover statutes of the Pennsylvania Business Corporation Law could make it more difficult for a third party to acquire us without the approval of our board. The supermajority voting requirements, the shareholder rights plan and the anti-takeover provisions of the Pennsylvania Business Corporation Law are described in detail under the caption "Description of Capital Stock" beginning on page 60 of this prospectus.


OUR COMMON STOCK PRICE IS HIGHLY VOLATILE

     The market price for our common stock has been highly volatile and is likely to continue to be highly volatile. The trading prices of many technology and Internet-related company stocks, including ours, have experienced significant price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of the Internet or Internet companies could depress our stock price regardless of our results.

     The following factors will add to our common stock price's volatility:

     - actual or anticipated variations in our quarterly results and those of our partner companies;

     - changes in the market valuations of our partner companies and other Internet companies;

     - conditions or trends in the Internet industry in general and the Internet infrastructure industry in particular;

     - negative changes in the public's perception of the prospects of Internet infrastructure companies;

     - changes in the size, form or rate of our acquisitions;

     - changes in our financial estimates and those of our partner companies by securities analysts;

     - new products or services offered by us, our partner companies and their competitors;

     - announcements by our partner companies and their competitors of technological innovations;

     - announcements by us or our partner companies or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     - our capital commitments;

     - additional sales of our securities;

     - additions to or departures of our key personnel and key personnel of our partner companies; and

     - general economic conditions such as a recession, or interest rate or currency rate fluctuations.

Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us and our partner companies, that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors are discussed in the "Risk Factors" section beginning on page 6 of this prospectus, and include, among other things:

     - development of the Internet and the infrastructure that supports it;

     - our ability to identify trends in our markets and the infrastructure markets of our partner companies and to offer new solutions that address the changing needs of these markets;

     - our ability to successfully execute our business model;

     - our partner companies' ability to compete successfully against direct and indirect competitors;

     - our ability to acquire interests in additional companies;

     - growth in demand for Internet infrastructure products and services; and

     - changes in the market for securities of Internet companies in general and for initial public offerings of Internet companies in particular.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue" or the negative of such terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS


     We estimate the net proceeds to us from the offering will be approximately $478 million (approximately $550 million if the underwriters over-allotment option is exercised in full), after deducting the underwriters' discount and the other expenses of the offering payable by us. We expect to use the net proceeds to continue to acquire equity interests in Internet infrastructure companies, to acquire additional interests in current partner companies, to pay down any of our future outstanding indebtedness under our revolving credit facilities, for working capital, and other general corporate purposes. Pending our use of the net proceeds, we plan to invest the net proceeds in interest-bearing investment grade securities. We had no outstanding borrowings under our revolving credit facilities as of March 17, 2000. Other than to repay any future borrowings under our revolving credit facilities due to the funding of previous commitments or otherwise, we currently have no specific plans as to the use of the net proceeds, and we will have broad discretion in the use of the net proceeds.


                                DIVIDEND POLICY

     We have never declared or paid cash dividends and currently do not anticipate paying cash dividends in the future.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is currently traded on The New York Stock Exchange under the symbol "SFE." The following table sets forth the high and low sale prices for our common stock as reported on The New York Stock Exchange for the periods indicated as adjusted, to reflect a 3-for-1 split of our common stock effective as of March 13, 2000.


                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 1998:
First Quarter...............................................  $12.81    $10.04
Second Quarter..............................................   15.13     11.54
Third Quarter...............................................   13.81      7.83
Fourth Quarter..............................................   10.58      5.71
YEAR ENDED DECEMBER 31, 1999:
First Quarter...............................................   24.63      9.17
Second Quarter..............................................   40.00     19.13
Third Quarter...............................................   25.50     15.85
Fourth Quarter..............................................   61.81     22.63
YEAR ENDED DECEMBER 31, 2000:
First Quarter (through March 17, 2000)......................   99.00     43.71



     On March 21, 2000, the closing price of our common stock on The New York Stock Exchange Composite Tape was $90.50 per share. As of March 17, 2000, there were 107,329,089 shares of our common stock outstanding. At March 17, 2000, we had approximately 68,000 beneficial holders of our common stock.

                                 CAPITALIZATION

     The following table sets forth our actual total capitalization as of December 31, 1999 and our pro forma capitalization to adjust for (1) the sale of 2,181,819 shares of our common stock to Textron Inc., and (2) the sale of our common stock pursuant to this offering and the application of the estimated net proceeds of approximately $478 million from this offering.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ----------
                                                                  (IN THOUSANDS)
5% convertible subordinated notes due June 15, 2006.........  $200,000    $  200,000
Long-term debt..............................................    14,532        14,532
Shareholders' equity:
  Preferred Stock, $10.00 par value, 1,000,000 shares
     authorized, none issued and outstanding -- actual and
     pro forma..............................................        --            --
  Common Stock, $0.10 par value; 500,000,000 shares
     authorized; 104,749,317 shares issued and
     outstanding -- actual, and 116,931,136 shares issued
     and outstanding -- pro forma...........................    10,475        11,693
  Additional paid-in capital................................   133,969       710,851
  Retained earnings.........................................   385,120       385,120
  Accumulated other comprehensive income....................    45,137        45,137
                                                              --------    ----------
     Total shareholders' equity.............................   574,701     1,152,801
                                                              --------    ----------
       Total capitalization.................................  $789,233     1,367,333
                                                              ========    ==========


The table above excludes, as of March 17, 2000:


     - 8,294,100 shares of common stock issuable upon the conversion of the convertible subordinated notes issued in June 1999;

     - 1,500,000 shares issuable upon the exercise of the underwriters over-allotment options in connection with this offering;


     - 7,464,201 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $21.97 per share; and



     - 6,198,750 shares underlying options reserved for future issuance under our stock option plans; and



     - 193,158 shares issued upon the exercise of stock options from January 1, 2000 to March 17, 2000; and


     - 160,434 shares issued on February 15, 2000 upon the acquisition of the remaining 20% interest in aligne.


     - 45,000 shares issued on February 28, 2000 to a certain executive as a restricted stock award.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The Consolidated Statement of Operations Data for the years ended December 31, 1999, 1998 and 1997, and the Consolidated Balance Sheet Data at December 31, 1999 and 1998 have been derived from Safeguard's consolidated financial statements which, together with the notes thereto, have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The Consolidated Statement of Operations Data for the years ended December 31, 1996 and 1995, and the Consolidated Balance Sheet Data at December 31, 1997, 1996 and 1995 have been derived from Safeguard's consolidated financial statements, which, together with the notes thereto, have been audited by KPMG LLP, independent auditors, and are not included in this prospectus.


                                                          YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND
                                                        NUMBER OF PARTNER COMPANIES)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
TOTAL REVENUE........................  $2,953,270   $2,287,092   $1,995,683   $2,068,807   $1,523,422
OPERATING EXPENSES
Cost of revenue......................   2,605,821    1,972,931    1,699,192    1,792,958    1,311,332
Selling, service, and general and
  administrative.....................     311,564      268,996      224,184      212,702      156,491
Depreciation and amortization........      36,778       21,738       18,132       20,645       16,927
Restructuring........................         387       16,437           --           --           --
                                       ----------   ----------   ----------   ----------   ----------
  Total operating expenses...........   2,954,550    2,280,102    1,941,508    2,026,305    1,484,750
                                       ----------   ----------   ----------   ----------   ----------
                                           (1,280)       6,990       54,175       42,502       38,672
Gains on issuance of stock by partner
  companies..........................     175,662        3,782        5,772        5,582          701
Other income, net....................     107,290      189,883       21,085       25,546       21,250
Interest, net........................     (30,718)     (26,978)     (19,885)     (22,023)     (19,114)
                                       ----------   ----------   ----------   ----------   ----------
INCOME BEFORE INCOME TAXES, MINORITY
  INTEREST AND EQUITY INCOME
  (LOSS).............................     250,954      173,677       61,147       51,607       41,509
Income taxes.........................     (66,514)     (61,424)     (14,336)     (13,285)     (12,124)
Minority interest....................      (8,936)         (47)     (25,727)     (19,934)     (13,853)
Equity income (loss).................     (51,978)      (2,083)         417        1,539        2,731
                                       ----------   ----------   ----------   ----------   ----------
NET INCOME...........................  $  123,526   $  110,123   $   21,501   $   19,927   $   18,263
                                       ==========   ==========   ==========   ==========   ==========
Net income per share(a)
  Basic..............................  $     1.22   $     1.15   $     0.23   $     0.22   $     0.21
  Diluted............................  $     1.16   $     1.07   $     0.22   $     0.20   $     0.18
Weighted average shares
  outstanding(a)
  Basic..............................     101,134       95,499       93,747       89,700       87,156
  Diluted............................     110,910      104,742       95,988       94,044       92,202



                                                                DECEMBER 31,
                                       --------------------------------------------------------------
                                          1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............  $   49,813   $    6,257   $    5,382   $   12,881   $    7,267
Working capital......................     133,839      251,991      228,001      345,530      226,659
Total assets.........................   1,499,879    1,068,690      714,541      936,070      742,874
Long-term debt.......................      14,532      205,044      127,089      252,725      204,431
Other long-term liabilities..........     175,611        1,317        1,246          759        1,057
Convertible subordinated notes.......     200,000       71,345       90,881      102,131           --
Total shareholders' equity...........     574,701      342,859      207,070      169,011      154,309
NUMBER OF PARTNER COMPANIES..........          37           26           24           25           22


---------------
(a) Adjusted to reflect the 3-for-1 split of our common stock effective as of March 13, 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto included elsewhere in this prospectus.

GENERAL

     We are a leading Internet company actively engaged in the Internet infrastructure business through our extensive network of partner companies. We acquire interests in developing Internet infrastructure companies and incubate and integrate these companies into our network. We focus on what we believe to be the most significant market sectors of the Internet infrastructure industry: software, communications and eServices. We believe that our experience developing technology companies, our expertise in and focus on Internet infrastructure and the reach of our network, which includes Internet Capital Group's business-to-business electronic commerce companies, enable us to identify and attract companies with significant potential for success in the Internet infrastructure market. We intend to be the premier network of Internet infrastructure companies offering solutions, seamless connectivity and eServices to businesses engaged in electronic commerce.

     Our principal mission is to promote long-term shareholder value. We believe shareholder value is maximized by retaining and promoting the entrepreneurial culture of our partner companies. The entrepreneurs of our partner companies generally retain significant equity interests in their businesses, and their interests as shareholders remain aligned with ours. We provide a full range of operational and management services to each of our partner companies through dedicated teams of Safeguard professionals. Each team has expertise in the areas of business and technology strategy, sales and marketing, operations, finance, legal and transactional support, and human resources, and provides hands-on assistance to the management of the partner company in support of its growth. The level of involvement varies and in some circumstances includes the provision of full-time interim personnel. Since we are a long-term partner, we pursue various alternatives to maximize the long-term value of our partner companies. These alternatives include preparing our partner companies for initial public offerings, assisting with mergers and acquisitions, and providing additional capital. We typically retain a significant ownership position in our partner companies after they complete their initial public offerings.

     We developed the Safeguard Subscription Program to give our shareholders the opportunity to participate in the initial public offerings of our partner companies. The offering ratio varies, but is based on the number of shares being offered under the program by the partner company in relation to the number of Safeguard shares outstanding at the time of an offering. We completed Safeguard Subscription Programs in conjunction with the initial public offerings of Internet Capital Group, Inc., US Interactive, Inc. and Pac-West Telecomm, Inc. in 1999, and with the initial public offering of eMerge Interactive, Inc. in February 2000. In addition, another partner company, OPUS360 Corporation, is in registration for its initial public offering that will include a Safeguard Subscription Program.

     Our net income could fluctuate significantly from quarter to quarter. There can be no guarantee that we will report net income in each period.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE CONSOLIDATED FINANCIAL STATEMENTS

     The various interests that we acquire in our partner companies are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on our voting interest in a partner company.

     Consolidation. Partner companies in which we directly or indirectly own more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. Under this method, a partner company's results of operations are included within our consolidated statements of operations. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in the caption "minority interest" in our consolidated statements of operations. Minority interest adjusts our consolidated net income to reflect only our share of the income or losses of the consolidated partner company. CompuCom Systems, Inc. and Tangram Enterprise Solutions, Inc. were consolidated in 1999, 1998 and 1997. During 1999, we acquired controlling majority voting interests in aligne, incorporated, SOTAS, Inc., and Arista Knowledge Systems Inc. Each one of these partner companies was consolidated from the date we acquired directly or indirectly more than 50% of the outstanding voting securities interest. We also consolidated Premier Solutions Ltd. and Pioneer Metal Finishing until they were sold in 1997.

     Equity Method. Partner companies whose results we do not consolidate, but over whom we exercise significant influence, are generally accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation on the partner company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with our holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within our consolidated statement of operations; however, our share of the income or losses of the partner company is reflected in the caption "equity income (loss)" in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the partner company's securities, which may be different from the percentage of the economic ownership of the partner company held by us. During 1999, we accounted for 29 of our partner companies under the equity method of accounting.

     Our partner companies accounted for under the equity method of accounting at December 31, 1999 included:


                                                              PARTNER
                                                              COMPANY     VOTING
                                                               SINCE     OWNERSHIP
                                                              -------    ---------
PUBLICLY TRADED
Cambridge Technology Partners (Massachusetts), Inc..........   1991         16%
ChromaVision Medical Systems, Inc...........................   1996         27%
DocuCorp International, Inc.................................   1995         17%
eMerge Interactive, Inc.....................................   1997         19%
Internet Capital Group, Inc.................................   1996         14%
LifeF/X, Inc................................................   1996         13%
OAO Technology Solutions, Inc...............................   1996         31%
Pac-West Telecomm, Inc......................................   1998          7%
Sanchez Computer Associates, Inc............................   1986         26%
USDATA Corporation..........................................   1994         38%
US Interactive, Inc.........................................   1998         13%

PRIVATELY HELD
4anything.com, Inc..........................................   1999         28%
Extant, Inc.................................................   1999         21%
The Basketball Network LLC, d/b/a HoopsTV.com...............   1999         24%
iMedium, Inc................................................   1999         23%
Integrated Visions, Inc.....................................   1998         49%(a)
Kanbay LLC..................................................   1998         28%
PrivaSeek, Inc..............................................   1999         33%

                                                              PARTNER
                                                              COMPANY     VOTING
                                                               SINCE     OWNERSHIP
                                                              -------    ---------
QuestOne Decision Sciences Corporation......................   1997         35%
RealTIME Media, Inc.........................................   1999         43%
Vitts Networks, Inc.........................................   1999         48%
Who? Vision Systems, Inc....................................   1998         29%(a)
XL Vision, Inc..............................................   1995         18%

---------------
(a) We owned non-voting convertible securities in these companies. However, we believe we have the ability to exercise significant influence based on our representation on the board of directors and other factors. This percentage represents the voting ownership assuming the conversion of all non-voting convertible securities.

     At December 31, 1999, we owned voting securities in all the privately held companies listed except Integrated Visions and Who? Vision Systems. We have representation on the board of directors of all of the above partner companies. Although we own less than 20% of the voting stock of some of the above companies, we believe we have the ability to exercise significant influence based on our representation on the board of directors and other factors. We also account for our interests in some private equity funds under the equity method of accounting, based on our general and limited partner interest. In addition to our holdings in voting and non-voting equity and debt securities, we also periodically make advances to our partner companies in the form of promissory notes. We had advances to equity method partner companies totaling $36 million at December 31, 1999.

     Many of our privately held, equity method partner companies are Internet-related companies with limited operating histories that have not generated significant revenues and incurred substantial losses in 1999. We expect these losses to continue in 2000. Our equity losses may also increase as a result of our acquisition of interests in, and operation of, additional Internet-related companies.

     Cost Method. Partner companies and private equity funds that we do not account for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings or losses of these companies is not included in our consolidated statements of operations. However, the effect of the change in market value of cost method holdings classified as trading securities is reflected in our results of operations during each reporting period.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE PRESENTATION OF OUR FINANCIAL STATEMENTS

     The presentation of our financial statements may differ from period to period primarily due to the applicable accounting method used for recognizing our equity interests in the operating results of a partner company. For example, the presentation of our financial statements are significantly influenced by the consolidated results of operations of CompuCom which we consolidated based on our 60% voting interest. CompuCom accounted for over 98% of our consolidated revenues, but represented less than 5% of our consolidated net income in 1999.

     To understand our net results of operations and financial position without the effect of consolidating our consolidated partner companies, please refer to note 18 to our consolidated financial statements, which summarizes our parent company statements of operations and balance sheets and presents our consolidated partner companies as if they were accounted for under the equity method of accounting for all periods presented. Our share of the income or losses of the consolidated partner companies is included in "equity income
(loss)" in the parent company statements of operations. The carrying value of these companies is included in "ownership interest in and advances to partner companies" in the parent company balance sheets.

     Although the parent company statements of operations and balance sheets presented in note 18 reflect our historical results, they are not necessarily indicative of future parent company balance sheets and statements of operations.

NET RESULTS OF OPERATIONS

     Our reportable segments include General Safeguard Operations, Partner Company Operations and CompuCom Operations. General Safeguard Operations represents the expenses of providing strategic and operational support to our partner companies, and the related administrative costs. General Safeguard Operations includes the effect of transactions and other events incidental to our ownership interests in our partner companies and our operations in general. Partner Company Operations reflect operations of all partner companies other than CompuCom. The partner companies included under Partner Company operations have been accounted for under the consolidated, equity or cost method depending on their particular circumstances. CompuCom Operations reflect the consolidated results of CompuCom. All significant intersegment activity has been eliminated.

     The following table reflects consolidated operating data by reported segments (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                               1999          1998          1997
                                                            ----------    ----------    ----------
SUMMARY OF CONSOLIDATED NET INCOME
General Safeguard Operations..............................  $  158,553    $  109,689    $    3,599
Partner Company Operations................................     (42,739)          358          (210)
CompuCom Operations.......................................       7,712            76        18,112
                                                            ----------    ----------    ----------
                                                            $  123,526    $  110,123    $   21,501
                                                            ==========    ==========    ==========
GENERAL SAFEGUARD OPERATIONS
Revenue...................................................  $   13,912    $   11,949    $   10,458
Operating expenses
  General and administrative..............................      43,429        24,413        22,308
  Depreciation and amortization...........................       7,914         1,443         1,309
                                                            ----------    ----------    ----------
  Total operating expenses................................      51,343        25,856        23,617
                                                            ----------    ----------    ----------
                                                               (37,431)      (13,907)      (13,159)
  Gains on issuance of stock by partner companies.........     175,662         3,782         5,772
  Other income, net.......................................     107,290       189,883        18,253
  Interest, net...........................................      (7,193)       (7,964)       (4,656)
                                                            ----------    ----------    ----------
  Income before income taxes..............................     238,328       171,794         6,210
  Income taxes............................................     (79,775)      (62,105)       (2,611)
                                                            ----------    ----------    ----------
Net Income from General Safeguard Operations..............  $  158,553    $  109,689    $    3,599
                                                            ==========    ==========    ==========
PARTNER COMPANY OPERATIONS
Revenue...................................................  $   27,469    $   20,678    $   35,423
Operating expenses
  Cost of sales...........................................       8,082         2,426        16,935
  Selling and service.....................................       8,875         8,087         7,895
  General and administrative..............................      13,572         5,309         6,476
  Depreciation and amortization...........................       5,497         2,872         4,316
                                                            ----------    ----------    ----------
  Total operating expenses................................      36,026        18,694        35,622
                                                            ----------    ----------    ----------
                                                                (8,557)        1,984          (199)
  Interest, net...........................................        (330)         (272)         (282)
                                                            ----------    ----------    ----------
  Income (loss) before income taxes, minority interest and
    equity income (loss)..................................      (8,887)        1,712          (481)
  Income taxes............................................      18,192           729          (146)
  Minority interest.......................................         (66)           --            --
  Equity income (loss)....................................     (51,978)       (2,083)          417
                                                            ----------    ----------    ----------
Net Income (Loss) from Partner Company Operations.........  $  (42,739)   $      358    $     (210)
                                                            ==========    ==========    ==========
COMPUCOM OPERATIONS
Revenue...................................................  $2,911,889    $2,254,465    $1,949,802
Operating expenses
  Cost of sales...........................................   2,597,739     1,970,505     1,682,257
  Selling and service.....................................     159,006       164,262       128,751
  General and administrative..............................      86,682        66,925        58,754
  Depreciation and amortization...........................      23,367        17,423        12,507
  Restructuring...........................................         387        16,437            --
                                                            ----------    ----------    ----------
  Total operating expenses................................   2,867,181     2,235,552     1,882,269
                                                            ----------    ----------    ----------
                                                                44,708        18,913        67,533
  Other income, net.......................................          --            --         2,832
  Interest, net...........................................     (23,195)      (18,742)      (14,947)
                                                            ----------    ----------    ----------
  Income before income taxes and minority interest........      21,513           171        55,418
  Income taxes............................................      (4,931)          (48)      (11,579)
  Minority interest.......................................      (8,870)          (47)      (25,727)
                                                            ----------    ----------    ----------
Net Income from CompuCom Operations.......................  $    7,712    $       76    $   18,112
                                                            ==========    ==========    ==========

NET RESULTS OF OPERATIONS -- GENERAL SAFEGUARD OPERATIONS

     Revenue. Revenue consists of administrative service fees charged to certain partner companies and private equity funds for operational and management services provided through a team of our professionals. Revenue was $13.9 million for the year ended December 31, 1999, $11.9 million for the year ended December 31, 1998 and $10.5 million for the year ended December 31, 1997. The increase in each year in the three-year period ended December 31, 1999 was the result of an increase in the number of partner companies.

     General and Administrative. Our general and administrative costs consist primarily of employee compensation, outside services such as legal, accounting, marketing and consulting, and travel-related costs. General and administrative expenses were $43.4 million for the year ended December 31, 1999, $24.4 million for the year ended December 31, 1998 and $22.3 million for the year ended December 31, 1997. General and administrative expenses increased $19.0 million or 78% in 1999 from 1998 reflecting the growth in the number of partner companies to 37 in 1999 from 26 in 1998. The increase represents expenses incurred to support the growing number and related activities of our partner companies, primarily payroll-related and marketing costs. We expect these costs to continue to be higher compared to historical periods due to the increased resources needed to support the increasing number of partner companies.

     Depreciation and Amortization. Increase in depreciation and amortization is due to accretion of the obligation related to the two forward sale contracts entered into in 1999 and an increase in depreciation related to campus office buildings acquired in 1998.

     Gains on Issuance of Stock by Partner Companies. Gains on issuance of stock by partner companies represents gains or losses on the issuance of stock by our partner companies to reflect the change in our share of the net equity of these companies. Gains on issuance of stock by partner companies consisted of the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1999       1998      1997
                                                         --------    ------    ------
Internet Capital Group.................................  $172,934    $   --    $   --
Cambridge Technology Partners..........................       326     3,598     3,579
Other..................................................     2,402       184     2,193
                                                         --------    ------    ------
                                                         $175,662    $3,782    $5,772
                                                         ========    ======    ======

     Gains on issuance of stock by partner companies consisted primarily of the issuance by Internet Capital Group of 31 million shares of its common stock in its initial public offering in August 1999, seven million shares of its common stock in a follow-on public offering in December 1999, and approximately three million shares in private placements and acquisitions completed in the fourth quarter of 1999. The pretax gain represents the increase in our share of Internet Capital Group's net equity as a result of its stock issuances.

     We recorded gains on stock issued by Cambridge Technology Partners as a result of employee stock option exercises.

     Other Income, net. Other income, net, consisted of the following (in thousands):

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
Gain on the Coherent Communications Systems
  Corporation/Tellabs, Inc. merger..........................  $     --    $245,261    $    --
Unrealized gain (loss) on Tellabs stock, net................    78,163     (48,549)        --
Gain on sale of Diamond Technology Partners, Inc. stock.....    41,108          --      4,954
Gain on sale of Internet Capital Group stock................     9,332          --         --
Gain on sale of Pac-West Telecomm stock.....................     7,113          --         --
Gain on sale of Cambridge Technology Partners stock.........        --      15,016     15,209
Gain on sale of other public holdings.......................     7,383       2,677      2,720
Gain on distributions from private equity funds.............     4,590       9,945      2,261
Gain on First Consulting Group, Inc./Integrated Systems
  Consulting Group, Inc. merger.............................        --       6,586         --
Other, primarily impairment charges.........................   (40,399)    (41,053)    (6,891)
                                                              --------    --------    -------
                                                              $107,290    $189,883    $18,253
                                                              ========    ========    =======

     In August 1998, Tellabs, Inc. acquired Coherent, and we received approximately seven million shares (adjusted for a 2-for-1 stock split in May
1999) of Tellabs in exchange for all of our Coherent shares. The market value of the Tellabs shares received on the date of exchange was used to determine the gain. Subsequent to the merger, our holdings in Tellabs were classified as trading securities and the effect of the change in market value of Tellabs was reflected in our results of operations as an unrealized gain (loss). In August 1999, we completed the pledge of all our remaining holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, we changed the classification of these holdings to available-for-sale. Therefore, changes in the fair value of our remaining Tellabs holdings are now recorded as an adjustment to other comprehensive income in shareholders' equity.

     For the years ended December 31, 1999, 1998 and 1997, we recorded impairment charges of $37.5 million, $35.8 million and $12.3 million for the other than temporary decline in the carrying value of some partner companies.

     Interest, net. Interest expense, net, was $7.2 million for the year ended December 31, 1999, $8.0 million for the year ended December 31, 1998 and $4.7 million for the year ended December 31, 1997. The decrease in 1999 was a result of higher interest income and the elimination of interest due to the conversion of $71.3 million of our 1996 convertible subordinated notes, which was partially offset by interest associated with the $200 million 5% convertible subordinated notes issued in 1999. The increase in interest expense in 1998 was due to our increased borrowings primarily to fund acquisitions in new and existing partner companies.

     Income Taxes. Our consolidated effective tax rate decreased to 35% in 1999 compared to 36% for 1998 due to the realization of previously unrecorded tax benefits attributable to the difference between the book basis and tax basis of some of our holdings as well as the application of lower tax rates against realized securities gains.

NET RESULTS OF OPERATIONS -- PARTNER COMPANY OPERATIONS

     Revenue. Revenue was $27.5 million for the year ended December 31, 1999, $20.7 million for the year ended December 31, 1998 and $35.4 million for the year ended December 31, 1997. The increase in revenue in 1999 was the result of the acquisitions of aligne and SOTAS during 1999. The decrease in revenue in 1998 was primarily due to the elimination of revenue as a result of the sale of Premier Solutions Ltd. and Pioneer Metal Finishing, Inc. in 1997.

     Operating Expenses. Operating expenses were $36.0 million for the year ended December 31, 1999, $18.7 million for the year ended December 31, 1998 and $35.6 million for the year ended December 31, 1997. The increase in operating expenses in 1999 was the result of consolidating aligne, Arista and

SOTAS. The decrease in operating expenses in 1998 was primarily due to the sale of Premier Solutions and Pioneer Metal Finishing in 1997.

     Equity Income (Loss). A significant portion of our net results of operations is derived from companies in which we hold a significant minority ownership interest. Equity income (loss) fluctuates with the number of companies accounted for under the equity method, our voting ownership percentage in these companies, the amortization of goodwill related to newly acquired equity method companies, and the net results of operations of these companies. During the year ended December 31, 1999, we accounted for 29 companies under the equity method of accounting compared to 14 companies during the comparable 1998 period.

     The significant increase in equity losses in 1999 from 1998 reflects increased operating losses at some of our existing partner companies and an increase in the number of companies accounted for under the equity method in 1999, a majority of which have operating losses. Many of our partner companies accounted for under the equity method are Internet-related companies with substantial losses. We expect to continue to acquire interests in more Internet-related companies that may have operating losses and that we may account for under the equity method. Additionally, we expect certain of our existing partner companies to continue to invest in their products and services and to recognize operating losses. As a result, equity losses could continue to increase significantly.

     The decrease in equity income in 1998 from 1997 is a result of discontinuing the accounting for our holdings in Coherent under the equity method of accounting, and recording our share of merger-related and other charges at certain partner companies. The decrease was also a result of increased operating losses at certain partner companies, partially offset by strong overall performance at Cambridge Technology Partners and Sanchez.

NET RESULTS OF OPERATIONS -- COMPUCOM OPERATIONS

     CompuCom provides people, process, and technology to deliver infrastructure solutions that optimize electronic business and enterprise applications. CompuCom's revenues are primarily derived from sales of distributed desktop computer products and configuration, network integration and technology support.

     Revenue. Revenue was $2.9 billion for the year ended December 31, 1999, $2.3 billion for the year ended December 31, 1998 and $1.9 billion for the year ended December 31, 1997. The increase in revenue was primarily due to increased volume of product sales resulting from the acquisitions of the Technology Acquisition Services Division of Entex Information Services, Inc. during the second quarter of 1999 and Computer Integration Corporation and DataFlex Corporation during the second quarter of 1998.

     Gross Margin. Gross margin was 10.8% for the year ended December 31, 1999, 12.6% for the year ended December 31, 1998 and 13.7% for the year ended December 31, 1997. The decrease in 1999 and 1998 was attributable to reduced gross margins on product sales due to heightened competition from direct marketers and other corporate resellers and a reduction in manufacturer sponsored incentives which was not fully offset by improved services gross margins.

     Selling and Service Expenses. Selling and service expenses were 5.5% of revenue for the year ended December 31, 1999, 7.3% of revenue for the year ended December 31, 1998 and 6.6% of revenue for the year ended December 31, 1997. In 1999, the decrease in selling and service expense was primarily due to CompuCom's cost reduction efforts, partially offset by an increase in sales force as a result of the Entex acquisition. In 1998, the increase in selling and services expense was primarily due to an increase in sales force as a result of the Computer Integration Corporation and Dataflex acquisitions, the hiring of additional sales representatives, higher commission expense, and growth in the service business.

     General and Administrative Expense. General and administrative expenses were 3.0% of revenue in 1999, 1998 and 1997. The dollar increase in 1999 was primarily due to expenditures to broaden CompuCom's eCommerce capabilities and costs associated with the integration of Computer Integration Corporation, Dataflex and Entex.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $23.4 million in 1999, $17.4 million in 1998 and $12.5 million in 1997. The increases in depreciation and amortization expense was a result of the Entex acquisition in 1999 and the Computer Integration Corporation and Dataflex acquisitions in 1998.

     Restructuring Expense. In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by closing branch facilities and reducing CompuCom's workforce by approximately 10%. As a result, CompuCom recorded a restructuring charge in 1998 of $16.4 million (pretax), which reduced our income by approximately $8.1 million (pretax), after recording minority interest. The charge primarily consisted of costs associated with the closing of certain facilities and disposing of related fixed assets, as well as employee severance and benefits related to the reduction in workforce.

     Interest, Net. The increase in interest expense, net was a result of increased borrowings at CompuCom to fund the acquisitions of Entex in 1999 and Computer Integration Corporation and Dataflex in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations in recent years with our bank credit facility, proceeds from issuance of convertible notes, proceeds from forward sale contracts, borrowings under partner company revolving credit facilities, and proceeds from sales of partner companies.

     In June 1999, we issued $200 million of 5% convertible subordinated notes due June 2006. At December 31, 1999, the notes are convertible into our common stock at approximately $25 per share, as adjusted to reflect a 3-for-1 stock split. We used approximately $111 million of the net proceeds to repay all of our outstanding indebtedness under our bank credit facility and borrowings from partner companies.

     During 1999, we entered into two contracts relating to the forward sale of
3.4 million shares of our holdings in Tellabs. We pledged these shares for three years and in return received approximately $139 million of cash. At the end of the term, we have the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from 2.7 million to 3.4 million shares (or the cash value thereof). The proceeds from this financing transaction were used to pay down a portion of our bank credit facility and to acquire interests in or make advances to new and existing partner companies and private equity funds.

     Sales of equity securities generated proceeds of approximately $138 million in 1999, $95 million in 1998 and $71 million in 1997.

     As of December 31, 1999, we have availability under our bank credit facilities of $200 million. Of the $200 million, $150 million matures in May 2002 and is secured by certain equity securities we hold in publicly traded companies. The value of these pledged securities exceeds the total availability under the bank credit facility. The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the pledged securities. The $50 million facility matures in April 2000. There were no borrowings outstanding under the facilities at December 31, 1999. In 2000, we intend to increase the availability under our bank credit facilities to $300 million and extend the maturity on both facilities.

     In 1999, we repaid $20 million of borrowings from certain partner companies. At December 31, 1999, there were no borrowings under agreements with these companies.


     The proceeds of this offering, together with cash and cash equivalents at December 31, 1999, availability under our bank credit facilities, and other internal sources of cash flow are expected to be sufficient to fund our cash requirements through 2000, including commitments to our existing partner companies, our current operating plan to acquire new partner companies and our general corporate requirements. At December 31, 1999, we were contingently obligated for approximately $29 million of guarantee commitments, and had committed capital of approximately $142 million to various partner companies and private equity funds, to be funded over the next several years.

     On March 15, 2000, we filed Registration Statement No. 333-32512 on Form S-3 with the Securities and Exchange Commission to sell directly 7,915,150 shares of our common stock to certain strategic investors and institutional investors. The Registration Statement has not yet been declared effective. The proposed maximum aggregate offering price is $500,000,000. No assurance can be given that the offering will be consummated at all or on the terms described in such Registration Statement. The size of the offering may be increased or decreased and the net proceeds therefrom would change accordingly.


     Our current operating plan for the acquisition of new partner companies may change in the next 12 months which may make it necessary for us to raise additional funds. Should this offering not be consummated, we will likely have to raise additional funds through the issuance of equity securities or obtain additional bank financing. If additional funds are raised through the issuance of equity securities, our existing shareholders may experience significant dilution.

     Availability under our bank credit facility is determined by the market value of the publicly traded partner companies pledged as collateral. If the stock markets experience a significant decline, availability under the credit facilities could be reduced significantly and could have an adverse effect on our ability to borrow under the facilities. In addition, our ability to raise proceeds from sales of publicly traded partner companies could also be adversely affected. As a result, our ability to acquire interests in new partner companies and support our existing partner companies with additional funding could be limited.

     CompuCom maintains separate, independent financing arrangements, which are non-recourse to us and are secured by certain assets of CompuCom. During recent years, CompuCom has utilized bank financing arrangements and internally generated funds to fund its cash requirements. During 1999 CompuCom sold its corporate headquarters building in a sale/leaseback transaction. The proceeds from the sale were approximately $40 million, of which $37 million was used to pay down long-term debt. As part of the transaction, CompuCom entered into a 20-year operating lease on the building.

     CompuCom has a $250 million receivables securitization facility and a $200 million working capital facility. The securitization facility pricing is based on a designated short-term interest rate plus an agreed-upon spread. The receivables securitization facility, which matures in May 2002, was fully utilized as of December 31, 1999. The working capital facility will be reduced by $25 million in May 2000 and matures in May 2002. As of December 31, 1999 there were no outstanding borrowings on the working capital facility.

     CompuCom's liquidity continues to be negatively affected by the increase in the dollar volume of the rebate programs of its principal suppliers. Under these programs, CompuCom is required to pay a higher initial price for product and claim a rebate to reduce that price. The collection of these rebates can take several months. Due to the increased volume of product sold under these programs, CompuCom's initial purchase price for the product is often higher than the sales price CompuCom obtains from its customers. As of December 1999, these programs are a major factor in CompuCom's financing needs. As of December 31, 1999, CompuCom was owed approximately $66 million under these programs.

     Consolidated working capital decreased to $134 million at December 31, 1999 compared to $252 million at December 31, 1998. The decrease relates to the change in classification of the Tellabs holdings.

     Cash provided by operating activities increased in 1999 compared to 1998 due to a decrease in accounts receivable. This decrease was due to CompuCom's accounting for its $75 million increase in its receivables securitization facility as "off-balance sheet" financing, which resulted in a reduction of accounts receivable and long-term debt.

     Cash used in investing activities primarily reflects the acquisition of ownership interests in and advances to new and existing partner companies. Cash used in investing activities also reflects acquisitions by our subsidiaries, which in 1999 primarily represented CompuCom's acquisition of Entex for approximately $137 million. Partially offsetting these activities in the three year period ended December 31, 1999 were proceeds from the sales of equity securities.

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

     During 1999, we committed approximately $123 million and funded $103 million to acquire interests in and make advances to 12 new partner companies, including the following Internet infrastructure partner companies: Extant, iMedium, OPUS360, SOTAS and Vitts Networks. We also funded approximately $125 million to acquire interests in and make advances to our existing private partner companies and private equity funds. In addition, we acquired an 80% interest in aligne in exchange for approximately 1.3 million shares of our common stock with a market value of approximately $17 million, and purchased approximately $41 million of shares of our publicly traded partner companies in the open market and in private transactions.


     From January 1, 2000 through March 17, 2000, we funded $28 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through March 17, 2000, we committed $250 million and funded $121 million to acquire ownership interests in or make advances to new and existing partner companies. Some of these new partner companies include the following Internet infrastructure companies: TechSpace LLC, NexTone Communications, Inc. and fob.com, Inc.


     During 1999, we received approximately $8 million in proceeds from the issuance of our stock primarily as a result of stock options exercised. In 1999, we purchased 150,000 shares of our common stock in the open market for approximately $3 million. At December 31, 1999, we are authorized to purchase an additional $16 million of our common stock.


     In January 2000, we announced the sale of approximately 2.2 million shares of our common stock to Textron Inc. for $100 million in a private transaction. The sale price was based on the closing price of our common stock on December 17, 1999 of approximately $46 per share. We completed the sale and received the proceeds from the sale in March 2000.


     Capital expenditures in any year normally would not be significant in relation to our overall financial position. Capital asset requirements are generally funded through bank credit facilities, internally generated funds or other financing sources. There were no material capital asset purchase commitments at December 31, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. SFAS 133 will be effective for us in 2001. We are currently evaluating the impact of SFAS 133.


     We do not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

YEAR 2000 DISCLOSURE

     We assessed our computer systems for year 2000 readiness, and replaced all systems and software we found to be not compliant. These replacements were generally part of our regular upgrade program. We then tested all of our systems and software. We also obtained verifications from our vendors that our systems that they supplied are year 2000 ready. We installed a back-up generator in our data center and have a contingency plan to provide for disaster recovery and continuation of critical computer and communications in case of a power loss. We have not incurred any material extraordinary expense in connection with our year 2000 program. We believe that any year 2000 problem is unlikely to arise in the future, and that if any problem does arise, we will be able to fix the problem quickly and without material expenses.

     To date, neither we nor our partner companies have experienced any disruptions of operations due to year 2000 problems.

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

     We have regularly surveyed our partner companies regarding their year 2000 issues. CompuCom spent approximately $1.4 million to assess, remediate, and test its systems for year 2000 compliance. CompuCom is a reseller of computer products. It makes no warranties regarding the year 2000 readiness of any products it sells, but only passes through to its customers the applicable vendor's warranties. If one of CompuCom's major vendors' products turn out to be not year 2000 compliant, CompuCom could experience a material adverse effect on its results of operations.


     Some of our other partner companies are in the business of providing software products and services. Those companies all believe the current version of their products are year 2000 compliant. Older versions of some of our companies' products may not have been year 2000 compliant. These partner companies generally have attempted to limit their liability to their customers in their software license agreements and service agreements. Many of their customers have maintenance agreements under which the companies upgraded or offered to upgrade older software versions to year 2000 compliant versions. The companies generally encouraged their other customers to upgrade to compliant versions as well. We are not aware that any of our partner companies have received notice from any of their customers about problems resulting from non year 2000 compliant software or systems purchases from our companies.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to equity price risks on the marketable portion of our securities. These securities include equity positions in companies in the Internet industry, many of which have experienced significant historical volatility in their stock prices. We typically do not attempt to reduce or eliminate our market exposure on securities. Based on closing market prices at December 31, 1999, the fair market value of our holdings in public securities was approximately $7.7 billion (excluding warrants that are unexercisable). Approximately $6.2 billion of these equity securities at December 31, 1999 consisted of our holdings in Internet Capital Group. A 20% decrease in equity prices would result in an approximate $1.5 billion decrease in the fair value of our publicly traded securities.

     In 1999, we entered into two forward sale contracts related to our remaining holdings in Tellabs. We pledged 3.4 million shares of Tellabs for three years and in return received approximately $139 million in cash. At the end of the term, we have the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from 2.7 million to 3.4 million shares (or the cash value thereof).

     Availability under our bank credit facilities is determined by the market value of our publicly traded securities pledged as collateral. The market value of our publicly traded securities would have to decrease by more than 50% from their value on December 31, 1999 before the amount of our collateral would be insufficient to enable us to fully use this facility. Additionally, we are exposed to interest rate risk primarily through our bank credit facility. At December 31, 1999, there were no borrowings outstanding.

     CompuCom is exposed to interest rate risk primarily through its receivables securitization and working capital facilities. CompuCom utilizes borrowings on these facilities to meet its working capital needs and other borrowing needs. At December 31, 1999, the securitization facility had borrowings of approximately $250 million, and there were no borrowings on the working capital facility. If CompuCom's effective interest rate were to increase 75 basis points, or 0.75%, CompuCom's interest expense would increase by approximately $2 million based on CompuCom's average borrowings during 1999. Our share of this increase would be approximately $1 million after deduction for minority interest but before income taxes.

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                                    BUSINESS


     Safeguard is a leader in incubating and operating what we believe to be the premier developing technology companies in the Internet infrastructure market with a focus on three sectors: software, communications and eServices. We believe that the depth of our experience developing technology companies, our focus on and expertise in the Internet infrastructure industry, and the reach of our network, enable us to identify and attract companies with significant potential for success in our target sectors. We intend to achieve our goal of operating the premier network of Internet infrastructure companies by continuing to build and refine our network to offer solutions, seamless connectivity and eServices to businesses engaged in electronic commerce. As of March 17, 2000, our network was comprised of over 200 companies, including partner companies of Internet Capital Group and our Internet holding companies, incubators and private equity funds.


     For the past twenty years, Safeguard has been developing, operating and integrating leading-edge entrepreneurial technology companies into our network of partner companies. We have successfully capitalized on the major trends in successive waves of innovations in information technology. We founded and built Novell, Inc. in the 1980s to lead the computer networking industry, Cambridge Technology Partners (Massachusetts), Inc. in the 1990s to lead the client/server systems integration industry, and Internet Capital Group in the late 1990s to lead the Internet business-to-business electronic commerce industry. We are now building the next generation of partner companies to lead the Internet infrastructure industry.

INDUSTRY OVERVIEW

  Growth of the Internet and Electronic Commerce

     The Internet is fundamentally changing the competitive landscape of virtually every industry, creating enormous opportunities for companies to expand and improve their businesses. Companies have begun to use the Internet to create business-to-consumer and business-to-business networks to streamline complex processes, purchase and sell goods, and exchange information among fragmented groups of customers, manufacturers and distributors. As a result, companies are increasingly realizing the value of a global online marketplace that aggregates purchasers and sellers.

     While the business-to-consumer electronic commerce market is significant in size, estimated by IDC at $15 billion in 1998, the business-to-business electronic commerce market is larger and is predicted to grow much more dramatically. Forrester Research estimates that United States business-to-business electronic commerce will grow from $109 billion in 1999 to $1.3 trillion in 2003, accounting for 90% of the dollar value of electronic commerce in the United States by 2003. Forrester Research estimates that the total electronic commerce market worldwide will reach $3.2 trillion by 2003.

     We believe that advances in Internet infrastructure technology are driving the rapid growth in business-to-consumer and business-to-business electronic commerce. As Internet infrastructure develops, companies will increasingly be able to use fast, reliable and secure networks to connect themselves with their customers and business partners to reduce sales, marketing and related expenses, and to integrate their systems more efficiently.

  Internet Infrastructure is Driving Growth in Electronic Commerce

     The Internet provides a platform that enables the creation of efficient, cost-effective applications and networks that facilitate electronic commerce. The increasing functionality of Internet infrastructure is enabling the automation and integration of established business processes. Businesses are compelled to rapidly adopt these technological advances in order to retain their competitive position. Moreover, the development of increasingly powerful Internet electronic commerce solutions is redefining the markets in which businesses compete. Sellers are able to cost-effectively access global markets, streamline their sales, marketing and distribution operations, reduce their time to market and efficiently distribute updated product information. Buyers can improve their purchasing process and easily access current product

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

information and a broad range of products and services. We believe that Internet infrastructure technology has enabled this efficient interaction with business partners and customers, which is leading to dramatic growth in electronic commerce.

     Electronic commerce depends upon a highly functional, fast, reliable and secure Internet infrastructure. Accordingly, both electronic commerce companies and established businesses are investing significant amounts in developing and deploying their Internet infrastructure platforms. IDC estimates that worldwide Internet infrastructure spending will grow from $366 billion in 1999 to $1.5 trillion in 2003. To meet these needs, a growing number of new companies exclusively devoted to developing Internet infrastructure products and services are being formed and funded. In addition, established businesses are committing significant resources to developing Internet infrastructure businesses.

  Opportunities for Developing Internet Infrastructure Companies

     We believe there are significant opportunities for companies that create the infrastructure that enables electronic commerce. We call these companies Internet infrastructure companies. These companies provide Internet technology and services to support electronic commerce with the goal of maintaining and expanding their customers' competitive advantage by improving operating efficiencies, decreasing time-to-market and creating new market opportunities. We believe that the following sectors of the Internet infrastructure market provide the most significant opportunities:

     - Software. Software providers develop and market software applications, tools and related services that support electronic commerce and integrate business functions. These include procurement platforms, distributed content management, web-based customer relationship management and supply chain management applications, dynamic pricing platforms, enterprise and Internet application integration, billing and payment systems and additional applications that enable electronic commerce.

     - Communications. Communications providers develop networks and design and market products and services to support the communications infrastructure required for all electronic commerce. Products and services provided by these companies include network security and quality measurement software, communications services including wireline and wireless broadband access to Internet protocol networks, optical and Internet protocol-based network infrastructure software and network management and optimization solutions.

     - eServices. Providers of Internet-related services, or eServices, develop, deploy and manage applications and Web sites to enable electronic commerce and automate business processes. eService providers may also offer the infrastructure to host applications from a centrally managed site. Services provided by these companies also include strategic guidance and implementation services that enable companies to take competitive advantage of the Internet.

  Challenges Facing Developing Internet Infrastructure Companies

     We believe that to succeed in this rapidly evolving and highly competitive market, developing Internet infrastructure companies with leading-edge technologies and solutions need to understand the electronic commerce market for Internet infrastructure products and services. In order to establish market leadership, these companies must accelerate the process of developing a sustainable enterprise, commercializing their core product or service offerings and bringing these products and services to market. In addition to capital, these companies require the resources to address the following challenges in establishing market leadership:

     - Technology. The strategic assessment of technology market opportunities and the design, development and commercialization of proprietary technology solutions, as well as access to complementary technologies and strategic partnerships.

     - Management. The recruitment and retention of an effective senior management team.

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

     - Legal and Financial. The development of appropriate corporate, legal and financial structures and the expertise to execute transactions.

     - Marketing. The identification of the company's strategic market position and the implementation of effective branding, launch and marketing strategies.

     - Operations. The establishment of facilities and administrative processes to support the growing enterprise.

     - Business Development. The creation of relationships that provide initial reference customers, external marketing channels and growth through strategic partnerships, joint ventures or acquisitions.

     We believe that inadequate resources to address these challenges prevent many companies with leading-edge technology from capitalizing on their potential opportunity. To date, venture capital firms, the traditional source of capital for emerging technology companies, have primarily focused on providing capital and have not generally offered significant operational resources and support to entrepreneurs. In addition, because venture capital firms generally possess a short term investment strategy designed to quickly capitalize on their investments, their companies often do not develop the type of collaboration that promotes the interests and development of the other companies in which they have investments.

OUR SOLUTION AND STRATEGY


     Our objective is to partner with, incubate, operate and integrate into our network the leading companies in the Internet infrastructure market. We believe that our experience in developing technology companies, our focus on and expertise in Internet infrastructure, and the reach of our network, which includes Internet Capital Group's network of business-to-business electronic commerce partner companies, enable us to identify and attract companies with the greatest potential for success in this market and to assist these companies to become market leaders. In addition, we believe our affiliation with Internet Capital Group helps us strengthen our own business model and provides us insight into the fast-evolving business-to-business electronic commerce market. As a result, we are better able to anticipate the industry's needs for new Internet infrastructure products and services, and we can use that knowledge to guide our existing partner companies and to select new Internet infrastructure companies to fill out our network. We believe that our network of 45 partner companies and over 160 associated companies in which we hold indirect interests through our Internet holding companies, incubators and private equity funds is a unique resource that provides us with competitive advantages in the development of Internet infrastructure companies. The Safeguard network is broad and deep and supports our development process from beginning to end.


     Our strategy is to utilize our extensive network to meet the strategic and operational needs of developing Internet infrastructure companies. In addition to providing our partner companies with capital, we draw on our network resources to offer strategic and operational services in a collaborative environment that serves to accelerate their development and allows them to rapidly capitalize on market opportunities. We are also able to make connections for our infrastructure partner companies with potential customers because our network includes a large number of business-to-business and other electronic commerce companies, including companies in Internet Capital Group's network. After a company achieves market success, we operate as a long-term partner, providing our partners with ongoing access to our network resources and industry relationships.

     We dedicate teams to each of the three Internet infrastructure sectors that we target. Each team is led by a senior executive with extensive industry experience in that sector. Each team is responsible for all elements of the acquisition and development of our partner companies, providing consistency to the relationship between Safeguard and the developing company and between the developing company and our network resources. In the execution of each element of our development process, the sector team coordinates the use of our network resources to leverage Safeguard's own capital and management resources.

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     Our process for identifying, developing and operating the leading Internet infrastructure companies consists of the following five elements: sourcing, selection, planning, execution, and operation. The first two, sourcing and selection, refer to our methodology for identifying and assessing acquisition opportunities. The last three, planning, execution and operation, refer to our post-acquisition process for enhancing the value of our partner companies.

  Sourcing

     We primarily partner with companies that are focused on providing Internet infrastructure solutions. We believe the knowledge base of our management team, the sector expertise and relationships of our business teams, and the market presence of the companies in our broad network, including the networks of Internet Capital Group and our other Internet holding companies, incubators and private equity funds, enable us to understand industry and technology trends in order to target potential infrastructure technology leaders. Our software, communications and eServices teams identify compelling market segments and have the mandate to acquire interests in companies with technologies that best address the needs in that segment.

     We identify potential candidates through three types of sourcing processes. Acquisition opportunities may be directly sourced, co-sourced or outsourced. We estimate that the acquisitions that we have made over the past two years have been derived in approximately equal numbers from each of these three sourcing processes. Directly sourced opportunities are identified through the efforts of the Safeguard management team and their network of industry and financial contacts. Co-sourced opportunities are developed with Safeguard's incubators and private equity funds or result from spinouts from existing partner companies. eMerge Interactive, Inc., which was incubated by XL Vision, Inc., is an example of a co-sourced deal. OPUS360 Corporation is another example of co-sourcing, where an early stage investment was made by one of our affiliated private equity funds, prior to Safeguard participating in a second round financing. Our relationships with 11 private equity funds, 10 of which are located on our campus, significantly expand our universe of co-sourced partner company acquisition opportunities. Outsourced opportunities come from the referrals, contacts and relationships of companies, entrepreneurs, managers and consultants that comprise our network of industry relationships. The technology professionals employed by our eService partner companies are particularly effective resources of our outsourced network.

  Selection

     Our infrastructure sector teams rapidly identify and acquire those companies which we believe have the potential to be a leader in their market and are potentially synergistic with our network. Our ability to quickly and accurately screen business plans and select the ones we believe are the most likely to succeed is enhanced by our focus on Internet infrastructure companies and the sectoral expertise of our business teams. This selection process is supported by Safeguard's internal market research and trend analysis. On a monthly basis, we evaluate external analyses and reporting, applying a proprietary methodology, based on content analysis, to identify and anticipate emerging trends in the Internet infrastructure market. This input is used to refine our selection criteria for our three business sector teams.

     When we identify a company that appears to meet our current criteria, we evaluate the company's potential, relying on both our management's own expertise and rapid input from sources of expertise within our network. For example, we may call upon the specific expertise or experience of management at our partner companies or funds, or we may call upon one of our partner service companies, such as aligne incorporated, US Interactive, Inc. or Cambridge Technology Partners, to perform a rigorous technology assessment. We may also call upon a company in our network to implement and evaluate a promising technology on a trial basis. We believe that these resources permit us to make highly informed judgments concerning a company's potential more rapidly than competitors that do not have similar resources. As a result of our business model and extensive experience, we believe that we are able to complete acquisitions quickly and efficiently.

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     We screen potential partner companies using the following primary criteria:

     - Industry-Leading Technology. We focus on companies which we believe have the potential to be leaders in their market and whose technology or processes provide them with a competitive advantage which prevents competitors from easily entering their market. In addition, we look for companies with accomplished technical teams that we believe have the skills to bring their concept to market quickly.

     - Markets. We focus on companies that offer products and services to large and rapidly growing markets. We favor markets that are sufficiently developed for the company to start aggressively building its customer base, although we will also acquire companies whose market opportunity anticipates important trends that we have identified. We attempt to assess a company's potential market share within its addressable market by evaluating the level of competition presented by other infrastructure companies, traditional businesses and potential market entrants. We favor companies with strong competitive positions where there is no dominant Internet infrastructure participant in that company's addressable market.

     - Compelling Business Model. We place an emphasis on companies with compelling, sustainable business models that exploit the low variable cost structure enabled by the Internet. We target companies that we believe have the potential to achieve and sustain high profit margins.

     - Management. We believe that entrepreneurial leadership is essential. The identification and development of entrepreneurs is central to our history and culture. We target entrepreneurs who we believe demonstrate the leadership skills required to guide the strategy and development of an early-stage company. In addition, we target companies with highly qualified executive teams that will be able to manage the rapid organizational development that we expect our partner companies to achieve.

     - Fit with Safeguard Network. As we continue to build our network, we look for companies which will complement our existing partner companies and fill out our offering of Internet infrastructure services and products. In addition, we look for companies that can create synergy with and provide support to other companies in our network.

     Among the companies that satisfy these criteria, we focus on acquiring interests in companies that can benefit from services provided by us and our network. In view of the operating resources we devote to the development of companies, we seek opportunities to take a meaningful ownership position and exercise significant operational influence. Our objective is to maintain an interest of more than 30%, either directly or through our affiliated partner companies or funds, while ensuring that management and key personnel still retain a significant equity stake in the company, although where necessary, we can structure solutions to achieve significant influence with lower ownership levels. Generally, we are the largest single shareholder, exercise significant influence over the company and obtain significant board representation. We believe that by limiting our acquisitions to situations in which we can establish a substantial economic and operational relationship, we are able to make more efficient use of our capital and management resources and derive a greater benefit from the addition of new partner companies to our network.

  Planning

     Once we acquire an interest in a partner company, we take an active role in its strategic direction and provide operational support. Through our experience in incubating and operating technology companies, we have developed a methodology for accelerating our partner companies' success. This methodology begins with the creation of a plan for accelerated development that we call our 120 Day Plan. Prior to closing an acquisition, we begin to work with a prospective partner company to:

     - define its near term strategic goals;

     - identify the key milestones to reaching these goals;

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

     - identify the business metrics that will be applied by Safeguard and the markets to measure their success; and

     - identify potential synergies with Safeguard's network of companies.

     To implement the partner company's 120 Day Plan, we conduct a needs assessment to determine the nature and timing of the resources required to help the company achieve its goals. We then either provide the company with appropriate services and support from within Safeguard and its network or help them identify and negotiate to obtain these services from third-party suppliers or strategic partners. During the 120-day period, we help our partner companies measure their progress and continually reassess their objectives and requirements. By helping our partner companies' management teams remain focused on their critical objectives and providing them with resources not typically available to early stage companies, we believe we are able to significantly accelerate their development and success.

     Once a company has completed its early development process, we engage in an ongoing planning and assessment process. Safeguard executives serve on the board of directors of each of our partner companies and work with them to develop their annual strategic plans. Achievement of their annual plans is monitored through monthly reporting of strategic performance metrics and financial results through the Safeguard intranet, in a standard format that we call a performance dashboard. This planning and reporting system for our more mature partner companies provides an efficient means for our management to identify when additional involvement and support may be required.

  Execution

     Our objective in the execution of a new partner company's 120 Day Plan is to permit the entrepreneur to remain focused on the company's core business objectives. If the partner company does not have sufficient access to the resources required to execute its plan, the Safeguard business partner responsible for the company will seek to utilize our network to obtain the required resources. We believe these services provide our partner companies with significant competitive advantages in competing in their individual markets. The resources our partner companies draw upon to accelerate their development include the following:

     Technology. Our history as a developer of technology companies provides us with ample resources to support the technology development of a new partner company. We and our partner companies frequently call upon our eService providers such as aligne, US Interactive and Cambridge Technology Partners to perform strategic and operational technology assessments and to provide support for the commercialization of technology solutions. In light of the demand for qualified technology workers, the hundreds of consultants, developers, integration experts and other Internet and information technology specialists within our network provide our partner companies with a unique competitive advantage. They also permit us to acquire companies that possess break-through technologies that require substantial development to reach commercialization. Through our network we are also able to identify and provide preferred access to complementary technologies and promote strategic partnerships with technology leaders.

     Management. Through our network, we have access to a depth and breadth of entrepreneurial and operational talent that is frequently called upon to serve on the board of directors or advisory boards of our partner companies, or in temporary executive capacities during the rapid development of a new partner company. We call these management resources our "virtual bench." We may also call upon our virtual bench when existing management needs to be augmented or replaced. To respond to growth of the network and the increasing challenge of acquiring top-quality management, we have designated a full time executive to manage our virtual bench and to assist our partner companies in acquiring top-quality management. We can also assist a partner company to respond to temporary demands for additional highly qualified personnel through our consulting and service companies. To manage additional project-based demand for knowledge workers across our network, we are planning to install the human resources enterprise application and exchange products of our partner company, OPUS360.

     Legal and Financial. In addition to the business partner responsible for the acquisition and overall development of each partner company, we assign a financial and legal partner to each new partner company. These professional partners are involved in the due diligence preceding the acquisition and are responsible for assessing financial and legal issues to be addressed during the execution of the 120 Day Plan, including the recommendation of best practices within their areas of expertise. The expertise of dedicated professional partners remains available to our partner companies when they are seeking to execute major corporate or other financial transactions.

     Marketing. We provide our partner companies with strategic guidance regarding market positioning, product launch and marketing and public relations. Insights concerning market position are obtained from our internal research and trend analysis and the collective intelligence of the companies within our network concerning the development of the Internet infrastructure market. We have hired a full-time executive to manage our network's marketing and public relations needs and to coordinate our marketing efforts. This coordination is expected to include underwriting a portion of our partner companies' expense for co-branded marketing initiatives. In addition, we have acquired an interest in Zero to Five, a marketing consulting firm focused on supporting early-stage technology companies.

     Incubation Facilities. Our incubation facilities partner, TechSpace, is developing flexible, technologically supported incubation space currently in New York, with additional U.S. and international locations to be established this year. Our corporate campus in suburban Philadelphia hosts 115,000 square feet of flexible office space that is home to Safeguard, Internet Capital Group, 10 private equity funds, the Eastern Technology Council, and from time to time, resident entrepreneurs.

     Business Development. Our business and professional partners offer assistance in identifying, evaluating, structuring and negotiating joint ventures, strategic alliances, joint marketing agreements, acquisitions and other corporate transactions. In addition, we offer our partner companies a variety of services designed to reduce their operating costs, enable them to focus on product development and marketing and accelerate their time-to-market with new products and services. Most importantly, our network of approximately 200 companies provides opportunities for synergistic business development to new partner companies. As part of the 120 Day Plan, new partner companies are asked to identify and prioritize the business relationships that they would like to establish within our network. Our business partners then work closely with the partner company to support the formation of these relationships. This active promotion of collaborative opportunities within our network is central to our operating strategy and continues well beyond the 120 Day Plan.

  Operation

     Our business model is to incubate, integrate and operate a network of leading Internet infrastructure partner companies. We believe our operating model gives us and each of our partner companies an advantage over other developing companies that do not have access to the same network of resources. We also believe our model provides advantages over large established companies that do not have the necessary entrepreneurial agility to compete in an emerging, rapidly changing market like the Internet infrastructure market. By operating through independent companies, we can attract talented entrepreneurs to run our businesses and we can partner with emerging companies that are creating ground-breaking technologies and services. We insist that our entrepreneurs own significant equity stakes in their companies to provide maximum financial incentive for excellence to each member of our network. We operate as partners, in a horizontal organizational structure, in order to encourage our partners' entrepreneurial energy and creative talents.

     We believe that our collaborative network is particularly effective in benefiting Internet infrastructure companies. We promote the sharing of knowledge, industry experience and business contacts that serve to accelerate technology development and encourage cross-selling and marketing opportunities. We believe that the sharing of information and development of strategic relationships among our partner companies provides them with a competitive advantage in the Internet infrastructure market. For example, CompuCom Systems, Inc. and Cambridge Technology Partners have a substantial number of well established customer relationships with businesses implementing electronic commerce strategies, and can act as powerful marketing and distribution partners for our Internet infrastructure partner companies. In addition, we seek to leverage the aggregate purchasing power of our network of partner companies to reduce their individual costs of obtaining third party services and products. Our partner companies also capitalize on the industry relationships of our management team and board of directors to facilitate strategic partnerships, technology licensing agreements, distribution arrangements and co-marketing relationships with other technology companies. In addition, we promote collaboration through making introductions, conducting seminars and conferences, identifying prospective alliances and monitoring the ongoing relationships among our partner companies. Safeguard arranges several annual conferences for its partner companies, including the "Think Again" annual conference, the annual senior partners meeting, the annual chief financial officers' conference and smaller on-campus and off-site conferences. We promote communication among our partner companies through our extranet which we are continuing to develop to more efficiently manage available resources and aggregate demand across our network of partner companies.

     We continually seek to promote ways for our more mature companies to contribute to the strength of our network. Unlike venture capital funds, we maintain significant ownership in and participate in the operations of our partner companies after they go public, and we continue to engage them in our network of companies. We may acquire additional interests in our public partner companies if we believe they are undervalued, and have recently supported the creation of public partner company spin-offs and development funds. We believe our business model grows more effective with the addition of each new partner company to our operating network.

THE SAFEGUARD NETWORK


     Our network consists of over 200 companies. We hold direct interests in 45 companies, which we call partner companies, and indirect interests in over 160 additional companies, which we call network companies, through Internet Capital Group and our other Internet holding companies, incubators and private equity funds.



     Of our 45 partner companies, 26 companies are primarily engaged in the Internet infrastructure business. Many of the remaining companies are engaged in businesses which add value to our network or are repositioning to focus on the Internet infrastructure business. The following overview provides a summary of our Internet infrastructure companies, which are core to our operating strategy and representative of our future acquisition strategy. This overview also describes the role of our other partner companies in our strategy, including our business-to-business electronic commerce companies, the companies that enhance our operations, and the Internet holding companies, incubators and private equity funds that, through their own growth strategies, continue to expand our network.


     We focus on developing and operating three types of Internet infrastructure companies: software providers, communications providers, and eServices providers. As of the date of this prospectus, the following are our core Internet infrastructure partner companies:


   SOFTWARE         COMMUNICATIONS                ESERVICES
   --------         --------------                ---------
    Arista              Extant                     aligne
  e-Profile       Integrated Visions    Cambridge Technology Partners
    eMake       NexTone Communications             iMedium
   fob.com        Pac-West Telecomm                  Mi8
   LifeF/X            PrivaSeek                    OPUS360
RealTIME Media          SOTAS                   TechSpace LLC
   Sanchez          Vitts Networks             US Interactive
    USDATA            WebTelecom                Zero to Five
                     Who? Vision
                   Wireless Online

e-Profile is currently a wholly-owned subsidiary of Sanchez and eMake is currently a wholly-owned subsidiary of USDATA.


     The following tables provide a summary of our Internet infrastructure partner companies in our three core sectors. Our ownership positions in the following tables have been calculated as of March 17, 2000, based on the issued and outstanding voting securities of each partner company, assuming the issuance of voting securities on the conversion or exercise of non-voting preferred stock, but excluding the effect of options, warrants and convertible debt. Our ownership percentages in certain of the partner companies described below include equity interests that we have granted to our management subject to the restrictions of our long-term incentive plan. Our ownership percentage assumes the purchase by Safeguard of equity securities upon satisfaction or waiver of all partner company funding conditions. See Notes 4, 5 and 18 of Notes to Consolidated Financial Statements for information about the market value as of December 31, 1999 of our holdings in our publicly traded partner companies and publicly traded companies that we account for as available for sale.


  Software

     Software providers develop and market software applications, tools and related services that support electronic commerce and integrate business functions. These include distributed content management, web-based customer relationship management applications and supply chain management applications, procurement platforms, dynamic pricing platforms, enterprise and Internet application integration, billing and payment systems and additional applications that enable electronic commerce.


                                                                                     % OWNED
            COMPANY                            DESCRIPTION OF BUSINESS                BY US
            -------                            -----------------------               -------
Arista Knowledge Systems,         A provider of web-based infrastructure technology    45%
  Inc. .........................  which enables enterprises and web businesses to
(www.aristasys.com)               manage, distribute, track, and sell educational
                                  and training content in a user-friendly
                                  environment. The company is a development stage
                                  company.
eMake Corporation...............  A wholly-owned subsidiary of USDATA that provides    38%(a)
(www.emake.com)                   Internet-based real-time manufacturing process
                                  control applications to help manufacturers to
                                  determine what to produce and the optimal way to
                                  produce, and to gain insight into production
                                  processes along the supply chain. The company
                                  commenced operations during the third quarter of
                                  1999 and has begun delivering its applications to
                                  customers. The company currently plans to provide
                                  application hosting services for companies that
                                  prefer not to implement the application
                                  internally.
e-Profile, Inc. ................  A wholly-owned subsidiary of Sanchez Computer        25%(a)
(www.e-profile.com)               Associates that provides outsourced data
                                  processing operations, bank operations and vendor
                                  and integration management services to direct and
                                  Internet banks based on Sanchez's PROFILE/Anyware
                                  software. The company's services enable a bank to
                                  become operational with Internet banking services
                                  in as few as 90 days.

                                                                                     % OWNED
            COMPANY                            DESCRIPTION OF BUSINESS                BY US
            -------                            -----------------------               -------
fob.com Inc. ...................  A developer, builder and manager of business-to-     30%
(www.fob.com)                     business purchasing hub web sites that enable the
                                  electronic procurement of manufacturing
                                  materials. The company's proprietary software,
                                  called "Centralized Aggregate Purchasing System,"
                                  powers its purchasing hubs. The company's first
                                  purchasing hub, fobchemicals.com, began
                                  operations in November 1999 and currently plans
                                  to introduce its second purchasing hub,
                                  fobpaper.com, in March 2000.
LifeF/X, Inc. ..................  The successor to Pacific Title/Mirage, the           13%
(www.pactitle.com)                company is developing a "face" for the Internet
(OTC BB: LEFX.OB)                 through photo- realistic digital human images,
                                  called "standins," that can be quickly downloaded
                                  from the company's web site and can communicate
                                  over the Internet in real time at rates as low as
                                  28.8 kilobits per second. The company plans to
                                  offer these standins to provide electronic
                                  commerce businesses an increased level of
                                  customer service and personalization. The company
                                  also currently plans to offer standins for use by
                                  consumers as personalized models for chat,
                                  instant message and email environments.
RealTIME Media, Inc. ...........  A full-service online direct marketing company       43%
(www.realtimemedia.com)           that uses innovative promotional techniques to
                                  create awareness, build traffic, and generate
                                  leads for its Internet and traditional clients.
                                  The company was originally formed to be an
                                  Internet promotional services company and is an
                                  industry pioneer in online promotions,
                                  instant-win, and sweepstakes technologies. Since
                                  then, the company has evolved into a full
                                  solution provider for attracting and keeping
                                  customers for both online and combination
                                  online/offline companies.
Sanchez Computer Associates,                                                           25%
  Inc. .........................  A global provider of comprehensive enterprise
(www.sanchez.com)                 banking software called PROFILE(R) for financial
(Nasdaq: SCAI)                    services organizations worldwide. The primary
                                  module, called PROFILE/Anyware, is a
                                  multi-currency, multi-language, multi-bank
                                  transaction processing system which supports
                                  deposit, loan, customer and bank management
                                  requirements through multiple distribution
                                  channels, including the Internet.
USDATA Corporation..............  A global supplier of component-based production      38%
(www.usdata.com)                  software designed to help customers reduce
(Nasdaq: USDC)                    operating costs, shorten cycle times and improve
                                  product quality in their manufacturing
                                  operations. The company's software enables
                                  manufacturers to access accurate and timely
                                  information -- whether they are on the plant
                                  floor, in the office, or around the globe.


---------------
(a) This company is a wholly-owned subsidiary of an existing partner company. Our ownership percentage reflects our ownership position in its parent.

  Communications

     Communications providers develop networks and design and market products and services to support the communications infrastructure required for all electronic commerce. Products and services provided by these companies include network security and quality measurement software, communications services including wireline and wireless broadband access to Internet protocol networks, optical and Internet protocol-based network infrastructure software and network management and optimization solutions.


                                                                                     % OWNED
            COMPANY                            DESCRIPTION OF BUSINESS                BY US
            -------                            -----------------------               -------
Extant, Inc. ...................  A global facilities-based provider of wholesale      15%
(www.extant.net)                  fiber backbone service, telecommunications
                                  interconnectivity and clearinghouse solutions to
                                  a variety of communications providers and
                                  Internet service providers. The company offers
                                  its customer community simple ways to grow their
                                  business, drive revenues and profits, and improve
                                  performance.
Integrated Visions, Inc. .......  An XL Vision company that provides network           49%
(www.integratedvisions.com)       security solutions using biometric
                                  authentication, initially to the healthcare
                                  industry. The company's solutions enable secure
                                  and convenient access to computerized patient
                                  information on intranets, extranets, and across
                                  the Internet. The company's suite of products
                                  simplifies logon to applications while increasing
                                  security. The company is in the early stages of
                                  commercializing its products and solutions.
NexTone Communications Inc. ....  A developer of an Internet-based system that         39%
(www.nextone.com)                 allows communications service providers to offer
                                  voice-data integration services over broadband
                                  connections in a simple and cost-effective way.
                                  These value-added services include Internet-based
                                  virtual private networks, distributed private
                                  branch exchanges (PBXs) and PBX extensions. The
                                  company is currently a development-stage company.
Pac-West Telecomm, Inc. ........  An integrated communications provider committed       7%
(www.pacwest.com)                 to providing usage-intensive customers, including
(Nasdaq: PACW)                    Internet service providers, medium and small
                                  businesses and enhanced communications service
                                  providers, a single source for all their
                                  communications needs. Pac-West provides Internet
                                  access and other Internet infrastructure services
                                  to Internet service providers, who can either co-
                                  locate and maintain their own equipment at
                                  Pac-West's switching sites, or subscribe to an
                                  integrated managed modems service that includes
                                  access lines, modems, routers, authentication
                                  service, and technical support. The company
                                  currently offers service in California, Nevada
                                  and Washington, and currently plans to continue
                                  to expand its operations to cover the western
                                  U.S.

                                                                                     % OWNED
            COMPANY                            DESCRIPTION OF BUSINESS                BY US
            -------                            -----------------------               -------
PrivaSeek, Inc. ................  A provider of permission marketing and privacy       31%
(www.privaseek.com)               management solutions for electronic commerce.
                                  PrivaSeek designs, builds and manages systems and
                                  services that bring businesses and consumers
                                  together in a permission-based relationship.
                                  These systems and services enable businesses to
                                  benefit from richer, more accurate consumer
                                  information, thus optimizing the effectiveness of
                                  their marketing investment. Consumers are
                                  empowered to control, manage and benefit from
                                  this information exchange.
SOTAS, Inc. ....................  A provider of end-to-end telecommunications          66%
(www.sotasinc.com)                network monitoring and integrity testing
                                  solutions that measure the quality and efficiency
                                  of service provided by communications and
                                  Internet access providers. SOTAS provides
                                  flexible and powerful information-based solutions
                                  in the network signaling, data management and
                                  bandwidth management arenas.
Vitts Networks, Inc. ...........  An integrated communications provider that offers    48%
(www.vitts.com)                   single source business data communications
                                  services, including high-speed Internet access,
                                  web and server hosting, network management and
                                  outsourcing services and continuous network
                                  monitoring coupled with technical support. The
                                  company distributes its services through a direct
                                  sales force, affiliated resellers and Internet
                                  service providers and is deploying its advanced
                                  technology Protected Service Network, which
                                  currently serves customers throughout the New
                                  England area of the U.S.
WebTelecom, Inc. ...............  A provider of voice, chat, video, and                42%
(www.webtele.com)                 collaboration for Internet-based customer
                                  contact. WebTelecom's Application Service
                                  Provider (ASP) service deploys voice-based
                                  customer support over the Internet. This
                                  full-featured, standards-based service is
                                  non-intrusive and delivers natural real-time
                                  voice conversation.

                                                                                     % OWNED
            COMPANY                            DESCRIPTION OF BUSINESS                BY US
            -------                            -----------------------               -------
Who? Vision Systems, Inc. ......  An XL Vision company that is a provider of secure    29%
(www.whovision.com)               identification technology that enables
                                  individuals to electronically authenticate
                                  ("e-Thenticate"(TM)) their identities to access
                                  digital networks and maintain digital privacy.
                                  The company applies patented imaging technologies
                                  to create reliable, cost-effective fingerprint
                                  authentication solutions and a secure platform
                                  that manages digital identities including digital
                                  certificate management for business-to-consumer
                                  and business-to-business transactions. The
                                  company is currently in the development stage.
Wireless Online, Inc. ..........  A provider of smart antenna solutions for            45%
(www.wireless-online.com)         wireless data networks worldwide. The company's
                                  solutions combine advance digital signal
                                  processing and radio frequency technologies, next
                                  generation antenna design, and proprietary
                                  software and electronics, enabling wireless data
                                  service providers to greatly improve the
                                  coverage, quality, and capacity of their
                                  networks.


  eServices

     Providers of Internet-related services, or eServices, develop, deploy and manage applications and Web sites to enable electronic commerce and automate business processes. eService providers may also offer the infrastructure to host applications from a centrally managed site. Services provided by these companies also include strategic guidance and implementation services that enable companies to take competitive advantage of the Internet.

                                                                                       % OWNED
            COMPANY                             DESCRIPTION OF BUSINESS                 BY US
            -------                             -----------------------                -------
aligne incorporated.............  An information technology management consulting       100%
(www.aligne.com)                  firm that assists senior executives in optimizing
                                  their companies' investments in technology. aligne
                                  offers businesses a variety of services ranging
                                  from electronic business/electronic commerce
                                  strategy development to applications development
                                  and infrastructure support by leveraging the
                                  capabilities of the Safeguard partner companies as
                                  an end-to-end solutions provider for small, medium
                                  and large enterprises.
Cambridge Technology Partners                                                            16%
  (Massachusetts), Inc. ........  A global provider of Internet professional
(www.ctp.com)                     services, management consulting and system
(Nasdaq: CATP)                    integration services to transform its clients into
                                  electronic businesses. Cambridge believes it
                                  combines a deep understanding of electronic
                                  commerce issues with integrated, end-to-end
                                  services and a record of shared risk and rapid,
                                  guaranteed delivery.

                                                                                       % OWNED
            COMPANY                             DESCRIPTION OF BUSINESS                 BY US
            -------                             -----------------------                -------
iMedium, Inc. ..................  A developer of an interactive visual platform for      31%
(www.imedium.com)                 conducting commerce on the Internet. Through its
                                  patent-pending, proprietary see!Commerce(TM)
                                  technology, iMedium's business-to-business and
                                  business-to-customer customers can embed electronic
                                  commerce and advertising links into contextual
                                  scenes, photos or still images on the Internet, as
                                  well as in other visual content such as product
                                  catalogs and technical illustrations. iMedium's
                                  commerce infrastructure centrally manages the
                                  network of content, merchant and advertiser links
                                  and hosts all related media assets. This enables
                                  customers to manage the deployment of their
                                  interactive presence across the Internet through a
                                  single extranet application and point of contact.
Mi8 Corporation.................  An Application Service Provider (ASP) that rents       38%
(www.mi8.com)                     leading business software applications over the
                                  Internet. Mi8 supports access to such applications
                                  via secure, high speed Internet connections and
                                  wireless devices. Mi8's initial target market is
                                  small and medium sized businesses. Working with
                                  Safeguard partner companies including CompuCom and
                                  Extant, Mi8 is developing a turnkey solution for
                                  netsourced IT, including hardware, applications,
                                  connectivity, helpdesk services, training and lease
                                  financing.
OPUS360 Corporation.............  A provider of an integrated, web-based solution for     8%
(www.opus360.com)                 putting people and projects together across the
                                  labor supply chain. The company provides a
                                  business-to-business electronic commerce platform
                                  that enables free agents, such as independent
                                  professionals, consultants and other knowledge
                                  workers with technology, creative, strategic
                                  consulting and other expertise, to connect with
                                  buyers of project-based resources. The company also
                                  maintains a website, freeagent.com, based on its
                                  solution, which operates as an on-line marketplace
                                  for companies and workers. OPUS360 is currently in
                                  registration for its initial public offering.
TechSpace LLC...................  An incubator that provides facilities and              49%
(www.techspace.com)               Internet-based support services to start-up
                                  Internet companies. TechSpace is currently hosting
                                  35 companies in approximately 40,000 square feet of
                                  space in New York and is developing additional
                                  facilities in New York, San Francisco and Boston.
                                  The company currently plans on developing
                                  additional facilities internationally.
US Interactive, Inc. ...........  A provider of Internet professional services           13%
(www.usinteractive.com)           helping companies take advantage of the business
(Nasdaq: USIT)                    opportunities presented by the Internet. The
                                  company provides integrated Internet strategy
                                  consulting, marketing and technology services that
                                  enable clients to align their people, processes and
                                  systems to form an electronic enterprise using its
                                  proprietary e-Roadmap(R) delivery platform, IVL
                                  Methodology(SM), and CAPTURE(SM) -- an extranet
                                  relationship management tool.

                                                                                       % OWNED
            COMPANY                             DESCRIPTION OF BUSINESS                 BY US
            -------                             -----------------------                -------
Zero to Five LLC ...............  A marketing and communications consulting firm         33%(b)
(www.zeroto5ive.com)              focused on supporting early-stage technology
                                  companies to develop their early brand and
                                  communications strategy during the critical
                                  transition from business plan to market launch.

---------------
(b) Assumes the conversion into equity securities of a convertible loan currently outstanding to Zero to Five by Safeguard

  Other Companies That Enhance Our Network

     An important part of our strategy is to maintain long-term relationships with partner companies that add value to our network. Several of our companies engage in business-to-business electronic commerce, which complements our Internet infrastructure business in many ways. Certain partner companies can provide services, technologies, or distribution channels to our other companies, act as test sites for our companies' new products and services, or are potential customers for them. Some of our partner companies follow Safeguard's operating model of acquiring interests in, incubating, and operating their own network of Internet companies, which expands the reach of our network. Still other companies in our network help us to validate our market assumptions or obtain competitive intelligence. Many of our partner companies fulfill more than one of the above roles.


     Internet Capital Group. Part of our existing business is developing and operating our business-to-business electronic commerce partner companies, of which Internet Capital Group is the most significant. These companies are an important resource for our Internet infrastructure partner companies. Internet Capital Group was founded in 1996 by Safeguard executives who anticipated the transformational effect of Internet business-to-business electronic commerce markets. The company has creatively adapted our operating model to establish itself as a leading network of business-to-business electronic commerce companies. Internet Capital Group's network consists of over 50 companies, including VerticalNet, Inc., which owns and operates over 50 online trading communities. Internet Capital Group is headquartered on our corporate campus, we remain its largest shareholder at approximately 14% and executives from each company serve on the other's Board of Directors. We believe our affiliation with Internet Capital Group helps us strengthen our own business model and provides us insight into the fast-evolving business-to-business electronic commerce market. As a result, we are better able to anticipate the industry's needs for new Internet infrastructure products and services, and we can use that knowledge to guide our existing partner companies and to select new Internet infrastructure companies to fill out our network. Internet Capital Group's network of business-to-business market-maker companies also constitutes a significant group of potential customers for our Internet infrastructure partner companies. In addition, Safeguard and Internet Capital Group have collaborated in the funding and development of companies such as eMerge Interactive, Inc., US Interactive and PrivaSeek. We believe that the relationship between Safeguard and Internet Capital Group strengthens our respective partner companies and creates a powerful combined network of companies to enable the growth of electronic commerce.


     Other Business-to-Business Electronic Commerce Companies. In addition to Internet Capital Group and its network of business-to-business electronic commerce companies, we also have direct interests in two significant business-to-business electronic commerce partner companies: eMerge Interactive, which completed its initial public offering in February 2000, and AgWeb.com, Inc. These companies have powerful business models designed to capture large segments of the livestock and agricultural markets for electronic commerce, and add significant value to our electronic commerce business.

     CompuCom. CompuCom Systems, Inc., our majority-owned subsidiary, plays a key role in the implementation of our strategy. CompuCom is a leading provider of information technology products and services to over 5,000 businesses throughout the United States, including many Fortune 1000 companies, with over $2.9 billion in 1999 revenues. CompuCom provides a substantial distribution channel and often serves as a test site for our other partner companies' products and services. CompuCom is also continuing to develop its own suite of Internet infrastructure services, including distribution and configuration of Internet access devices and network design and support.

     Internet Holding Companies and Incubators. In addition to Internet Capital Group, we are involved in the management of and maintain holdings in a number of Internet holding companies and incubators that complement our operating strategy and enhance the value of our network. These include: XL Vision, Inc., our incubation laboratory that identifies or invents paradigm-shifting technologies and incubates businesses built around those technologies; TechSpace Ventures LLC, organized to fund the incubation of selected TechSpace LLC resident companies; and Redleaf Group, LLC, an Internet holding company that engages in the development of electronic commerce through a network of partner companies which it incubates and operates. As each of these companies applies its resources and capital to grow its own network of Internet companies, the growth of Safeguard's network will continue to accelerate.

     Additional Partner Companies. Our additional partner companies are primarily providers of information technology products and services and business-to-consumer electronic commerce companies. Several of these companies are actively seeking to develop or expand their Internet infrastructure offerings. They include: 4anything.com, Inc., ChromaVision Medical Systems, Inc., DocuCorp International, Inc., The Basketball Network LLC, d/b/a HoopsTV.com, Kanbay LLC, Nextron Communications, Inc., OAO Technology Solutions, Inc., QuestOne Decision Sciences Corporation and Tangram Enterprise Solutions, Inc. Tangram, a majority-owned subsidiary of Safeguard, is a provider of enterprise-wide information technology solutions including asset tracking and electronic software distribution for large computing environments.

     Private Equity Funds. In addition to our operating partner companies, we participate in managing nine private equity funds, and we are a limited partner in two additional private equity funds. These funds currently invest primarily in early-stage, rapidly growing Internet and other technology companies. These funds, ten of which are located on Safeguard's corporate campus, augment our network by providing us with an expanded base to conduct our operations. Investors in these funds increase our network's capital base and facilitate strategic partner development. The funds also increase the geographic penetration of our network, maintaining offices in Palo Alto, New York, Los Angeles, Boston and Austin. The personal relationships and expertise of the professionals employed by these funds are important resources for developing and evaluating acquisition opportunities. Safeguard frequently refers investment opportunities that do not fit Safeguard's Internet infrastructure operating strategy to an appropriate fund. The funds may pursue broader investment strategies and may invest at earlier stages and at less significant ownership percentages than Safeguard. The diversification within the funds allows Safeguard, through its network, to stay abreast of a broader range of emerging technologies, to maintain relationships with a greater number of promising entrepreneurs and to evaluate perceived shifts in technologies.

     The aggregate capital commitment of these funds is $2.0 billion. The funds made over 50 new investments in 1999 and had over 120 companies in their portfolios at December 31, 1999. The funds typically have a seven to ten-year life. Following is a list of these funds:

TL Ventures (4 funds)
SCP Private Equity Partners
Cambridge Technology Capital Fund
Invemed Catalyst Fund
Pennsylvania Early Stage Partners
EnerTech Capital Partners (2 funds)
Safeguard International Fund

MECHANISMS TO REALIZE SHAREHOLDER VALUE

     Our principal mission is to promote long-term shareholder value for our own shareholders and for shareholders of our partner companies. To promote the entrepreneurial spirit upon which each partner company was founded, we encourage our partner companies to go public. By going public, a partner company enables its management and employees to realize the value they have created and continue to create in the company, obtains an independent source of financing for further growth, and creates a valuable currency for making strategic acquisitions. Our preferred mechanism to reconcile our entrepreneurs' interest in accessing public markets with the interests of our own shareholders is the Safeguard Subscription Program.

  Safeguard Subscription Program

     We assist a number of our partner companies to complete their initial public offerings. Generally, in connection with our initial acquisition of our equity interest in a partner company, our partner companies agree to offer shares to our shareholders through what we call our Safeguard Subscription Program as part of the partner company's initial public offering. The program enables our eligible shareholders to subscribe to purchase, at the offering price, one share of the partner company's common stock for a variable number of shares of our common stock that the shareholder owns. This ratio is dependent upon the size of the offering. Each of our shareholders that owns at least 100 shares of our common stock is eligible to participate in the program. We purchase any shares in the program that are not purchased by our shareholders.

     Four of our partner companies, Internet Capital Group, US Interactive, Pac-West Telecomm and eMerge Interactive, completed their initial public offerings which included the Safeguard Subscription Program. One of our partner companies, OPUS360, has filed a registration statement relating to its initial public offering, which includes the Safeguard Subscription Program.

  Rights Offerings

     Historically, we assisted our partner companies with their initial public offerings by offering rights to purchase a partner company's stock solely to Safeguard shareholders in a "Rights Offering." A Rights Offering is an initial public offering in which the shares of a partner company are purchased by our shareholders by the exercise of rights which are obtained based upon the number of shares of Safeguard common stock held by the purchasing shareholder. One or more standby underwriters purchase shares not purchased upon the exercise of rights. We completed Rights Offerings for Novell, Inc. and CompuCom in 1985, Tangram Enterprise Solutions, in 1987, Cambridge Technology Partners in 1993, Coherent Communications Systems Corporation in 1994, USDATA in 1995, Sanchez Computer Associates and Integrated Systems Consulting Group, Inc. in 1996, Diamond Technology Partners, ChromaVision Medical Systems and OAO Technology Solutions in 1997 and DocuCorp International in 1998.

  Mergers and Acquisitions

     We have also historically assisted our partner companies in considering and evaluating merger and acquisition opportunities to promote shareholder value. We help our partner companies identify acquisition partners or targets, evaluate these companies, negotiate terms and document the transactions. We have assisted our partner companies in completing various mergers and acquisitions. For example, we assisted with the mergers of Coherent with and into Tellabs, Integrated Systems Consulting Group, Inc. with and into First Consulting Group, Inc., and Pacific Title/Mirage, Inc. with and into LifeF/X.

  Open Market Transactions

     We have sold or purchased shares of our public partner companies in open-market transactions from time to time. We generally engage in these transactions when we believe the prices of the shares are attractive.

REVENUES OF CORE INTERNET INFRASTRUCTURE PARTNER COMPANIES


     Because we account for most of our partner companies under the equity method, our consolidated revenue figures reported in our consolidated financial statements do not reflect the aggregate revenue of our partner companies. The aggregate revenue (adjusted as described below) of our 26 core Internet infrastructure partner companies described in the preceding tables has grown from $490 million in 1997 to $736 million in 1998 and to $869 million for 1999. This data excludes revenues of our 19 other partner companies that we do not categorize as Internet infrastructure companies, such as CompuCom, which had revenues of $2.9 billion in 1999.


     Growth in aggregate Internet infrastructure partner company revenue is not indicative of growth in any particular partner company's revenue. The foregoing data includes revenue of all our core Internet infrastructure partner companies for all periods presented but excludes revenues of partner companies for years prior to the year we acquired an interest in them. Our partner companies' revenue figures are based on the unaudited financial statements prepared by each partner company and, in some cases, adjustments by us to exclude discontinued operations. We do not believe these adjustments have a significant impact on the aggregate partner company revenue data disclosed above. In addition, these figures are preliminary in nature and are subject to change. They may differ from figures previously reported by each partner company due to any necessary corrections, changes resulting from differing interpretations of accounting principles upon review by the Securities and Exchange Commission or changes in accounting literature. For these reasons, we cannot assure you of the accuracy of the revenue figures. Also, since we do not consolidate the majority of our partner companies for financial reporting purposes and we do not include our largest consolidated subsidiary in the above table, the aggregate partner company revenue data disclosed above is not intended to represent the revenues that we have reported or will report on a consolidated basis in accordance with generally accepted accounting principles. In each case, these revenues are subject to the numerous risks and uncertainties elsewhere described in this prospectus.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES


     As of March 17, 2000, there were few laws or regulations directed specifically at electronic commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and the Internet infrastructure market, which could decrease the revenue of our partner companies and place additional financial burdens on them.


     Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our business or those of our partner companies, they add to the legal and regulatory burden faced by Internet infrastructure companies. Other specific areas of legislative activity are:

     Taxes. Congress recently enacted a three-year moratorium, ending on October 21, 2001, on the application of "discriminatory" or "special" taxes by the states on Internet access or on products and services delivered over the Internet. Congress further declared that there would be no federal taxes on electronic commerce until the end of the moratorium. However, this moratorium does not prevent states from taxing activities or goods and services that the states would otherwise have the power to tax. Furthermore, the moratorium does not apply to certain state taxes that were in place before the moratorium was enacted.

     Online Privacy. Both Congress and the Federal Trade Commission are considering regulating the extent to which companies should be able to use and disclose information they obtain online from consumers. If any regulations are enacted, Internet infrastructure companies may find certain marketing activities restricted. The Federal Trade Commission has issued regulations enforcing the Children's Online Privacy Protection Act, which take effect on April 21, 2000. These regulations make it illegal to collect information online from children under the age of 13 without first obtaining parental consent. These regulations also require Web site operators to allow parents to inspect and remove their children's information from any database. Compliance with these regulations could pose a significant administrative burden for Web site operators whose products and services are targeted to children or may be attractive to children. Also, the European Union has directed its member nations to enact much more stringent privacy protection laws than are generally found in the United States, and has threatened to prohibit the export of certain personal data to United States companies if similar measures are not adopted. Such a prohibition could limit the growth of foreign markets for United States Internet infrastructure companies. The Department of Commerce is negotiating with the European Union to provide exemptions from the European Union regulations, but the outcome of these negotiations is uncertain.

     Regulation of Communications Facilities. To some extent, the rapid growth of the Internet in the United States has been due to the relative lack of government intervention in the marketplace for Internet access. Lack of intervention may not continue in the future. For example, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Some Internet service providers are seeking to have broadband Internet access over cable systems regulated in much the same manner as telephone services, which could slow the deployment of broadband Internet access services. Because of these proceedings or others, new laws or regulations could be enacted which could burden the companies that provide the infrastructure on which the Internet is based, thereby slowing the rapid expansion of the medium and its availability to new users.

     Other Regulations. The growth of the Internet and electronic commerce may lead to the enactment of more stringent consumer protection laws. The Federal Trade Commission may use its existing jurisdiction to police electronic commerce activities, and it is possible that the Federal Trade Commission will seek authority from Congress to regulate certain online activities.

     Generally applicable laws may affect us and our partner companies. The exact applicability of many of these laws to the Internet infrastructure market, however, is uncertain.

PROPRIETARY RIGHTS

     Our partner companies assert various forms of intellectual property protection with respect to software, Web sites and other materials. These materials may constitute an important part of our partner companies' assets and competitive strengths. Our partner companies rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements to establish and protect their proprietary rights in their intellectual property.

     We cannot be certain that the steps our partner companies have taken to protect their proprietary information will be adequate. Policing unauthorized use of technology is difficult. Additionally, our partner companies' intellectual property may become known to, or independently developed by, third parties. The laws of other countries may afford our partner companies little or no protection of their intellectual property. Any litigation to enforce intellectual property rights could result in substantial cost to our partner companies.

COMPETITION

  Competition from Other Capital Providers

     Although we believe our network structure bolsters our ability to attract Internet infrastructure companies, competition for acquiring interests in Internet infrastructure companies remains intense. As the market for Internet infrastructure grows, we expect that competition will intensify. We face competition from numerous other capital providers seeking to acquire interests in Internet-related businesses, including publicly traded Internet companies, investment partnerships, large corporations, and other capital providers who also offer support services to companies.

     Traditionally, venture capital and private equity firms have dominated investment in emerging technology companies, and many of these types of competitors may have greater experience and financial resources than us. In addition to competition from venture capital and private equity firms, several public companies, as well as private companies, devote significant resources to providing capital together with other resources to Internet companies. Additionally, corporate strategic investors, including Fortune 500 and other significant companies, are developing Internet strategies and capabilities. Many of these competitors have greater financial resources and brand name recognition than we do, and the barriers to entry for companies wishing to provide capital and other resources to entrepreneurs and their emerging technology companies are minimal. We expect that competition from both private and public companies with business models similar to our own will intensify. Furthermore, private venture capital firms and other capital providers who also offer support services to companies who do not plan to go public can avoid regulation under the Investment Company Act either by having less than 100 beneficial owners of their securities, other than short-term paper, or by limiting the owners of their securities to certain qualified purchasers. This exemption from the Investment Company Act will provide these competitors with more flexibility regarding their investment strategies, allowing them to take advantage of more opportunities or, in some cases, permitting them to invest in companies on more favorable terms to the companies than we are able to offer. Any of these competitors could limit our opportunities to acquire interests in new partner companies. If we cannot acquire controlling interests in attractive companies, our strategy to build a collaborative network of partner companies will not succeed.

  Competition Facing our Partner Companies

     Competition for Internet products and services is intense. As the market for business-to-business electronic commerce grows, we expect that competition will intensify. Our partner companies will encounter competition from existing companies that offer competitive solutions and additional companies that develop competitive solutions in the future. Our partner companies' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our partner companies. If our partner companies are unable to compete successfully against their competitors, our partner companies may fail. In addition, our partner companies may compete with each other for Internet infrastructure opportunities. If this type of competition develops, it may deter companies from partnering with us and limit our business opportunities.

     Many of our partner companies will have to compete against companies with greater brand recognition and greater financial, marketing and other resources. Our partner companies may be at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives.

FACILITIES

     We own the office park in which our corporate headquarters and administrative offices are located in Wayne, Pennsylvania. Our headquarters building is subject to a $3.6 million mortgage bearing interest at 9.75% per annum, which amortizes over a 30 year term ending 2022 and is callable by the lender at any time beginning in 2002. We believe the properties are in good condition and repair and are adequate for the particular operations for which they are used. Additionally, we lease approximately 2,400 square feet of office space in Palo Alto, California.

EMPLOYEES


     As of March 17, 2000, excluding our partner companies, we had approximately 80 employees. We consider our relationships with our employees to be good. None of our employees are covered by collective bargaining agreements.

LEGAL MATTERS


     We are not a party to any material legal proceedings. We have informed the staff of the Federal Trade Commission (the"FTC") of our inadvertent failure to file certain Premerger Notification Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended in connection with acquisitions of stock of certain partner companies. The FTC has the right to seek a material fine in connection with the failure to file timely Forms for these transactions, but has not informed us as to whether they intend to seek any fine or other penalty from us. Because of the early stage of our discussions of this issue with the staff of the FTC, we are unable to estimate the amount, if any, of our ultimate liability in connection with this matter. However, we do not believe any such ultimate liability would have a material adverse effect on us.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     Our executive officers, key employees and directors, their ages and their positions for the last five years are as follows:


                                                                                    DIRECTOR,
                                                                               EXECUTIVE OFFICER OR
                                                                                   KEY EMPLOYEE
NAME                                AGE               POSITION(S)                     SINCE
----                                ---               -----------              --------------------
Warren V. Musser..................  73     Chairman of the Board and Chief             1953
                                           Executive Officer
Harry Wallaesa....................  49     President, Chief Operating Officer          1999
                                           and Director
Jerry L. Johnson..................  52     Executive Vice President                    1995
Stephen J. Andriole, Ph.D.........  50     Senior Vice President and Chief             1997
                                           Technology Officer
Gerald A. Blitstein...............  40     Senior Vice President and Chief             2000
                                           Financial Officer
Michael G. Bolton.................  56     Senior Vice President                       1999
John K. Halvey....................  39     Senior Vice President                       1999
James A. Ounsworth................  57     Senior Vice President, General              1991
                                           Counsel and Secretary
Robert E. Keith...................  58     Vice Chairman of the Board                  1996
J. Edward Coleman.................  48     Chief Executive Officer of                  1999
                                           CompuCom
Thomas C. Lynch...................  57     President and Chief Operating               1998
                                           Officer of CompuCom
Judith Areen......................  55     Director                                    1997
Vincent G. Bell, Jr...............  74     Director                                    1956
Walter W. Buckley III.............  39     Director                                    2000
Michael J. Emmi...................  57     Director                                    1998
Robert A. Fox.....................  70     Director                                    1981
Jack L. Messman...................  59     Director                                    1994
Russell E. Palmer.................  65     Director                                    1989
John W. Poduska, Sr., Ph.D........  62     Director                                    1987
Heinz C. Schimmelbusch, Ph.D......  55     Director                                    1989
Hubert J.P. Schoemaker, Ph.D......  49     Director                                    1993
Carl J. Yankowski.................  51     Director                                    1999


     Warren V. Musser has served as Chairman and Chief Executive Officer since 1953. Mr. Musser is Chairman of the Board of Cambridge Technology Partners (Massachusetts), Inc. and CompuCom Systems, Inc. He is also a Director of DocuCorp International, Inc. and Sanchez Computer Associates, Inc. and a trustee of Brandywine Realty Trust. Mr. Musser serves on a variety of civic, educational and charitable boards of directors, and serves as Vice President/Development, Cradle of Liberty Council, Boy Scouts of America, Vice Chairman of The Eastern Technology Council, and Chairman of the Pennsylvania Partnership on Economic Education.

     Harry Wallaesa became a Director of Safeguard in February 1999 and President and Chief Operating Officer of Safeguard in March 1999. Mr. Wallaesa served as President and Chief Executive Officer of aligne incorporated, which he co-founded in 1996, until Safeguard acquired a majority of the company in March 1996. From 1985 to 1995, Mr. Wallaesa was the Chief Information Officer and Vice President of Management Information Systems at Campbell Soup Company, a global manufacturer and marketer of branded food products. Mr. Wallaesa is the Chairman of the Board of CompuCom Systems, Inc. and a Director of Bowne, Inc., Redleaf Group LLC, aligne incorporated, iMedium, Inc., Allied Resource Corporation, Pennsylvania Academy of Fine Arts, Atlas Commerce and University of Pennsylvania Health Systems.

     Jerry L. Johnson was promoted to Executive Vice President in March 1999 and leads our Communications practice. He served as Senior Vice President from September 1995 until March 1999. Prior to joining Safeguard, Mr. Johnson served at US West, Inc., a regional Bell operating company, from 1985 through 1995, most recently as Vice President of Network Technology Services, a division of US West, Inc. Mr. Johnson is the Chairman of the Board of Pac-West Telecomm, Inc., and a Director of OAO Technology Solutions, Inc., Extant, Inc., SOTAS, Inc., QuestOne Decision Sciences Corporation and Vitts Networks, Inc.

     Stephen J. Andriole, Ph.D. joined Safeguard in October 1997 from CIGNA Corporation, where he was Senior Vice President for Technology Strategy and Chief Technology Officer from 1995 to 1997. From 1990 to 1995, he was a Professor of Information Systems and Computer & Electrical Engineering at Drexel University. During the 1970s, Dr. Andriole was Director of Cybernetics Technology at the Defense Advanced Research Projects Agency (ARPA), the agency that developed much of the infrastructure for the Internet. Dr. Andriole is a Director of iMedium, Inc., aligne incorporated, Integrated Visions, Inc., USDATA Corporation, Broadreach Consulting and STORM Systems.

     Gerald A. Blitstein was hired as Senior Vice President and Chief Financial Officer on February 28, 2000. From 1994 until joining Safeguard, Mr. Blitstein was a Managing Director of Painewebber Incorporated. While a Managing Director at Painewebber, Mr. Blitstein served as Managing Director, Executive Assistant to the Chairman from 1994-1996, Managing Director of Reengineering from 1997-1998, and Managing Director of Global Equities 1998-2000.

     Michael G. Bolton was appointed to the position of Senior Vice President in April 1999. Since January 1998, Mr. Bolton has served as the Managing Director of Pennsylvania Early Stage Partners, one of Safeguard's affiliated private equity funds. From February 1972 to July 1998, Mr. Bolton was the founding Chief Executive of the Ben Franklin Technology Center located at Lehigh University, Vice President of Lehigh University, co-founder of the NEPA Venture Funds, and currently serves as a Director of several technology-oriented start-up companies.


     John K. Halvey was appointed a Senior Vice President in June 1999 and leads our eServices practice. Prior to joining Safeguard, Mr. Halvey was a partner in the law firm, Milbank, Tweed, Hadley and McCloy from 1994 to June 1999, where he was the head of its Intellectual Property and Business Technology Group. Mr. Halvey is a Director of OPUS360 Corporation, the Basketball Network LLC, PrivaSeek, Inc., Zero to Five LLC and TechSpace LLC.


     James A. Ounsworth has served as Vice President, Secretary and General Counsel since December 1991 and was promoted to Senior Vice President in November 1995. Prior to joining Safeguard, Mr. Ounsworth was a partner in the Philadelphia law firm of Pepper, Hamilton & Scheetz, and before that he was a nuclear engineer in the U.S. Navy. Mr. Ounsworth is a Director of Tangram Enterprise Solutions, Inc., TechSpace LLC and Owosso Corporation.

     Robert E. Keith, Jr. was appointed Vice Chairman of the Board in February 1999. Mr. Keith has been a Managing Director of TL Ventures and its predecessor funds since 1988. He has served as President since 1991, and as Chief Executive Officer since February 1996, of Technology Leaders Management, Inc., a private equity capital management company that is a subsidiary of Safeguard. Mr. Keith is Chairman of Internet Capital Group, Inc. and a Director of Cambridge Technology Partners (Massachusetts), Inc., SunSource, Inc. and US Interactive, Inc.

     J. Edward Coleman has been Chief Executive Officer of CompuCom Systems, Inc. since December 1999 and a director of CompuCom since February 2000. Prior to that time, Mr. Coleman served as Business Development Executive and Director of Marketing for Computer Services Corporation, an information technology services company, since March 1995. From September 1993 until March 1995, Mr. Coleman was Executive Vice President of McCallister's Technical Services, Inc., a provider of systems integration services.

     Thomas C. Lynch has been the President and Chief Operating Officer of CompuCom Systems, Inc. since December 1999. From October 1998 until becoming President, Mr. Lynch had served as an Executive Vice President and Chief Operating Officer of CompuCom. Prior to that time, Mr. Lynch was Senior Vice President of Safeguard since November 1995. Mr. Lynch retired from the U.S. Navy as an Admiral after 31 years, including serving as Superintendent of the U.S. Naval Academy from 1991 through 1994 and Director of the Navy Staff from 1994 through 1995. Mr. Lynch is a trustee of the U.S. Naval Academy Foundation, and is a Director of CompuCom, eMerge Interactive, Inc. and Sanchez Computer Associates, Inc.

     Judith Areen has been Executive Vice President for Law Center Affairs and Dean of the Law Center, Georgetown University, since 1989 and has been a Professor of Law at Georgetown University since 1976. Ms. Areen is a Director of MCI WorldCom, Inc.

     Vincent G. Bell, Jr. is President of Verus Corporation, a management investment firm he formed in 1987. Before 1987, Mr. Bell was Chairman of the Board and Chief Executive Officer of Safeguard Business Systems, Inc., an information systems company.

     Walter W. Buckley, III, was elected as a director on February 10, 2000. Mr. Buckley is a co-founder, and has served as President, Chief Executive Officer and a director of Internet Capital Group, Inc. since March 1996. Prior to co-founding Internet Capital Group, Mr. Buckley worked for Safeguard as Vice President of Acquisitions from 1991 to February 1996. Mr. Buckley is a Director of Breakaway Solutions, Inc., e-Chemicals, Inc., PrivaSeek, Inc., Sky Alland Marketing, Inc., Syncra Software, Inc., VerticalNet, Inc. and Who?Vision Systems, Inc.

     Michael J. Emmi has been Chairman of the Board, President and Chief Executive Officer of Systems & Computer Technology Corporation, a provider of computer software and services, since May 1985. Mr. Emmi is a Director of CompuCom Systems, Inc. and CDI Corp.

     Robert A. Fox has been Chairman and Chief Executive Officer of R.A.F. Industries, Inc., a private investment company which acquires and manages a diversified group of operating companies and venture capital investments, since 1980. Mr. Fox is a Director of Zany Brainy, Inc. He is a Trustee of the University of Pennsylvania and the Wistar Institute.

     Jack L. Messman has been Chief Executive Officer of Cambridge Technology Partners (Massachusetts), Inc. since 1999. From April 1991 until 1999, Mr. Messman was Chairman and Chief Executive Officer of Union Pacific Resources Group Inc., an energy company. From May 1988 to April 1991, Mr. Messman was Chairman and Chief Executive Officer of USPCI, Inc., a provider of hazardous waste services and a subsidiary of Union Pacific Corporation. Mr. Messman is a Director of Cambridge Technology Partners (Massachusetts), Inc., Metallurg, Inc., Novell, Inc., Tandy Corp. and USDATA Corporation.


     Russell E. Palmer is Chairman and Chief Executive Officer of The Palmer Group, a corporate investment firm he organized in 1990. From 1983 to June 1990, Mr. Palmer was Dean of The Wharton School of the University of Pennsylvania. From 1972 to 1983, he was Managing Partner and Chief Executive Officer of Touche Ross & Co. (now Deloitte & Touche). Mr. Palmer is a Director of Federal Home Loan Mortgage Corporation, GTE Corporation, Honeywell International Inc. and The May Department Stores Company.


     John W. Poduska, Sr., Ph.D. has served as Chairman of Advanced Visual Systems, Inc., a provider of visualization software, since 1992. Before 1992, Dr. Poduska was President and Chief Executive Officer of

Stardent Computer, Inc., a computer manufacturer, from December 1989 to December 1991. From December 1985 to December 1989, Dr. Poduska was founder, Chairman and Chief Executive Officer of Stellar Computer, Inc., a computer manufacturer and the predecessor of Stardent Computer. Dr. Poduska is a Director of Cambridge Technology Partners (Massachusetts), Inc., Union Pacific Resources Group, Inc., XL Vision, Inc. and eMerge Interactive, Inc.

     Heinz C. Schimmelbusch, Ph.D. has served as President and Chief Executive Officer of Safeguard International Group, Inc. since 1994. Dr. Schimmelbusch also serves as managing director of Safeguard International Fund, L.P., a Safeguard affiliated private equity fund and is Chairman of: Allied Resource Corporation, a company pursuing technology-oriented, early-stage investment opportunities in process industries; Metallurg, Inc., New York, a global producer and supplier of high quality metal alloys and specialty metals; Becancour Silicon Inc., Montreal, Quebec, a silicon metal producer; and ALD Vacuum Technology AG, Frankfurt, Germany, a global supplier of industrial vacuum technology. From 1973 to 1993, Dr. Schimmelbusch was associated with Metallgesellschaft AG, a raw materials company of which he served as Chairman of the Executive Board from March 1989 to December 1993.

     Hubert J. P. Schoemaker, Ph.D. is Chairman, Chief Executive Officer and founder of Neuronyx Inc., a biotechnology company he founded in 1999. Prior to that, Dr. Schoemaker served as Chairman of the Board and co-founder of Centocor, Inc., a biotechnology company from 1987 to 1994.

     Carl J. Yankowski has been Chief Executive Officer of Palm, Inc., a leading global provider of handheld computing devices since December 1999. Prior to joining Palm, he was President and Chief Executive Officer of the Reebok Division and Executive Vice President of Reebok International Ltd., a leading worldwide designer, marketer and distributor of sports, fitness and casual footwear, apparel and equipment. Before joining Reebok in September 1998, from December 1993 to January 1998 Mr. Yankowski was President and Chief Operating Officer of Sony Electronics, Inc., a diversified company that markets electronic products for consumer, broadcast and industrial use in the United States. From December 1988 to November 1993, Mr. Yankowski held various senior management positions with Polaroid Corporation, his last position being that of Chairman of the Asia-Pacific region. Mr. Yankowski is a Director of Avidyne, Inc. and Vitts Networks Inc.

EXECUTIVE COMPENSATION

     The following table provides summary information concerning the compensation earned by our chief executive officer and other executive officers employed by us during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM COMPENSATION
                                                                            -----------------------------------
                                             ANNUAL COMPENSATION                    AWARDS             PAYOUTS
                                     ------------------------------------   -----------------------   ---------
                                                                                         SECURITIES     LONG
                                                                            RESTRICTED   UNDERLYING     TERM
                                                                OTHER         STOCK       OPTIONS/    INCENTIVE    ALL OTHER
                                      SALARY      BONUS      COMPENSATION    AWARD(S)       SARS       PAYOUTS    COMPENSATION
                              YEAR    ($)(1)      ($)(2)        ($)(3)        ($)(4)        (#)        ($)(5)        ($)(6)
                              ----   --------   ----------   ------------   ----------   ----------   ---------   ------------
Warren V. Musser............  1999   $413,731   $  827,500     $53,920           0               0           0      $12,000
Chairman of the Board and     1998    305,000      305,000      60,193           0               0           0       12,000
Chief Executive Officer       1997    290,000      290,000      63,004           0               0           0       12,000
Harry Wallaesa..............  1999   $330,770   $1,386,176          --           0       1,590,000           0      $10,970
President, Chief Operating    1998         --           --          --          --              --          --           --
Officer and Director(7)       1997         --           --          --          --              --          --           --
Stephen J. Andriole,
  Ph.D......................  1999   $260,577   $  730,151     $    --           0          90,000    $321,179      $20,746
Senior Vice President and     1998         --           --          --          --              --          --           --
Chief Technology Officer(7)   1997         --           --          --          --              --          --           --
John K. Halvey..............  1999   $150,000   $  635,713          --           0         210,000          --      $ 8,398
Senior Vice President(7)      1998         --           --          --          --              --          --           --
                              1997         --           --          --          --              --          --           --
Jerry L. Johnson............  1999   $283,462   $  416,469          --                      60,000    $905,722      $19,896
Executive Vice President      1998    240,000      182,000          --           0          60,000      38,258       19,895
                              1997    210,000      169,760          --           0          90,000           0       19,620
James A. Ounsworth..........  1999   $267,115   $  610,498          --           0          60,000    $905,722      $22,562
Senior Vice President,
  General                     1998    221,000      154,700          --           0          60,000      38,258       33,621
Counsel and Secretary         1997    210,000      147,000          --           0          60,000           0       23,009

---------------
(1) Includes compensation that has been deferred by the named officers under voluntary savings plans.

(2) Includes discretionary payouts under our Long-Term Incentive Plan which were made to each of the named executive officers with the exception of Mr. Musser.

(3) For Mr. Musser, this amount includes personal use of our plane in all years. Mr. Musser's use of the plane increased starting in 1997 following a determination by the board of directors requiring him to travel on the company plane instead of commercial aircraft whenever possible for safety reasons.

(4) In May 1999, we released the shares of restricted stock of Internet Capital Group, Inc. previously awarded to Mr. Johnson and Mr. Ounsworth upon the satisfaction of the conditions of the grant.

(5) The 1999 payout represents the value of shares of Internet Capital Group, Inc., U.S. Interactive, Inc., and Pac-West Telecomm, Inc. distributed to Messrs. Andriole, Johnson and Ounsworth based on their limited partnership interests in Safeguard 98 Capital L.P.

(6) For 1999, all other compensation includes the following amounts.

                                              DEFINED CONTRIBUTION       COMPANY MATCH        LIFE INSURANCE
    NAME                                          PENSION PLAN       VOLUNTARY SAVINGS PLAN   PREMIUMS PAID
    ----                                      --------------------   ----------------------   --------------
    Warren V. Musser........................         $7,200                  $4,800              $     0
    Harry Wallaesa..........................         $7,200                  $   --              $ 3,770
    Stephen J. Andriole.....................         $7,200                  $4,800              $ 8,746
    John K. Halvey..........................         $6,750                  $   --              $ 1,648
    Jerry L. Johnson........................         $7,200                  $4,800              $ 7,896
    James A. Ounsworth......................         $7,200                  $4,800              $10,562

(7) Messrs. Wallaesa, Andriole and Halvey became executive officers in March 1999, January 1999 and June 1999, respectively.

SAFEGUARD SCIENTIFICS, INC. 1999 EQUITY COMPENSATION PLAN

     The Safeguard Scientifics, Inc. 1999 Equity Compensation Plan authorizes the issuance of up to 9,000,000 shares of our common stock, subject to adjustment as discussed below. The maximum number of shares that may be granted to any individual during any calendar year is 1,500,000. If options or stock appreciation rights granted under the plan terminate, expire or are canceled, forfeited, exchanged or surrendered without being exercised, or if a restricted stock award or performance unit is forfeited, those shares will again be available for purposes of the 1999 Plan. The 1999 Plan is not qualified under section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act.

             OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 1999

                                                                                   POTENTIAL REALIZABLE VALUE AT
                                                                                      ASSUMED ANNUAL RATES OF
                                                                                    STOCK PRICE APPRECIATION FOR
                                             INDIVIDUAL GRANTS                             OPTION TERM(1)
                           -----------------------------------------------------   ------------------------------
                             NUMBER OF      % OF TOTAL
                            SECURITIES     OPTIONS/SARS   EXERCISE
                            UNDERLYING      GRANTED TO     OR BASE
                           OPTIONS/SARS    EMPLOYEES IN     PRICE     EXPIRATION
NAME                       GRANTED(#)(2)   FISCAL YEAR    ($/SH)(3)      DATE          5%($)           10%($)
----                       -------------   ------------   ---------   ----------   -------------   --------------
Warren V. Musser.........            0            0%            --           --             --               --
Harry Wallaesa...........    1,500,000(4)     37.65%      $12.3542       3/1/07     $8,847,870      $21,192,187
                                90,000         2.26%       45.4687     12/15/07      1,953,835        4,679,775
Stephen J. Andriole,
  Ph.D...................       30,000          .75%      $26.3437      4/15/07     $  337,338      $   903,791
                                60,000         1.51%       45.4687     12/15/07      1,302,557        3,119,850
John K. Halvey...........      150,000         3.76%      $20.0938      6/15/07     $1,439,084      $ 3,446,857
                                60,000         1.51%       45.4687     12/15/07      1,302,557        3,119,850
Jerry L. Johnson.........       60,000         1.51%      $45.4687     12/15/07     $1,302,557      $ 3,119,850
James A. Ounsworth.......       60,000         1.51%      $45.4687     12/15/07     $1,302,557      $ 3,119,850

---------------
(1) These values assume that the shares appreciate at the compounded annual rate shown from the grant date until the end of the option term. These values are not estimates of future stock price growth of Safeguard. Executives will not benefit unless our common stock price increases above the stock option exercise price.

(2) The options have an eight-year term and vest 25% each year commencing on the first anniversary of the grant. If an executive retires on or after his 65th birthday, the options will become fully vested on his retirement date. Certain of the options reported in the above table may be exercised at any time. If an executive exercises unvested options and his employment is terminated, we may repurchase the unvested shares at the exercise price. The option exercise price may be paid in cash, by delivery of previously acquired shares, subject to certain conditions, same day sales (that is, a cashless exercise through a broker) or such other method as the compensation committee may approve. The compensation committee may modify the terms of outstanding options, including acceleration of the exercise date.

(3) All options have an exercise price equal to the fair market value of the shares subject to each option on the grant date.

(4) This includes 300,000 options granted outside of existing option plans to Mr. Wallaesa in 1999 by the Company.

     The following table sets forth information about option exercises by each of the officers named in the summary compensation table.

                          YEAR-END STOCK OPTION VALUES
                               DECEMBER 31, 1999

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                          OPTIONS/SARS AT FISCAL        OPTIONS/SARS AT FISCAL
                              SHARES                            YEAR-END(#)                 YEAR-END($)(1)
                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                        EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                        -----------   -----------   -----------   -------------   -----------   -------------
Warren V. Musser..........          0             --            0               0              --             --
Harry Wallaesa............          0             --            0       1,590,000     $         0    $63,766,464
Stephen J. Andriole,
  Ph.D....................     37,500     $  462,952       45,000         187,500     $ 1,981,404    $ 5,675,622
John K. Halvey............          0             --            0         210,000     $         0    $ 5,667,801
Jerry L. Johnson..........     88,152     $1,847,211      229,620         150,000     $10,651,936    $ 4,537,812
James A. Ounsworth........    240,000     $4,518,012      465,000         135,000     $23,501,028    $ 3,885,000

---------------
(1) Value is calculated using the difference between the option exercise price and the year-end stock price, multiplied by the number of shares subject to an option. The year-end stock price was $54.3333 per share.

SAFEGUARD SCIENTIFICS, INC. LONG-TERM INCENTIVE PLAN

     Beginning in 1997, we established one or more limited partnerships to hold all acquisitions approved and made by Safeguard during any given year. Under our long-term incentive plan, participants may purchase interests in these limited partnerships. We allocated up to a 10% interest for purchase by the participants for 1997 and 1998 and up to a 12.5% interest for 1999. Safeguard Scientifics, through a wholly-owned subsidiary acting as the general partner of each partnership, retains approximately a 90% interest in each partnership for 1997 and 1998 and approximately an 87.5% interest for each partnership in 1999. Partnership interests vest 25% each year, generally starting on July 1 in the year following the acquisition. The compensation committee has the authority to accelerate vesting. A partnership will generally distribute the securities it holds to its partners after five to ten years, but may distribute securities earlier if the company has completed an initial public offering or has been sold. We must receive two times the cost of the equity securities of a company and repayment of any loans to the company before the limited partners receive any of the securities of the company. If that threshold is met, the limited partners will receive distributions of approximately 10% to 12.5% of the equity securities of the company. The percentages allocated during 1999 to each named executive officer in each partnership are included in the following table.

                            LONG-TERM INCENTIVE PLAN

                                                                            PERFORMANCE OR
                                                                             OTHER PERIOD
                                                                                 UNTIL
                                                              PERCENTAGE      MATURATION
NAME/PARTNERSHIP                                               INTEREST        OR PAYOUT
----------------                                              ----------    ---------------
Warren V. Musser                                                     0%(1)           --
Harry Wallaesa
  Safeguard 99 Capital LP                                       1.1250%         5 years
  Safeguard Partners Capital II L.P.                            1.1250%        10 years
Stephen J. Andriole, Ph.D.
  Safeguard 99 Capital LP                                       0.8310%         5 years
  Safeguard Partners Capital II L.P.                            0.8310%        10 years

                                                                            PERFORMANCE OR
                                                                             OTHER PERIOD
                                                                                 UNTIL
                                                              PERCENTAGE      MATURATION
NAME/PARTNERSHIP                                               INTEREST        OR PAYOUT
----------------                                              ----------    ---------------
John K. Halvey
  Safeguard 99 Capital LP(2)................................    0.5000%         5 years
  Safeguard Partners Capital II L.P.(2).....................    0.5000%        10 years
Jerry L. Johnson
  Safeguard 99 Capital LP...................................    0.8310%         5 years
  Safeguard Partners Capital II L.P.........................    0.8310%        10 years
James A. Ounsworth
  Safeguard 99 Capital LP...................................    0.8310%         5 years
  Safeguard Partners Capital II L.P.........................    0.8310%        10 years

---------------
(1) Mr. Musser did not participate in the plan prior to the year 2000, but will participate in 2000 and thereafter.

(2) The percentage allocable to Mr. Halvey permits him to participate only in those acquisitions approved and made by Safeguard on or after June 1, 1999.

                              CERTAIN SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of our common stock as of March 17, 2000 by:


     - each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock;

     - each of our directors and our executive officers named in the summary compensation table; and

     - all of our executive officers and directors as a group.


     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them. All figures include shares of our common stock issuable upon exercise of options or warrants exercisable within 60 days of March 17, 2000. These options and warrants are deemed to be outstanding and to be beneficially owned by the person holding them for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.



                                                                                    PERCENT
                                                           NUMBER OF           BENEFICIALLY OWNED
                                                             SHARES       ----------------------------
NAME AND ADDRESS OF 5% BENEFICIAL                         BENEFICIALLY       BEFORE          AFTER
OWNERS, DIRECTORS AND EXECUTIVE OFFICERS                     OWNED        THE OFFERING    THE OFFERING
----------------------------------------                  ------------    ------------    ------------
Warren V. Musser........................................    9,367,343(1)       8.5%
  800 The Safeguard Building
  435 Devon Park Drive
  Wayne, PA 19087
Robert E. Keith, Jr. ...................................      220,077(2)         *
Judith Areen............................................       26,550            *
Vincent G. Bell, Jr. ...................................    1,455,579(3)       1.4%
Steven J. Andriole......................................       88,791            *
Walter W. Buckley, III..................................       18,000            *
Michael J. Emmi.........................................       10,875            *
Robert A. Fox...........................................      250,875(4)         *
John K. Halvey..........................................          600            *
Jerry L. Johnson........................................      282,582            *
Jack L. Messman.........................................      160,875            *
James A. Ounsworth......................................      803,115            *
Russell E. Palmer.......................................       89,610            *
John W. Poduska, Sr. ...................................      547,875            *
Heinz C. Schimmelbusch..................................       12,513            *
Hubert J.P. Schoemaker..................................      337,370            *
Harry Wallaesa..........................................      926,898            *
Carl J. Yankowski.......................................           --           --
All executive officers and directors as a group (23
  persons)..............................................   14,460,549         13.3%


---------------
  *  Less than 1%.

(1) Includes 233,100 shares held by a charitable foundation established by Mr. Musser and 115,500 shares held by two trusts of which Mr. Musser is a co-trustee.

(2) Includes 900 shares held by his spouse. Mr. Keith disclaims beneficial ownership of the shares held by his spouse.

(3) Includes 337,704 shares held by a charitable foundation established by Mr. Bell.

(4) Includes 15,000 shares held by a charitable foundation established by Mr.
    Fox.

                          DESCRIPTION OF CAPITAL STOCK

     The following summarizes the terms of our capital stock.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     - 500,000,000 shares of common stock, par value $.10, authorized and 107,329,089 shares outstanding as of March 17, 2000 (after adjustment for a 3-for-1 split of our common stock effective as of March 13, 2000); and


     - 1,000,000 shares of preferred stock, par value $10.00, authorized, 150,000 shares of which have been designated Series A Junior Participating Preferred Stock and reserved for issuance in connection with our shareholders' rights plan.

COMMON STOCK

  Voting

     In elections to the Board:

     - Cumulative voting rights -- shareholders are entitled to cast that number of votes equal to the number of shares that they own multiplied by the number of directors to be elected.

     On all other matters except as described under "Supermajority voting requirements" below:

     - One vote for each share held of record; and

     - Action taken by the vote of majority of votes cast.

  Dividends

     - Subject to the rights of holders of preferred stock, entitled to receive ratably declared dividends; and

     - The board may only declare dividends out of legally available funds.

  Additional Rights

     - Subject to the rights of holders of preferred stock, entitled to receive ratably net assets which are available after payment of our debts, upon our liquidation, dissolution or winding;

     - No redemption rights;

     - No sinking fund rights; and

     - No conversion rights.

The rights and preferences of our common shareholders are subject to the rights of any series of preferred stock we may issue.

PREFERRED STOCK


     By resolution of the board, we may, without any further vote by our shareholders, authorize and issue an aggregate of 850,000 additional shares of preferred stock. The preferred stock may be issued in one or more classes or series. With respect to each class or series, the board may determine the designation and the number of shares, voting rights, preferences, limitations and special rights, including any dividend rights, conversion rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay or prevent a change of control. In connection with our shareholders' rights plan, we have designated a series of preferred stock as Series A Junior Participating Preferred Stock. See "Shareholders' Rights Plan" on page 62 of this Prospectus.

SUPERMAJORITY VOTING REQUIREMENTS

     The vote by the holders of 80% of the voting power of all shares of stock entitled to vote in the election of directors is required for any of the following actions:

     - the merger or consolidation of Safeguard Scientifics or any subsidiary of Safeguard Scientifics;

     - the sale or other disposition of substantially all of our or any our subsidiary's assets; or

     - the sale or lease of our assets or any assets of any of our subsidiaries if:

          - the assets have a fair market value in excess of $2,000,000; and

          - the other party owns at least 5% of any class of capital stock of Safeguard Scientifics.

     This 80% voting requirement, however, is not applicable in the following circumstances:

     - our board approved the agreement relating to the transaction prior to the time the other party acquired its 5% interest; or

     - our board, acting, prior to the time the other party acquired its 5% interest, approved the transaction.

     This 80% voting requirement can only be amended or repealed with the approval by the vote of the holders of 80% of the voting power of all shares of stock entitled to vote in the election of directors.

PENNSYLVANIA ANTI-TAKEOVER LAWS

     The Pennsylvania corporate law contains provisions applicable to publicly held Pennsylvania corporations that may be deemed to have an anti-takeover effect. Some of these provisions which are applicable to Safeguard are described below.

     Under Section 1715 of the Pennsylvania corporate law, directors of the corporation are not required to regard the interests of the shareholders as being dominant or controlling in considering the best interests of the corporation. The directors may consider, to the extent they deem appropriate, such factors, including:

     - the effects of any action upon any group affected by such actions including shareholders, employees, suppliers, customers and creditors of the corporation and upon communities in which offices or other establishments of the corporation are located;

     - the short term and long term interests of the corporation, including benefits that may accrue to the corporation from its long term plans and the possibility that these interests may be best served by the continued independence of the corporation;

     - the resources, intent and conduct of any person seeking to acquire control of the corporation; and

     - all other pertinent factors.

     Section 1715 further provides that any act of the board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania corporate law, unless it is proven by clear and convincing evidence that the disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of the Pennsylvania corporate law, directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

     Chapter 25, Subchapter F of the Pennsylvania corporate law is designed to regulate certain business combinations between most publicly traded Pennsylvania corporations and interested shareholders. In general, Subchapter F prohibits the consummation of enumerated business combination transactions during a five year moratorium period. The moratorium period does not apply to:

     - business combinations with persons who became interested shareholders with the approval of the board of directors;

     - business combinations that were approved prior to the date on which the shareholder became an interested shareholder;

     - business combinations approved by a majority of disinterested shareholders at a meeting at least three months after the interested shareholder acquires at least 80% of the outstanding voting stock if the consideration paid to other holders of our outstanding securities satisfies fair price requirements set forth in Subchapter F of the Pennsylvania corporate law; and

     - business combinations approved by all of the holders of the outstanding shares.

     The moratorium period runs from the date on which the interested shareholder becomes an interested shareholder. Generally a shareholder becomes an interested shareholder the date the shareholder first acquires beneficial ownership of 20% or more of our voting shares. After the moratorium period, the corporation can undertake a business combination with an interested shareholder only upon approval of disinterested shareholders holding a majority of the voting shares or in a transaction approved by shareholders that satisfies the fair price provisions referred to above.

     Section 1715 and Subchapter F may discourage open market purchases of our common stock or a nonnegotiated tender or exchange offer for our common stock of a corporation and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transactions. In addition, Section 1715 and Subchapter F may have a depressive effect on the price of our common stock.

SHAREHOLDERS' RIGHTS PLAN

     We have a shareholders' rights plan. Under the plan each shareholder of record on March 24, 2000 received the right to purchase 1/1000 of a share of our Series A Junior Participating Preferred Stock at the rate of one right for each share of our common stock held as of the close of business on March 24, 2000. Each 1/1000 of a share of our Series A Junior Participating Preferred Stock is designed to be equivalent in voting and dividend rights to one share of our common stock. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of our common stock. If the rights do become exercisable, our shareholders, other than the shareholders that caused the rights to become exercisable, will be able to exercise each right at an exercise price of $300 and receive shares of our common stock having a market value equal to approximately twice the exercise price. As an alternative to paying the exercise price in cash, if the directors of Safeguard so determine, shareholders may elect to exercise their rights and, without the payment of any exercise price, receive half the number of shares of common stock that would have been received had the exercise price been paid in cash.

     Although our shareholders' rights plan is designated to protect shareholder interest if we are confronted with coercive or unfair takeover tactics, it may have a depressive effect on the price of our common stock or discourage or prevent takeover proposals which a holder of common stock may consider desirable.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to our common stock is ChaseMellon Shareholder Services, L.L.C.

                          NOTICE TO CANADIAN INVESTORS

RESALE RESTRICTIONS

     The distribution of our common stock in Canada is being made on a private placement basis. Accordingly, any resale of our common stock must be made in accordance with an exemption from the registration and prospectus requirements of applicable securities laws. Purchasers of our common stock are advised to seek legal advice prior to any resale of our common stock.

REPRESENTATION BY PURCHASERS

     Confirmations of the acceptance of offers to purchase our common stock will be sent to purchasers in Canada who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser who receives a purchase confirmation will, by the purchaser's receipt thereof, be deemed to represent to Safeguard Scientifics and the dealer from whom such purchase confirmation is received that such purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under such securities laws.

RIGHTS OF ACTION (ONTARIO PURCHASERS ONLY)

     Ontario. Our common stock being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of Safeguard Scientifics' directors and officers and the experts named herein may be located outside Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon Safeguard Scientifics or such persons. All or a substantial portion of our assets and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of our common stock to whom the Securities Act (British Columbia) applies is advised that it is required to file with the British Columbia Securities Commission a report within 10 days of the sale of any of our common stock acquired by it in this offering. Such report must be filed in the form attached to the British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of the same date and under the same prospectus exemption.

                                  UNDERWRITING

GENERAL


     We intend to offer our common stock in the U.S. and Canada through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities, Inc., Lehman Brothers Inc., Prudential Securities Incorporated, J.P. Morgan Securities Inc., and Adams, Harkness & Hill, Inc. are acting as representatives of each of the underwriters. Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters, we have agreed to sell to each of the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us the number of shares of our common stock set forth opposite its name below.



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
------------------------------------------------------------  ---------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Deutsche Bank Securities Inc. ..............................
Lehman Brothers Inc. .......................................
Prudential Securities Incorporated..........................
J.P. Morgan Securities Inc..................................
Adams, Harkness & Hill, Inc.................................
                                                              --------
             Total..........................................
                                                              ========


     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold under the terms of the purchase agreement if any of the shares of common stock being sold under the purchase agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sales, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price
less a concession not in excess of $     per share of common stock. The
underwriters may allow, and such dealers may reallow, a discount not in excess
of $     per share of common stock on sales to certain other dealers.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                 PER SHARE    WITHOUT OPTION    WITH OPTION
                                                 ---------    --------------    -----------
Public offering price..........................      $              $                $
Underwriting discount..........................      $              $                $
Proceeds, before expenses, to Safeguard
  Scientifics, Inc. ...........................      $              $                $

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

NO SALES OF SIMILAR SECURITIES

     We, and our executive officers and directors have agreed, with some exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement has or later acquires the power of disposition, or file a registration statement under the Securities Act relating to any of the foregoing, except for any registration statement on Forms S-4 or S-8 or any successor form or other registration statement relating to shares of our common stock issued in connection with an acquisition of an entity or business or other business combination, or shares of our common stock issued in connection with stock option or other employee benefit plans; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock, or other securities, in cash or otherwise.

These restrictions may apply for 90 days.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of our common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS


     The validity of our common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal and regulatory matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell is also acting as special Investment Company Act counsel to us and the underwriters. A lawyer at Davis Polk & Wardwell participating in these matters beneficially owns 1,500 shares of our common stock.


                                    EXPERTS


     The consolidated financial statements and schedules of Safeguard Scientifics, Inc. as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 have been included herein and incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



     The audited financial statements of Cambridge Technology Partners (Massachusetts), Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Safeguard Scientifics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act and we file reports, proxy and information statements and other information with the Commission. You may read and copy all or any portion of the reports, proxy and information statements or other information we file at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on operation of the public reference rooms. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Safeguard Scientifics and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document that has been filed as an exhibit to the registration statement are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits thereto, may be inspected without charge at the locations described above, or obtained upon payment of fees prescribed by the Commission.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporated by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:


     - Our Annual Report on Form 10-K for the year ended December 31, 1999, as amended;



     - Our Current Reports on Form 8-K, dated February 29, 2000 and May 25, 1999, as amended.


     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: Safeguard Scientifics, Inc., 435 Devon Park Drive, Building 800, Wayne, PA 19087, (888) 733-1200, Office of Investor Relations.

                          SAFEGUARD SCIENTIFICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Reports...............................  F-2

Consolidated Balance Sheets.................................  F-4

Consolidated Statements of Operations.......................  F-5

Consolidated Statements of Shareholders' Equity.............  F-6

Consolidated Statements of Comprehensive Income.............  F-6

Consolidated Statements of Cash Flows.......................  F-7

Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Safeguard Scientifics, Inc.:



     We have audited the accompanying consolidated balance sheets of Safeguard Scientifics, Inc. (the "Company") and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of a nonsubsidiary investee. The Company's ownership interest in the investee at December 31, 1998 was $35.2 million and its equity in earnings of this investee was $7.9 million for the year ended December 31, 1998. The financial statements of this investee were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this investee, is based solely on the report of the other auditors.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders

of Cambridge Technology Partners (Massachusetts), Inc.:



In our opinion, the consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cambridge Technology Partners (Massachusetts), Inc. (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Boston, Massachusetts
February 2, 1999, except for Note R,
as to which the date
is March 29, 1999

                          SAFEGUARD SCIENTIFICS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1999             1998
                                                              -------------    -------------
                                                              (IN THOUSANDS EXCEPT SHARE AND
                                                                    PER SHARE AMOUNTS)
ASSETS
Current Assets
  Cash and cash equivalents.................................   $   49,813       $    6,257
  Trading securities........................................           --          143,103
  Accounts receivable, less allowances ($5,604-1999;
     $4,769-1998)...........................................      259,383          296,093
  Inventories...............................................      129,826          138,551
  Prepaid expenses and other current assets.................       16,488            5,006
                                                               ----------       ----------
Total current assets........................................      455,510          589,010

Property and equipment, net.................................       56,234           96,840

Ownership interests in and advances to partner companies....      529,381          218,999
Available-for-sale securities...............................      302,940           84,977
Excess of cost over net assets of businesses acquired,
  net.......................................................      119,288           65,137
Other.......................................................       36,526           13,727
                                                               ----------       ----------
TOTAL ASSETS................................................   $1,499,879       $1,068,690
                                                               ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt......................   $   11,019       $    2,366
  Accounts payable..........................................      183,781          161,700
  Accrued expenses..........................................      126,871          124,578
  Deferred taxes............................................           --           48,375
                                                               ----------       ----------
Total current liabilities...................................      321,671          337,019

Long-term debt..............................................       14,532          205,044
Deferred taxes..............................................      110,556           12,562
Minority interest...........................................      102,808           98,544
Other long-term liabilities.................................      175,611            1,317
Convertible subordinated notes..............................      200,000           71,345

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $10.00 par value; 1,000,000 and 55,423
  shares authorized in 1999 and 1998, respectively..........           --               --
Common stock, $0.10 par value -- authorized 500,000,000 and
  100,000,000 shares in 1999 and 1998, respectively;
  104,749,317 and 98,398,026 shares issued and outstanding
  in 1999 and 1998, respectively............................       10,475            9,840
Additional paid-in capital..................................      133,969           55,910
Retained earnings...........................................      385,120          261,594
Accumulated other comprehensive income......................       45,137           37,294
Treasury stock, at cost (3,758,985 shares-1998).............           --          (21,779)
                                                               ----------       ----------
Total shareholders' equity..................................      574,701          342,859
                                                               ----------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $1,499,879       $1,068,690
                                                               ==========       ==========

                See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                            1999           1998           1997
                                                         -----------    -----------    -----------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
REVENUE
  Product sales........................................  $2,621,124     $1,994,965     $1,724,220
  Service sales........................................     318,234        280,178        261,005
  Other................................................      13,912         11,949         10,458
                                                         ----------     ----------     ----------
Total revenue..........................................   2,953,270      2,287,092      1,995,683
OPERATING EXPENSES
  Cost of sales -- product.............................   2,398,613      1,787,370      1,534,310
  Cost of sales -- service.............................     207,208        185,561        164,882
  Selling and service..................................     167,881        172,349        136,646
  General and administrative...........................     143,683         96,647         87,538
  Depreciation and amortization........................      36,778         21,738         18,132
  Restructuring........................................         387         16,437             --
                                                         ----------     ----------     ----------
Total operating expenses...............................   2,954,550      2,280,102      1,941,508
                                                         ----------     ----------     ----------
                                                             (1,280)         6,990         54,175
Gains on issuance of stock by partner companies........     175,662          3,782          5,772
Other income, net......................................     107,290        189,883         21,085
Interest income........................................       4,839          2,742          2,474
Interest expense.......................................     (35,557)       (29,720)       (22,359)
                                                         ----------     ----------     ----------
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND
  EQUITY INCOME (LOSS).................................     250,954        173,677         61,147
Income taxes...........................................     (66,514)       (61,424)       (14,336)
Minority interest......................................      (8,936)           (47)       (25,727)
Equity income (loss)...................................     (51,978)        (2,083)           417
                                                         ----------     ----------     ----------
NET INCOME.............................................  $  123,526     $  110,123     $   21,501
                                                         ==========     ==========     ==========
NET INCOME PER SHARE
  Basic................................................  $     1.22     $     1.15     $     0.23
  Diluted..............................................  $     1.16     $     1.07     $     0.22
WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic................................................     101,134         95,499         93,747
  Diluted..............................................     110,910        104,742         95,988

                See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                     COMMON STOCK        ADDITIONAL                  OTHER          TREASURY STOCK
                                 ---------------------    PAID-IN     RETAINED   COMPREHENSIVE   ---------------------
                                   SHARES      AMOUNT     CAPITAL     EARNINGS      INCOME         SHARES      AMOUNT     TOTAL
                                 -----------   -------   ----------   --------   -------------   ----------   --------   --------
                                                               (IN THOUSANDS EXCEPT SHARE AMOUNTS)
BALANCE -- DECEMBER 31, 1996...   98,398,026   $ 9,840    $ 29,006    $129,970      $ 7,360       6,695,487   $ (7,165)  $169,011
Net income.....................                                         21,501                                             21,501
Stock options exercised, net...                                618                               (2,011,947)     2,035      2,653
Tax benefit of stock option
  exercises....................                              3,166                                                          3,166
Repurchase of common stock.....                                                                   1,171,731     (9,488)    (9,488)
Conversion of convertible
  subordinated notes...........                              9,731                               (1,164,393)     1,279     11,010
Subsidiaries' equity
  transactions.................                                871                                                            871
Other comprehensive income.....                                                       8,346                                 8,346
                                 -----------   -------    --------    --------      -------      ----------   --------   --------
BALANCE -- DECEMBER 31, 1997...   98,398,026     9,840      43,392     151,471       15,706       4,690,878    (13,339)   207,070
Net income.....................                                        110,123                                            110,123
Stock options exercised, net...                             (1,935)                              (1,204,893)     4,201      2,266
Tax benefit of stock option
  exercises....................                              1,869                                                          1,869
Repurchase of common stock.....                                                                   2,295,000    (18,672)   (18,672)
Conversion of convertible
  subordinated notes...........                             13,189                               (2,022,000)     6,031     19,220
Subsidiaries' equity
  transactions.................                               (605)                                                          (605)
Other comprehensive income.....                                                      21,588                                21,588
                                 -----------   -------    --------    --------      -------      ----------   --------   --------
BALANCE -- DECEMBER 31, 1998...   98,398,026     9,840      55,910     261,594       37,294       3,758,985    (21,779)   342,859
Net income.....................                                        123,526                                            123,526
Stock options exercised, net...      735,597        74       1,700                                 (815,808)     6,136      7,910
Tax benefit of stock option
  exercises....................                              7,051                                                          7,051
Issuance of common stock for
  acquisition..................                              8,781                               (1,324,554)     7,721     16,502
Repurchase of common stock.....                                                                     150,000     (2,695)    (2,695)
Conversion of convertible
  subordinated notes...........    5,615,694       561      60,384                               (1,768,623)    10,617     71,562
Subsidiaries' equity
  transactions.................                                143                                                            143
Other comprehensive income.....                                                       7,843                                 7,843
                                 -----------   -------    --------    --------      -------      ----------   --------   --------
BALANCE -- DECEMBER 31, 1999...  104,749,317   $10,475    $133,969    $385,120      $45,137              --   $     --   $574,701
                                 ===========   =======    ========    ========      =======      ==========   ========   ========

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              --------    --------    -------
                                                                      (IN THOUSANDS)
NET INCOME..................................................  $123,526    $110,123    $21,501
                                                              --------    --------    -------
OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAXES:
  Unrealized holding gains..................................    59,631      43,676     10,706
  Reclassification adjustments..............................   (47,565)    (10,103)     1,940
RELATED TAX (EXPENSE) BENEFIT:
  Unrealized holding gains..................................   (20,871)    (15,591)    (3,640)
  Reclassification adjustments..............................    16,648       3,606       (660)
                                                              --------    --------    -------
OTHER COMPREHENSIVE INCOME..................................     7,843      21,588      8,346
                                                              --------    --------    -------
COMPREHENSIVE INCOME........................................  $131,369    $131,711    $29,847
                                                              ========    ========    =======

                See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1999          1998         1997
                                                         -----------    ---------    ---------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................  $   123,526    $ 110,123    $  21,501
Adjustments to reconcile to net cash provided by
  operating activities:
  Depreciation and amortization........................       36,778       21,738       18,132
  Deferred income taxes................................       45,397       28,909       (2,566)
  Equity (income) loss.................................       51,978        2,083         (417)
  Gain on issuance of stock by partner companies.......     (175,662)      (3,782)      (5,772)
  Other income, net....................................     (107,290)    (189,883)     (21,085)
  Minority interest....................................        5,151           28       15,436
Changes in assets and liabilities, net of effect of
  acquisitions:
  Accounts receivable, net.............................       41,595      (32,301)     210,578
  Inventories..........................................      102,922       68,840       35,498
  Accounts payable, accrued expenses, and other........        3,952       71,182     (120,593)
                                                         -----------    ---------    ---------
     Net cash provided by operating activities.........      128,347       76,937      150,712
INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securities...       53,565        3,319        6,438
Proceeds from sales of partner company ownership
  interests............................................       84,522       91,519       64,880
Advances to partner companies..........................      (56,417)     (32,161)     (23,163)
Repayment of advances to partner companies.............        8,150        7,689        1,582
Acquisitions of ownership interests in partner
  companies and subsidiaries, net of cash acquired.....     (212,294)    (112,903)     (56,831)
Acquisitions by subsidiaries, net of cash acquired.....     (141,253)     (49,679)          --
Proceeds from sale of building.........................       45,466           --           --
Capital expenditures...................................      (10,191)     (17,582)     (31,314)
Other, net.............................................       (7,931)      (1,988)         449
                                                         -----------    ---------    ---------
     Net cash used in investing activities.............     (236,383)    (111,786)     (37,959)
FINANCING ACTIVITIES
Borrowings on revolving credit facilities..............    1,181,552      796,257      858,450
Repayments on revolving credit facilities..............   (1,342,272)    (743,503)    (976,216)
Borrowings on long-term debt...........................           --          909        3,987
Repayments on long-term debt...........................      (28,295)      (3,178)      (4,155)
Proceeds from issuance of convertible subordinated
  notes................................................      200,000           --           --
Payment of financing costs on convertible subordinated
  notes................................................       (6,178)          --           --
Proceeds from financial instruments....................      139,309           --           --
Repurchase of Company common stock.....................       (2,695)     (18,672)      (9,488)
Issuance of Company common stock.......................        7,910        2,266        2,653
Issuance of subsidiary common stock....................        2,261        1,645        4,517
                                                         -----------    ---------    ---------
     Net cash provided by (used in) financing
       activities......................................      151,592       35,724     (120,252)
                                                         -----------    ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...       43,556          875       (7,499)
Cash and cash equivalents at beginning of period.......        6,257        5,382       12,881
                                                         -----------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............  $    49,813    $   6,257    $   5,382
                                                         ===========    =========    =========

                See notes to consolidated financial statements.

                          SAFEGUARD SCIENTIFICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF THE COMPANY


     Safeguard Scientifics, Inc. (the Company) is a leader in incubating and operating what it believes are the premier developing technology companies in the Internet infrastructure market with a focus on three sectors; software, communications and eServices. The Company believes that its experience developing technology companies, its expertise in and focus on the Internet infrastructure business, and the reach of its network enables it to identify and attract companies with the greatest potential for success in the Internet infrastructure market and to assist these companies in becoming market leaders.


  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including CompuCom Systems, Inc. (CompuCom), Tangram Enterprise Solutions, Inc. (Tangram), aligne, incorporated (aligne), Arista Knowledge Systems, Inc. (Arista) and SOTAS, Inc. (SOTAS). The various interests that the Company acquires in its partner companies are accounted for under three broad methods: consolidation, equity and cost. The applicable accounting method is generally determined based on the Company's voting interest in a partner company. In 1997, the Company established limited partnerships to hold its ownership interests in partner companies. The Company allocates 10.0% to 12.5% interest in these partnerships for purchase by Company employees. The Company is the sole general partner and retains the remaining interest. Distributions to limited partners are subject to the achievement of certain thresholds.

     Consolidation. Partner companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities are generally accounted for under the consolidation method of accounting. Under this method, a partner company's results of operations are included within the Company's consolidated statements of operations. All significant intercompany accounts and transactions have been eliminated. Participation of other partner company shareholders in the income or losses of a consolidated partner company is reflected in the caption "minority interest" in the Company's consolidated statements of operations.

     Equity Method. Partner companies whose results are not consolidated, but over whom the Company exercises significant influence, are generally accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to a partner company depends on an evaluation of several factors including, among others, representation on the partner company's Board of Directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the partner company, including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the partner company. Under the equity method of accounting, a partner company's results of operations are not reflected within the Company's consolidated statements of operations; however, the Company's share of the income or losses of the partner company is reflected in the caption "equity income (loss)" in the consolidated statements of operations. The Company's carrying value for a partner company accounted for under the equity method includes the unamortized excess of the cost of the Company's interest in the partner company over its equity in the underlying net assets determined at the date of acquisition. This excess is amortized on a straight-line basis generally over ten years and is included in "equity income (loss)" in the consolidated statements of operations.

     Cost Method. Partner companies not consolidated or accounted for under the equity method are accounted for under the cost method of accounting. Under the cost method, the Company's share of the income or losses of such companies is not included in the Company's consolidated statements of operations.

                          SAFEGUARD SCIENTIFICS, INC.

     The Company periodically evaluates the carrying value of its ownership interests in each of its partner companies for possible impairment based on achievement of business plan objectives and milestones, the value of each ownership interest in the partner company relative to its carrying value, the financial condition and prospects of the partner company, and other relevant factors. The business plan objectives and milestones the Company considers include, among others; achievement of planned financial results; completion of capital raising activities; hiring of key employees; and the value at which independent third parties have or have committed to invest in its partner companies. Management then determines whether there has been an other than temporary impairment in the carrying value of its ownership interest in the partner companies. Impairment charges are recognized in the consolidated statement of operations. The new cost basis of a partner company is not written-up if circumstances suggest the value of the partner company has subsequently recovered.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. At December 31, 1999, cash and cash equivalents consist of commercial paper and other deposits that are readily convertible into cash.

  MARKETABLE SECURITIES

     Marketable securities consist of common stock held in publicly traded companies. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as trading securities or available-for-sale securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

     Management determines the appropriate classification of its holdings in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Trading securities are carried at fair value, based on quoted market prices, with the unrealized net gain or loss included in "other income, net" in the consolidated statements of operations.

  RECEIVABLES SECURITIZATION

     CompuCom has an agreement with a financial institution that allows CompuCom to sell, without recourse, and on a revolving basis, an interest in a portion of its accounts receivable. In accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), these transactions are accounted for as a sale of receivables. Sales of receivables are reflected as a reduction in "accounts receivable less allowances" on the consolidated balance sheets. CompuCom is retained as servicer of the receivables; however, the cost to service the receivables is not material.

  FINANCIAL INSTRUMENTS

     The Company's financial instruments, principally cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost which approximates fair value due to the short-term maturity of these instruments. The Company's long-term debt is carried at cost which approximates fair value as the debt bears interest at rates approximating current market rates. The fair value of the Company's forward sales contracts on its Tellabs holdings is $179 million, based on the amount the Company would have to pay to terminate these contracts. At December 31, 1999, the market value of the Company's convertible subordinated notes was approximately $452 million based on quoted market prices.

                          SAFEGUARD SCIENTIFICS, INC.

     The Company may selectively enter into agreements to reduce the impact of stock market volatility on its ownership in publicly traded companies. These may include agreements to protect against a possible decline in the market value of the particular company. The Company does not enter into agreements for trading or speculative purposes. The counterparties to these agreements are major financial institutions.

  INVENTORIES

     Inventory consisted primarily of product inventory held by CompuCom. Inventory is stated at the lower of average cost or market. The Company continually assesses the appropriateness of the inventory valuations considering obsolete, slow-moving and non-salable inventory.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Provision for depreciation and amortization is based on the estimated useful lives of the assets (buildings and leasehold improvements, 3 to 40 years; machinery and equipment, 3 to 12 years) and is computed using the straight-line method.

  EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED

     Goodwill is amortized on a straight-line basis generally over 3 to 20 years. Accumulated amortization at December 31, 1999 and 1998, was $40.8 million and $29.1 million, respectively. The Company periodically evaluates goodwill for indications of impairment based on the forecasted undiscounted cash flow from the related business activity (including possible proceeds from a sale of the business).

  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF


     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to forecasted undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


  REVENUE RECOGNITION

     Product sales are generally recognized upon shipment with provisions made for anticipated returns, which historically have not been material. Service sales are generally recognized when the service is rendered or ratably if performed over a service contract period. Administrative service fees (presented as other revenue) represent charges to partner companies for operational and management services provided through a team of Safeguard professionals. Administrative service fees are recognized ratably over the term of each administrative service fee contract.

     The Company adopted Statement of Position (SOP) 97-2 Software Revenue Recognition for software transactions entered into beginning January 1, 1998. The adoption of this SOP did not have a material impact on the Company's revenue recognition policies. CompuCom derives software revenues in connection with the sale of personal computers with standard installed software packages. These revenues are recognized as a component of product revenues as computers are shipped. Tangram recognizes revenue from software licenses, postcontract customer support (PCS) and related consulting services. Revenue from software license agreements and product sales are recognized upon delivery, provided that all of the following conditions are met: a non-cancelable license agreement has been signed; the software has been delivered; no significant production, modification or customization of the software is required; the vendor's

                          SAFEGUARD SCIENTIFICS, INC.

fee is fixed or determinable; and collection of the resulting receivable is deemed probable. In software arrangements that include rights to software products, specified upgrades or gateways, PCS, and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence. Revenue from maintenance agreements are recognized ratably over the term of the maintenance period, generally one year. Consulting and training services, which are not considered essential to the functionality of the software products, are recognized as the respective services are performed.

  VENDOR PROGRAMS

     CompuCom receives volume incentives and rebates from certain manufacturers related to sales of certain products which are recorded as a reduction of cost of sales when earned. CompuCom also receives manufacturer reimbursements for certain training, promotional, and marketing activities that offset the expenses incurred by CompuCom.

  STOCK-BASED COMPENSATION

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) for stock options and other stock-based awards while disclosing pro forma net income and net income per share as if the fair value method had been applied in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123).

  GAINS OR LOSSES ON ISSUANCE OF STOCK BY PARTNER COMPANIES

     At the time a partner company accounted for under the consolidation or equity method of accounting sells its common stock at a price different from the Company's book value per share, the Company's share of the partner company's net equity changes. If at that time, the partner company is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the partner company's ability to continue in existence, the Company records the change in its share of the partner company's net equity as a gain or loss in its consolidated statements of operations (note 12). Otherwise, the increase is reflected in "subsidiaries' equity transactions" in the Company's consolidated statements of shareholders' equity.

     If gains have been recognized on issuances of a subsidiary's stock and shares of the subsidiary are subsequently repurchased by the subsidiary or by the Company, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the consolidated statements of shareholders' equity.

  DEFINED CONTRIBUTION PLANS

     Defined contribution plans are contributory and cover eligible employees of the Company and certain subsidiaries. The Company and certain subsidiaries generally match from 50% to 75% of the first 4% to 6% of employee contributions to these plans. Additionally, the Company makes annual contributions to a non-contributory defined contribution pension plan based on 4.5% of a participant's eligible compensation. Amounts expensed relating to these plans were $3.1 million, $2.7 million and $1.9 million in 1999, 1998 and 1997, respectively.

                          SAFEGUARD SCIENTIFICS, INC.

  INCOME TAXES

     Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  NET INCOME PER SHARE

     Net income per share (EPS) is computed on net income using the weighted average number of common shares outstanding during each year. Diluted EPS includes common stock equivalents (unless anti-dilutive) which would arise from the exercise of stock options and conversion of other convertible securities and is adjusted, if applicable, for the effect on net income of such transactions. Diluted EPS calculations adjust net income for the dilutive effect of common stock equivalents and convertible securities issued by the Company's public subsidiaries or equity affiliates.

  COMMON STOCK

     On February 28, 2000, the Board of Directors approved a three-for-one stock split to the Company's shareholders of record on March 13, 2000. All share and per share data have been restated to reflect a three-for-one split of the Company's common stock as if the stock split had occurred as of December 31, 1996.

  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

  COMPREHENSIVE INCOME

     Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income, the Company's source of other comprehensive income is from net unrealized appreciation on cost method holdings classified as available-for-sale. Reclassification adjustments result from the recognition in net income of unrealized gains or losses that were included in comprehensive income in prior periods.

  SEGMENT INFORMATION

     At December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) which requires companies to present financial and descriptive segment information.

  RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) will require that an entity recognize all derivatives as either assets or

                          SAFEGUARD SCIENTIFICS, INC.

liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. SFAS 133 will be effective for the Company in 2001. The Company is currently evaluating the impact of SFAS 133.

     The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

2. BUSINESS COMBINATIONS

  ACQUISITIONS BY THE COMPANY

     In February 1999, the Company acquired an 80% voting ownership in aligne in exchange for 1.3 million shares of the Company's common stock with a market value of $16.5 million. aligne is an information technology management-consulting firm that assists its clients in optimizing investments in technology.

     In June 1999, the Company acquired a 75% voting ownership in SOTAS for $9.4 million and assumed certain liabilities. SOTAS develops, markets and sells telecommunications technology and related products and services.

  ACQUISITIONS BY SUBSIDIARIES

     In May 1999, CompuCom purchased from ENTEX Information Services, Inc. certain assets of its Technology Acquisition Services Division (Entex) in a cash transaction. This acquisition was structured as an asset purchase. Under the terms of the agreement, CompuCom paid approximately $137 million and assumed certain liabilities for the acquired assets, which consisted primarily of inventory, certain fixed assets and the Erlanger, Kentucky distribution center. The initial purchase price allocation for this acquisition is preliminary and may be adjusted upon completion of the final valuation work.

     During 1998, CompuCom completed the acquisitions of DataFlex, Inc., Computer Integration Corporation, and ECC II Corporation, entities engaged in the sale of microcomputers and related services and solutions. The purchase consideration given for these acquisitions was cash of approximately $27 million, $17 million and $5 million, respectively. In addition, CompuCom assumed liabilities in connection with these acquisitions of approximately $22 million, $71 million and $3 million, respectively.

     These transactions were accounted for as purchases and, accordingly, the consolidated financial statements reflect the operations of these companies since the date of acquisition. The Company and its subsidiaries allocated the purchase price to the assets and liabilities acquired based on estimated fair value as of the date of acquisition. The acquisitions resulted in goodwill of approximately $110 million which is being amortized over periods ranging from ten to twenty years.

     The following unaudited pro forma financial information (in thousands except per share amounts) presents the combined results of operations of the Company as if the acquisitions had occurred as of January 1, 1998, after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on debt related to the acquisitions, and related income tax effects. The pro forma results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the period presented and is not intended to be a projection of future results.

                          SAFEGUARD SCIENTIFICS, INC.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
Revenues....................................................  $3,577,199    $4,404,852
Net income..................................................  $  117,705    $   95,064
Net income per share -- diluted.............................  $     1.10    $     0.93

3. FINANCIAL INSTRUMENTS

     In 1999, the Company entered into two forward sale contracts related to 3.4 million shares of its holdings in Tellabs. The Company pledged these shares of Tellabs for three years and in return received approximately $139 million of cash. At the end of the term, the Company has the option to deliver cash or Tellabs shares with a value determined by the stock price of Tellabs at maturity. The number of Tellabs shares to be delivered at maturity ranges from
2.7 million to 3.4 million shares (or the cash value thereof). The liability of $149.4 million related to these transactions is included in "other long-term liabilities" on the consolidated balance sheets.

     In August 1999, the Company completed the pledge of all of its remaining holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, the Company changed the classification of these holdings to available-for-sale at that time. Therefore, the Company's holdings in Tellabs are included in non-current assets under the caption "available-for-sale securities" as of December 31, 1999.

4. OWNERSHIP INTERESTS IN AND ADVANCES TO PARTNER COMPANIES

     The following summarizes the Company's ownership interests in and advances to partner companies accounted for under the equity method or cost method of accounting (in thousands). The ownership interests are classified according to applicable accounting methods at December 31, 1999 and 1998. Market value reflects the price of publicly traded holdings at the close of business at the respective date, and exclude warrants that are not currently exercisable.


                                                                     DECEMBER 31, 1999              DECEMBER 31, 1998
                                                             ----------------------------------    --------------------
                                                             CARRYING      MARKET       VOTING     CARRYING     MARKET
                                                              VALUE        VALUE       INTEREST     VALUE       VALUE
                                                             --------    ----------    --------    --------    --------
EQUITY METHOD
Cambridge Technology Partners..............................  $ 49,181    $  254,556       16%      $ 35,248    $190,217
ChromaVision Medical Systems...............................    13,626        81,201       27%        11,304      22,419
DocuCorp International.....................................     9,995        22,249       17%            --(b)       --(b)
Internet Capital Group.....................................   189,068     6,169,208       14%        19,183          --(a)
LifeF/X....................................................        --        86,823(c)    23%            --          --(a)
OAO Technology Solutions...................................    16,448        42,853       31%        16,472      16,551
Sanchez Computer Associates................................    11,686       258,995       26%        10,620      91,965
Pac-West Telecomm..........................................     7,613        62,943        7%         8,913          --(a)
USDATA Corporation.........................................    15,920        82,406       38%         7,053       5,545
US Interactive.............................................     9,769       107,795       13%        10,832          --(a)
Non-public companies.......................................   169,331                                80,867
                                                             --------                              --------
                                                              492,637                               200,492
COST METHOD
Non-public companies.......................................    16,266                                 2,867
ADVANCES TO PARTNER COMPANIES..............................    20,478                                15,640
                                                             --------                              --------
                                                             $529,381                              $218,999
                                                             ========                              ========


(a) These companies were not publicly traded until 1999.
(b) DocuCorp was included in available-for-sale securities at December 31, 1998. The Company increased its voting interest in DocuCorp during 1999.
(c) LifeF/X acquired all of the equity interests of Pacific Title/Mirage through a reverse triangular merger in 1999.

                          SAFEGUARD SCIENTIFICS, INC.

     Internet-related stocks have experienced significant volatility in recent years. For example, at December 31, 1999, the market value of the Company's holdings in Internet Capital Group was $6.2 billion. Based on the high and low stock prices in 2000, through February 15, 2000, the market value of the Company's holdings in Internet Capital Group has ranged from $4.1 billion to $7.3 billion.

     At December 31, 1999 and 1998, the Company's carrying value in its partner companies accounted for under the equity method exceeded its share of the underlying equity in the net assets of such companies by $99.1 million and $25.4 million, respectively. This excess is being amortized generally over a ten-year period. Amortization expense of $9.5 million, $3.3 million and $3.9 million, is included in "equity income (loss)" in the accompanying consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997, respectively.

     As of December 31, 1999 and 1998, the Company had advances to partner companies which mature on various dates through May 2004 and bear interest at fixed rates between 5.3% and 8% and variable rates consisting of the prime rate (8.5% at December 31, 1999) plus 1%. The Company also has short-term advances to partner companies of $15.0 million and $7.2 million at December 31, 1999 and 1998, respectively, which is included in "accounts receivable, less allowances" on the consolidated balance sheets.

     The following summarized financial information for partner companies accounted for under the equity method at December 31, 1999, 1998 and 1997 has been compiled from the unaudited financial statements of the respective partner companies and reflects certain historical adjustments (in thousands). Revenue and net income of a partner company are excluded for years prior to the year of acquisition.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ----------    --------
BALANCE SHEETS
Current assets..............................................  $2,148,361    $453,829
Non-current assets..........................................   1,006,726     187,797
                                                              ----------    --------
  Total assets..............................................  $3,155,087    $641,626
                                                              ==========    ========
Current liabilities.........................................  $  348,995    $198,683
Non-current liabilities.....................................     740,983      26,106
Shareholders' equity........................................   2,065,109     416,837
                                                              ----------    --------
  Total liabilities and shareholders' equity................  $3,155,087    $641,626
                                                              ==========    ========

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1999         1998        1997
                                                            ----------    --------    --------
RESULTS OF OPERATIONS
Revenue:
Public companies..........................................  $1,074,315    $792,320    $574,267
Non-public companies......................................     135,262      49,734      41,797
                                                            ----------    --------    --------
                                                            $1,209,577    $842,054    $616,064
                                                            ==========    ========    ========
Net income (loss).........................................  $ (185,748)   $  7,503    $ 11,857
                                                            ==========    ========    ========

                          SAFEGUARD SCIENTIFICS, INC.

5. AVAILABLE-FOR-SALE SECURITIES

     Available-for-sale securities consisted of the following (in thousands):

                                                DECEMBER 31, 1999           DECEMBER 31, 1998
                                              ----------------------      ---------------------
                                              CARRYING       MARKET       CARRYING      MARKET
                                               VALUE         VALUE         VALUE         VALUE
                                              --------      --------      --------      -------
Tellabs.....................................  $212,731      $216,595      $    --(a)    $    --(a)
Diamond Technology Partners.................       710        57,436        3,120        21,337
First Consulting Group......................     9,115         9,023        8,490        11,308
e4L.........................................     1,457         1,532        2,035        32,299
Brandywine Realty Trust.....................     8,561         8,177        8,561         8,926
DocuCorp International......................        --(b)         --(b)     3,226         8,035
Other public companies......................     6,480        10,177        2,177         3,072
Unrealized appreciation.....................    63,886                     57,368
                                              --------                    -------
                                              $302,940                    $84,977
                                              ========                    =======

(a) At December 31, 1998, Tellabs is included in "trading securities" on the consolidated balance sheets. (See note 3)

(b) In 1999, the Company acquired an additional ownership interest in DocuCorp. As a result, DocuCorp is accounted for under the equity method at December 31, 1999.

6. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Land, building and improvements.............................  $ 36,642    $ 75,204
Machinery and equipment.....................................    67,904      65,128
                                                              --------    --------
                                                               104,546     140,332
Accumulated depreciation and amortization...................   (48,312)    (43,492)
                                                              --------    --------
                                                              $ 56,234    $ 96,840
                                                              ========    ========

     In 1999, CompuCom sold its corporate headquarters building in a sale/leaseback transaction for approximately $40 million. The proceeds from the sale were used to pay down CompuCom's long-term debt. As part of the transaction, CompuCom entered into a 20-year operating lease on the building.

                          SAFEGUARD SCIENTIFICS, INC.

7. LONG-TERM DEBT

     The following is a summary of long-term debt (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Parent Company and Other Recourse Debt
Revolving credit facilities.................................  $     --    $108,107
Other.......................................................    25,325      15,874
                                                              --------    --------
                                                                25,325     123,981
Subsidiary Debt (Non-Recourse to Parent)
CompuCom....................................................        --      83,429
Other.......................................................       226          --
                                                              --------    --------
                                                                   226      83,429
                                                              --------    --------
Total debt..................................................    25,551     207,410
Current maturities of long-term debt........................   (11,019)     (2,366)
                                                              --------    --------
Long-term debt..............................................  $ 14,532    $205,044
                                                              ========    ========


     The Company has available $200 million under its bank revolving credit facilities. Of the $200 million, $150 million matures in May 2002. Borrowing availability under the facility is based on the fair market value of the Company's holdings of certain publicly traded companies (the "Pledged Securities"). The remaining $50 million is unsecured, with availability limited to the lesser of $50 million or 10% of the value of the Pledged Securities. The $50 million facility matures in April 2000. The Company intends to renew the $50 million bank revolving credit facility in 2000. The bank revolving credit facility bears interest at the prime rate and/or, at the Company's option, at LIBOR (approximately 5.82% at December 31, 1999) plus 1.25% and is subject to a commitment fee ranging from 0.2% to 0.3% on the unused portion. There were no borrowings outstanding under the facilities at December 31, 1999. The Company borrowed a maximum of $146.6 million and $123.2 million during 1999 and 1998, respectively. The credit facilities generally require some or all of the following: the maintenance of specified levels of tangible net worth, debt to tangible net worth and net income, specified interest coverage ratios, and limitations on the amount available for acquisitions, dividends and capital expenditures.


     During 1999, the Company had revolving credit facilities with certain partner companies whereby the Company borrowed up to $20 million from these partner companies on a revolving basis at a rate that varies with the Company's effective borrowing rate. As of December 31, 1999, there were no borrowings under these facilities.

     Other long-term debt includes mortgage obligations and bank credit facilities of consolidated partner companies. These obligations bear interest at rates ranging from 7.75% to 9.75%.

     At December 31, 1999, CompuCom has a $200 million working capital facility and a $250 million receivables securitization facility. The $200 million working capital facility bears interest at a rate of LIBOR plus an agreed upon spread and is secured by certain assets of CompuCom. This facility is fully available subject to a borrowing base and compliance with certain financial covenants and ratios. As of December 31, 1999, CompuCom had sufficient collateral to enable it to fully utilize the working capital facility, and there were no amounts outstanding as of December 31, 1999. The working capital facility will be reduced by $25 million in May 2000, and matures in May 2002. The securitization facility allows CompuCom to sell, without recourse, an interest in its accounts receivable on a revolving basis and is accounted for as a sale of accounts receivable in accordance with SFAS 125. The effective rate on the $250 million receivables securitization is based on a designated short-term interest rate (6.26% at

                          SAFEGUARD SCIENTIFICS, INC.

December 31, 1999) plus an agreed upon spread. This securitization matures in May 2002, and is subject to certain covenant compliance. The securitization facility was fully utilized at December 31, 1999.

     Aggregate maturities of long-term debt during future years are (in millions): $11.0 -- 2000; $0.8 -- 2001; $1.0 -- 2002; $1.2 -- 2003;
$1.0 -- 2004; and $10.6 -- thereafter.

8. CONVERTIBLE SUBORDINATED NOTES

     In June 1999, the Company issued $200 million of 5% convertible subordinated notes (1999 notes) due June 15, 2006. Interest is payable semi-annually. The 1999 notes are redeemable in whole or in part at the option of the Company on or after June 18, 2002, for a maximum of 102.5% of face value depending on the date of redemption and subject to certain restrictions. The 1999 notes are convertible into the Company's common stock subject to adjustment under certain conditions including rights offerings and Safeguard Subscription Programs to the Company's shareholders. Pursuant to the terms of the 1999 Notes, the conversion rate of the Notes at December 31, 1999 was $25.0147 per share.

     In April 1999, the Company notified the holders of its previously issued convertible subordinated notes (1996 notes) of its intent to redeem all of the outstanding 1996 notes on June 2, 1999. All holders converted the 1996 notes into common stock. In 1999, 1998 and 1997, $71.3 million, $19.5 million and $11.3 million of notes, respectively, were converted into 7.4 million, 2.0 million and 1.2 million shares, respectively, of the Company's common stock. The Company recorded in shareholder's equity the principal amount of the converted notes, as well as forfeited interest and a proportionate share of the related unamortized deferred financing charges.

9. ACCRUED EXPENSES

     Accrued expenses consisted of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Accrued payroll and payroll taxes...........................  $ 35,351    $ 23,569
Accrued cost of software and licenses.......................    24,083      18,903
Accrued restructuring charge................................     1,800      14,088
Accrued taxes...............................................        --      13,643
Other.......................................................    65,637      54,375
                                                              --------    --------
Total.......................................................  $126,871    $124,578
                                                              ========    ========

10. SHAREHOLDERS' EQUITY

  COMMON STOCK

     The Company repurchased approximately $3 million and $19 million of its common stock in the open market in 1999 and 1998, respectively, at an average price of $17.97 in 1999 and $8.11 in 1998. The Company is authorized to purchase up to an additional $16 million at December 31, 1999.

  PREFERRED STOCK

     Shares of preferred stock, par value $10 per share, are voting and are issuable in one or more series with rights and preferences as to dividends, redemption, liquidation, sinking funds, and conversion determined by the Board of Directors. During 1999, the Company approved an increase in the number of authorized blank check preferred stock. At December 31, 1999, there were one million shares authorized and none outstanding.

                          SAFEGUARD SCIENTIFICS, INC.

  SHAREHOLDERS' RIGHTS PLAN

     In February 2000, the Company adopted a shareholders' rights plan. Under the plan, each shareholder of record on March 24, 2000 will receive the right to purchase 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock at the rate of one right for each share of the Company's common stock then held of record. Each 1/1000 of a share of the Company's Series A Junior Participating Preferred Stock is designed to be equivalent in voting and dividend rights to one share of the Company's common stock. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer that would result in such a person or group owning 15% or more of the Company's common stock. If the rights do become exercisable, the Company's shareholders, other than the shareholders that caused the rights to become exercisable, will be able to exercise each right at an exercise price of $300 and receive shares of the Company's common stock having a market value equal to approximately twice the exercise price. As an alternative to paying the exercise price in cash, if the directors of the Company so determine, shareholders may elect to exercise their rights and, without the payment of any exercise price, receive half the number of shares of common stock that would have been received had the exercise price been paid in cash.

  STOCK BASED COMPENSATION

     In 1999, the Company's shareholders approved the 1999 Equity Compensation Plan, which provides for the grant of stock options, restricted stock awards, stock appreciation rights and performance units to employees, directors, and consultants. Initially, 9,000,000 shares were reserved for issuance. Prior to this approval, stock options were granted under the 1990 Stock Option Plan. Additionally, in 1999, the Company granted 300,000 options outside of existing option plans. Generally, outstanding options vest over four years after the date of grant and expire eight years after the date of grant. To the extent allowable, all grants are incentive stock options. All options granted under the plans to date have been at prices which have been equal to the fair market value at the date of grant. At December 31, 1999, the Company reserved 13.9 million shares of common stock for possible future issuance under its stock option plans. Several subsidiaries and most partner companies also maintain stock option plans for their employees and directors.

     At December 31, 1999, 1998 and 1997, outstanding options to purchase approximately 214,000, 240,000 and 1,506,000 shares of common stock at an average price of $34.01, $11.79 and $10.85 per share were anti-dilutive and are not included in the calculations of diluted EPS, because the options' exercise price was greater than the average market price of common shares for each respective period.

     Option activity is summarized below (in thousands except per share amounts):

                                           1999                  1998                  1997
                                    ------------------    ------------------    ------------------
                                              WEIGHTED              WEIGHTED              WEIGHTED
                                              AVERAGE               AVERAGE               AVERAGE
                                              EXERCISE              EXERCISE              EXERCISE
                                    SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                    ------    --------    ------    --------    ------    --------
Outstanding at beginning of
  year............................   4,791     $ 7.36      5,211     $ 5.86      6,234     $ 3.61
Options granted...................   4,056      27.59        936       9.12      1,050      10.53
Options exercised.................  (1,615)      5.58     (1,323)      2.04     (2,019)      1.52
Options canceled..................    (135)     10.12        (33)     11.99        (54)      7.63
                                    ------     ------     ------     ------     ------     ------
Outstanding at end of year........   7,097     $19.28      4,791     $ 7.36      5,211     $ 5.86
                                    ------     ------     ------     ------     ------     ------
Options exercisable at year-end...   1,865                 2,589                 2,601
Shares available for future
  grant...........................   6,759                 1,518                 2,421

                          SAFEGUARD SCIENTIFICS, INC.

     The following summarizes information about the Company's stock options outstanding at December 31, 1999:

                     OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
-------------------------------------------------------------   -------------------------
                                  WEIGHTED AVERAGE   WEIGHTED                    WEIGHTED
   RANGE OF          NUMBER          REMAINING       AVERAGE        NUMBER       AVERAGE
   EXERCISE       OUTSTANDING     CONTRACTUAL LIFE   EXERCISE    EXERCISABLE     EXERCISE
    PRICES       (IN THOUSANDS)      (IN YEARS)       PRICE     (IN THOUSANDS)    PRICE
---------------  --------------   ----------------   --------   --------------   --------
$ 0.90- $ 1.92         474              1.80          $ 1.35          474         $ 1.35
  7.00-   9.75       1,406              5.51            8.27          806           7.83
 10.33-  11.27       1,103              5.52           10.80          551          10.84
 11.96-  14.21       1,648              7.08           12.37           34          13.25
 20.09-  30.98         919              7.49           23.88            0           0.00
 45.47               1,547              7.96           45.47            0           0.00
---------------      -----              ----          ------        -----         ------
$ 0.90- $45.47       7,097              6.42          $19.28        1,865         $ 7.17
===============      =====              ====          ======        =====         ======

     The Company, its subsidiaries, and its partner companies accounted for under the equity method apply APB 25 and related interpretations in accounting for stock option plans. Had compensation cost been recognized consistent with SFAS 123, the Company's consolidated net income and income per share would have been reduced to the pro forma amounts indicated below (in thousands except per share amounts):

                                                               YEAR ENDED DECEMBER 31,
                                                            -----------------------------
                                                              1999       1998      1997
                                                            --------   --------   -------
Consolidated net income...........  As reported...........  $123,526   $110,123   $21,501
                                    Pro forma.............  $110,057   $ 99,411   $17,314
Income per share
  Basic...........................  As reported...........  $   1.22   $   1.15   $  0.23
                                    Pro forma.............  $   1.09   $   1.04   $  0.18
  Diluted.........................  As reported...........  $   1.16   $   1.07   $  0.22
                                    Pro forma.............  $   1.04   $   0.97   $  0.18
Per share weighted average fair value of stock options
  issued on date of grant.................................  $  15.95   $   4.38   $  4.99

     The following range of assumptions were used by the Company, and its subsidiaries, and its companies accounted for under the equity method to determine the fair value of stock options granted in 1999, 1998 and 1997 using the Black-Scholes option-pricing model:

                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1999            1998            1997
                                         ------------    ------------    ------------
COMPANY
Dividend yield.........................            0%              0%              0%
Expected volatility....................    60% to 75%             48%             45%
Average expected option life...........       5 years         5 years         5 years
Risk-free interest rate................  5.3% to 6.6%    4.4% to 5.8%    5.9% to 6.0%

                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1999            1998            1997
                                         ------------    ------------    ------------
SUBSIDIARIES AND EQUITY METHOD
  COMPANIES
Dividend yield.........................            0%              0%              0%
Expected volatility....................    0% to 100%      0% to 100%      0% to 100%
Average expected option life...........  4 to 5 years    4 to 6 years    4 to 6 years
Risk-free interest rate................  5.0% to 6.6%    4.2% to 5.9%    5.9% to 6.8%

                          SAFEGUARD SCIENTIFICS, INC.

11. RESTRUCTURING

     In October 1998, CompuCom's Board of Directors approved a restructuring plan designed to reduce CompuCom's cost structure by closing certain facilities and reducing CompuCom's workforce. As a result, CompuCom recorded a restructuring charge in the amount of $16.4 million. The following table provides a detail of the charges by category as a roll forward of the restructuring accrual through December 31, 1999 (in thousands):

                                         RESTRUCTURING    ACCRUAL AT     CASH                ACCRUAL AT
                                            CHARGE         12/31/98     OUTLAYS    OTHER      12/31/99
                                         -------------    ----------    -------    ------    ----------
Lease termination costs................     $ 7,259        $ 6,415      $5,175     $   --      $1,240
Employee severance and related
  benefits.............................       3,804          2,986       2,293        133         560
Disposal of assets, net of proceeds....       3,044          2,907          --      2,907          --
Other..................................       2,330          1,780       1,780         --          --
                                            -------        -------      ------     ------      ------
Total..................................     $16,437        $14,088      $9,248     $3,040      $1,800
                                            =======        =======      ======     ======      ======

     The $1.8 million and $14.1 million accrued at December 31, 1999 and 1998 are reflected in "accrued expenses" on the Company's consolidated balance sheet. CompuCom recorded approximately $0.4 million of additional costs relating to the restructuring primarily due to additional expenses for disposal of assets and other charges.

     The lease termination costs represents the estimated costs for 65 facilities throughout the country to either fulfill CompuCom's obligation under a signed lease contract, the net expense expected to be incurred to sublet certain facilities, or the estimated amount to be paid to terminate the lease contract before the end of the term. Employee severance and related benefits represents the estimated costs for a reduction in workforce that included 457 associates in sales, service and administration, and 2 executive officers. Other restructuring charges primarily consists of costs incurred to ship fixed assets to CompuCom's headquarters. The remaining accrual relates to 16 leases that have not been sublet or terminated and the remaining severance payments to be made to an executive officer in 2000.

     The remaining restructuring accrual at December 31, 1999 is not expected to differ significantly from actual amounts to be paid.

12. GAINS ON ISSUANCE OF STOCK BY PARTNER COMPANIES

     Gains on issuance of stock by partner companies consisted of the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                           1999       1998      1997
                                                         --------    ------    ------
Internet Capital Group.................................  $172,934    $   --    $   --
Cambridge Technology Partners..........................       326     3,598     3,579
Other..................................................     2,402       184     2,193
                                                         --------    ------    ------
                                                         $175,662    $3,782    $5,772
                                                         ========    ======    ======

     Gains on issuance of stock by partner companies consisted primarily of issuance by Internet Capital Group of 31 million shares of its common stock in its IPO in August 1999, seven million shares of its common stock in a secondary public offering in December 1999, and approximately three million in private placements and acquisitions completed in the fourth quarter of 1999. The pretax gain represents the increase in the Company's share of Internet Capital Group's net equity as a result of its stock issuances. The Company provided for deferred income taxes resulting from the gain on issuance of stock by Internet Capital Group.

                          SAFEGUARD SCIENTIFICS, INC.

     The Company recorded gains on stock issued by Cambridge Technology Partners as a result of employee stock option exercises. The Company provided for deferred income taxes resulting from the gain on issuance of stock by Cambridge.

13. OTHER INCOME, NET

     Other income, net, consists of the following (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
Gain on the Coherent/Tellabs merger.................  $     --    $245,261    $    --
Unrealized gain (loss) on Tellabs stock.............    78,163     (48,549)        --
Gain on sale of Diamond stock.......................    41,108          --      4,954
Gain on sale of Internet Capital Group stock........     9,332          --         --
Gain on sale of Pac-West stock......................     7,113          --         --
Gain on sale of Cambridge Technology Partners
  stock.............................................        --      15,016     15,209
Gain on sale of other public holdings...............     7,383       2,677      2,720
Gain on distributions from private equity funds.....     4,590       9,945      2,261
Gain on First Consulting Group/Integrated Systems
  Consulting Group Merger...........................        --       6,586         --
Other, primarily impairment charges.................   (40,399)    (41,053)    (4,059)
                                                      --------    --------    -------
                                                      $107,290    $189,883    $21,085
                                                      ========    ========    =======

     In August 1998, Tellabs acquired Coherent, and the Company received approximately 7 million shares (adjusted for May 1999 two-for-one stock split) of Tellabs in exchange for all of its Coherent shares. The market value of the Tellabs shares received on the date of exchange was used to determine the gain. Subsequent to the merger, the Company's holdings in Tellabs were reflected in the Company's results of operations as an unrealized gain (loss). In August 1999, the Company completed the pledge of all its holdings in Tellabs under forward sale contracts that expire in 2002. As a result of the restrictions on the sale of these shares under these contracts, the Company changed the classification of these holdings to available-for-sale. Therefore, changes in the fair value of the Company's remaining Tellabs holdings are now recorded as an adjustment to other comprehensive income in shareholders' equity.

     For the years ended December 31, 1999, 1998 and 1997, the Company recorded impairment charges of $37.5 million, $35.8 million and $12.3 million, respectively, for the other than temporary decline in the carrying value of certain partner companies.

14. INCOME TAXES

     The provision (benefit) for income taxes is comprised of the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1999       1998       1997
                                                        -------    -------    -------
Current...............................................  $21,117    $32,515    $16,902
Deferred..............................................   45,397     28,909     (2,566)
                                                        -------    -------    -------
                                                        $66,514    $61,424    $14,336
                                                        =======    =======    =======
State taxes on income included above..................  $   565    $   776    $ 2,235
                                                        =======    =======    =======

                          SAFEGUARD SCIENTIFICS, INC.

     Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as a result of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
Statutory tax provision.....................................  35.0%    35.0%    35.0%
Increase (decrease) in taxes resulting from:
  Non-deductible goodwill amortization......................   1.0      0.9      3.4
  Book/tax basis difference on securities sold..............  (1.7)    (0.4)      --
  State taxes, net of federal tax benefit...................   0.2      0.4      4.1
  Income taxed at rates other than statutory rate...........   0.5     (0.1)    (2.5)
                                                              ----     ----     ----
                                                              35.0%    35.8%    40.0%
                                                              ====     ====     ====

     The tax effects of temporary differences that give rise to significant portions of the non-current deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1999         1998
                                                              ---------    --------
Deferred tax assets:
Subsidiary/investee carrying values.........................  $  22,010    $  3,656
Accounts receivable and inventories, reserves and tax
  capitalized costs.........................................     14,152      17,132
Other.......................................................      3,400      15,865
                                                              ---------    --------
Gross deferred tax assets...................................     39,562      36,653
Less valuation allowance....................................         --        (850)
                                                              ---------    --------
Deferred tax assets.........................................     39,562      35,803
                                                              ---------    --------
Deferred tax liabilities:
Subsidiary/investee carrying values.........................   (123,709)    (16,472)
Accelerated depreciation....................................       (626)     (3,252)
Unrealized appreciation on holdings.........................    (24,943)    (20,075)
Other.......................................................       (840)     (8,566)
                                                              ---------    --------
Deferred tax liabilities....................................   (150,118)    (48,365)
                                                              ---------    --------
Net deferred tax liabilities................................  $(110,556)   $(12,562)
                                                              =========    ========

     At December 31, 1998, the above table excluded $48.4 million of current deferred tax liabilities attributable to the difference between the book basis and tax basis of the Company's holdings in Tellabs.

     The valuation allowance at December 31, 1998, related to the uncertainty surrounding the realization of tax benefits attributable to the difference between the book basis and tax basis of certain of the Company's partner holdings. Tax benefits relating to changes in the valuation allowance for deferred tax assets are reported as an income tax benefit in the consolidated statements of operations in the period recognized.

     The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of its holdings in the common stock of its subsidiaries (such difference relates primarily to unremitted income of the subsidiaries), because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its basis in these subsidiaries tax-free.

                          SAFEGUARD SCIENTIFICS, INC.

15. NET INCOME PER SHARE

     The calculations of EPS were (in thousands except per share amounts):

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1999        1998       1997
                                                      --------    --------    -------
Basic EPS:
Net income..........................................  $123,526    $110,123    $21,501
                                                      ========    ========    =======
Average common shares outstanding...................   101,134      95,499     93,747
                                                      ========    ========    =======
Basic EPS...........................................  $   1.22    $   1.15    $  0.23
                                                      ========    ========    =======
Diluted EPS:
Net income..........................................  $123,526    $110,123    $21,501
Effect of: Public holdings(a).......................      (595)       (606)      (328)
          Dilutive securities(b)....................     5,178       2,967         --
                                                      --------    --------    -------
Adjusted net income.................................  $128,109    $112,484    $21,173
                                                      ========    ========    =======
Average common shares outstanding...................   101,134      95,499     93,747
Effect of: Dilutive options.........................     2,605       1,662      2,241
          Dilutive securities(b)....................     7,171       7,581         --
                                                      --------    --------    -------
Average number of common shares assuming dilution...   110,910     104,742     95,988
                                                      ========    ========    =======
Diluted EPS.........................................  $   1.16    $   1.07    $  0.22
                                                      ========    ========    =======

---------------
(a) Represents the dilutive effect of public company common stock equivalents and convertible securities.

(b) For the year ended December 31, 1997, the 1996 convertible subordinated notes were anti-dilutive; therefore, they do not impact the calculation of diluted EPS in 1997.

16. RELATED PARTY TRANSACTIONS

     The Company charges administrative service fees to certain partner companies for strategic and operational support that it provides in the normal course of its business. These services are generally provided by the Company's employees and outside consultants. In 1999, 1998 and 1997, the Company received $1.9 million, $2.1 million and $2.2 million, respectively, for these services. The costs related to these services are included in general and administrative expenses.

     The Company's partner companies have transactions in the normal course of business with other partner companies. For example, CompuCom incurred consulting related expenses of $3.5 million for services provided by other Safeguard partner companies. Additionally, in 1999, the Company leased space to certain partner companies.

     During 1999, the Company repaid aggregate indebtedness of $20 million under revolving credit facilities to certain partner companies. There were no borrowings under these revolving credit facilities at December 31, 1999.

     In 1999, the Company purchased 367,866 shares of Tangram for approximately $800,000 from an officer and director of Tangram.

     In 1999, the Company loaned an officer of the Company $500,000 evidenced by a term note receivable. Interest on the note accrues at the prime rate (8.5% at December 31, 1999), and principal and interest on the notes is due in July 2002. In 1999, the Company loaned an officer and a director of CompuCom $806,078 to exercise CompuCom stock options. Interest on the note accrues at a rate of 4.3%

                          SAFEGUARD SCIENTIFICS, INC.

per annum, and principal on the note is due on December 31, 2001. Also in 1999, CompuCom loaned one of its officers $625,950 to exercise CompuCom stock options. Interest on the note accrues at a rate of 5.7% per annum, and the loan is due November 2000.

     In 1998, the Company loaned an officer and director of the Company $500,000 evidenced by a term note receivable. The note was fully repaid in March 1999. Also in 1998, CompuCom loaned two officers and directors $796,875 and $2.0 million evidenced by term notes receivable. Interest on the notes accrue at rates of 4.3% and 5.1% per annum, respectively. Principal on the notes is due on December 31, 2001, and October 22, 2001, respectively. The loan proceeds were used to exercise stock options.

17. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company and its subsidiaries conduct a portion of its operations in leased facilities and leases machinery and equipment under leases expiring at various dates to 2019. Total rental expense under operating leases was $12.4 million, $11.7 million and $10.2 million in 1999, 1998 and 1997, respectively. Future minimum lease payments under non-cancelable operating leases with initial or remaining terms of one year or more at December 31, 1999, are (in millions):
$12.0 -- 2000; $10.3 -- 2001; $8.8 -- 2002; $7.9 -- 2003 and $6.1 -- 2004.


     At December 31, 1999, the Company was contingently obligated for approximately $29 million of guarantee commitments. In addition, the Company has committed capital of approximately $142 million to various partner companies and private equity funds, to be funded over the next several years.



     The Company has informed the staff of the Federal Trade Commission (FTC) of the Company's inadvertent failure to file Premerger Notification Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with acquisitions of stock of certain partner companies. The FTC has the right to seek a material fine in connection with the failure to file timely Forms for these transactions, but has not informed us to whether they intend to seek any fine or other penalty from us. Because of the early stage of our discussions of this issue with the staff of the FTC, we are unable to estimate the amount, if any, of the Company's ultimate liability in connection with this matter. The Company does not believe any such liability would have a material adverse effect on the Company.


     Because many of its partner companies are not majority-owned subsidiaries, changes in the value of the Company's interests in partner companies and the income or loss attributable to them could require the Company to register under the Investment Company Act unless it takes action to avoid being required to register. However, the Company believes it can take steps to avoid being required to register under the Investment Company Act which would not adversely affect its operations or shareholder value.

18. PARENT COMPANY FINANCIAL INFORMATION

     The Company's consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 reflect certain entities accounted for under the consolidated method of accounting as discussed in Note 1.

     Parent company financial information is provided to present the financial position and results of operations of the Company as if the consolidated companies were accounted for under the equity method of accounting for all periods presented during which the Company owned its interest in these companies.

                          SAFEGUARD SCIENTIFICS, INC.

BALANCE SHEETS


                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ----------    --------
Assets
  Cash and cash equivalents.................................  $   33,536    $  1,486
  Trading securities........................................          --     143,103
  Other current assets......................................      39,204      29,280
  Ownership interests in and advances to partner
     companies..............................................     687,925     348,237
  Available-for-sale securities.............................     302,940      84,977
  Other.....................................................      45,584      30,212
                                                              ----------    --------
Total assets................................................  $1,109,189    $637,295
                                                              ==========    ========
Liabilities and Shareholders' Equity
  Current liabilities.......................................  $   35,621    $ 80,824
  Long-term debt............................................      14,354     123,115
  Other long-term liabilities...............................     284,513      19,152
  Convertible subordinated notes............................     200,000      71,345
  Shareholders' equity......................................     574,701     342,859
                                                              ----------    --------
Total liabilities and shareholders' equity..................  $1,109,189    $637,295
                                                              ==========    ========


     The carrying value of its less than wholly owned subsidiaries, primarily CompuCom, Tangram, aligne, SOTAS and Arista at December 31, 1999, and CompuCom and Tangram at December 31, 1998 are included in "ownership interests in and advances to partner companies."

     The carrying value and market value of CompuCom at December 31, 1999 was $128 million and $116 million, respectively. The carrying value and market value of Tangram at December 31, 1999 was $4 million and $85 million, respectively.

STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
Revenue....................................................  $ 14,849    $ 12,769    $ 27,289
Operating expenses.........................................    51,343      25,868      38,239
                                                             --------    --------    --------
                                                              (36,494)    (13,099)    (10,950)
Gain on issuance of stock by partner companies.............   175,662       3,782       5,772
Other income, net..........................................   107,290     189,883      18,253
Interest, net..............................................    (6,764)     (7,587)     (4,234)
                                                             --------    --------    --------
Income before income taxes and equity income (loss)........   239,694     172,979       8,841
Income taxes...............................................   (61,884)    (61,010)     (2,213)
Equity income (loss).......................................   (54,284)     (1,846)     14,873
                                                             --------    --------    --------
Net income.................................................  $123,526    $110,123    $ 21,501
                                                             ========    ========    ========

     The Company's share of the income or losses of CompuCom and Tangram for 1999, 1998 and 1997 and aligne, SOTAS and Arista for 1999 are reflected in the caption "equity income (loss)".

                          SAFEGUARD SCIENTIFICS, INC.

19. SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES

     During the years ended December 31, 1999, 1998 and 1997, the Company converted $12.9 million, $10.8 million and $3.5 million, respectively, of advances to partner companies into ownership interests in partner companies. Additionally, in 1999, in connection with the reverse merger of Pacific Title/Mirage into LifeF/X, the Company received warrants convertible into approximately 10 million shares of LifeF/X in exchange for conversion of all of the outstanding debt of Pacific Title/Mirage.

     Interest paid in 1999, 1998 and 1997 was $39.3 million, $31.5 million and $21.9 million, respectively, of which $7.3 million, $4.9 million and $5.8 million in 1999, 1998 and 1997, respectively, related to the Company's convertible subordinated notes.

     Cash paid for taxes in the years ended December 31, 1999, 1998 and 1997 was $36.6 million, $9.8 million and $13.5 million, respectively.

     As discussed in Note 2, the Company acquired an ownership interest in aligne in exchange for approximately 1.3 million shares of the Company's common stock.

     In 1999, $71.3 million of convertible subordinated notes (1996 notes) were converted into 7.4 million shares of the Company's common stock.

     During the years ended December 31, 1999, 1998 and 1997, the Company received stock distributions from its interests in venture funds with a fair value of $4.3 million, $1.8 million and $1.9 million, respectively.

     During the year ended December 31, 1998, the Company exchanged all of its holdings in Coherent and Integrated Systems Consulting Group for shares of Tellabs and First Consulting Group, respectively.

20. OPERATING SEGMENTS

     The Company's reportable segments determined in accordance with SFAS 131 are General Safeguard Operations, Partner Company Operations, and CompuCom Operations. General Safeguard Operations represents the expenses of providing strategic and operational support to the Company's partner companies, and the related administrative costs. General Safeguard Operations also includes the effect of transactions and other events incidental to the Company's ownership interests in our partner companies and the Company's operations in general. Partner Company Operations reflect operations of all partner companies other than CompuCom. CompuCom Operations reflect the results of operations of CompuCom.

                          SAFEGUARD SCIENTIFICS, INC.

     The following summarizes information related to the Company's segments. All significant intersegment activity has been eliminated. Assets are the owned or allocated assets used by each operating segment.

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 1999          1998          1997
                                                              ----------    ----------    ----------
SUMMARY OF CONSOLIDATED NET INCOME
General Safeguard Operations................................  $  158,553    $  109,689    $    3,599
Partner Company Operations..................................     (42,739)          358          (210)
CompuCom Operations.........................................       7,712            76        18,112
                                                              ----------    ----------    ----------
                                                              $  123,526    $  110,123    $   21,501
                                                              ==========    ==========    ==========
GENERAL SAFEGUARD OPERATIONS
Revenue.....................................................  $   13,912    $   11,949    $   10,458
Operating expenses
  General and administrative................................      43,429        24,413        22,308
  Depreciation and amortization.............................       7,914         1,443         1,309
                                                              ----------    ----------    ----------
  Total operating expenses..................................      51,343        25,856        23,617
                                                              ----------    ----------    ----------
                                                                 (37,431)      (13,907)      (13,159)
  Gain on issuance of stock by partner companies............     175,662         3,782         5,772
  Other income, net.........................................     107,290       189,883        18,253
  Interest, net.............................................      (7,193)       (7,964)       (4,656)
                                                              ----------    ----------    ----------
  Income before income taxes................................     238,328       171,794         6,210
  Income taxes..............................................     (79,775)      (62,105)       (2,611)
                                                              ----------    ----------    ----------
Net Income from General Safeguard Operations................  $  158,553    $  109,689    $    3,599
                                                              ==========    ==========    ==========
PARTNER COMPANY OPERATIONS
Revenue.....................................................  $   27,469    $   20,678    $   35,423
Operating expenses
  Cost of Sales.............................................       8,082         2,426        16,935
  Selling and service.......................................       8,875         8,087         7,895
  General and administrative................................      13,572         5,309         6,476
  Depreciation and amortization.............................       5,497         2,872         4,316
                                                              ----------    ----------    ----------
  Total operating expenses..................................      36,026        18,694        35,622
                                                              ----------    ----------    ----------
                                                                  (8,557)        1,984          (199)
  Interest, net.............................................        (330)         (272)         (282)
                                                              ----------    ----------    ----------
  Income (loss) before income taxes, minority interest and
    equity income (loss)....................................      (8,887)        1,712          (481)
  Income taxes..............................................      18,192           729          (146)
  Minority interest.........................................         (66)           --            --
  Equity income (loss)......................................     (51,978)       (2,083)          417
                                                              ----------    ----------    ----------
Net Income (Loss) from Partner Company Operations...........  $  (42,739)   $      358    $     (210)
                                                              ==========    ==========    ==========
COMPUCOM OPERATIONS
Revenue.....................................................  $2,911,889    $2,254,465    $1,949,802
Operating expenses
  Cost of Sales.............................................   2,597,739     1,970,505     1,682,257
  Selling and service.......................................     159,006       164,262       128,751
  General and administrative................................      86,682        66,925        58,754
  Depreciation and amortization.............................      23,367        17,423        12,507
  Restructuring.............................................         387        16,437            --
                                                              ----------    ----------    ----------
  Total operating expenses..................................   2,867,181     2,235,552     1,882,269
                                                              ----------    ----------    ----------
                                                                  44,708        18,913        67,533
  Other income, net.........................................          --            --         2,832
  Interest, net.............................................     (23,195)      (18,742)      (14,947)
                                                              ----------    ----------    ----------
  Income before income taxes and minority interest..........      21,513           171        55,418
  Income taxes..............................................      (4,931)          (48)      (11,579)
  Minority interest.........................................      (8,870)          (47)      (25,727)
                                                              ----------    ----------    ----------
Net Income from CompuCom Operations.........................  $    7,712    $       76    $   18,112
                                                              ==========    ==========    ==========

                          SAFEGUARD SCIENTIFICS, INC.

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
ASSETS
GENERAL SAFEGUARD OPERATIONS
Cash and cash equivalents...................................  $   33,536    $    1,486
Other.......................................................      84,788        59,492
                                                              ----------    ----------
                                                                 118,324        60,978
                                                              ----------    ----------
PARTNER COMPANY OPERATIONS
Trading securities..........................................          --       143,103
Ownership interests in and advances to partner companies....     529,381       218,999
Available-for-sale securities...............................     302,940        84,977
Other.......................................................      45,927        15,170
                                                              ----------    ----------
                                                                 878,248       462,249
                                                              ----------    ----------
COMPUCOM OPERATIONS.........................................     503,307       545,463
                                                              ----------    ----------
                                                              $1,499,879    $1,068,690
                                                              ==========    ==========

21. SUBSEQUENT EVENTS

     In February 2000, the Company announced the sale of approximately 2.2 million shares of its common stock for $100 million to Textron Inc. in a private transaction.


     From January 1, 2000 through February 15, 2000, we funded $12 million of commitments made prior to December 31, 1999. Additionally, from January 1, 2000 through February 15, 2000, we committed $224 million and funded $81 million to acquire ownership interests in or make advances to new and existing partner companies.

                          SAFEGUARD SCIENTIFICS, INC.

22. QUARTERLY FINANCIAL DATA

     The following table presents unaudited supplementary quarterly financial data for the years ended December 31, 1999 and 1998 (in thousands, except per share data):

                                                              THREE MONTHS ENDED,
                                                  --------------------------------------------
                                                  MARCH 31    JUNE 30     SEPT. 30    DEC. 31
                                                  --------    --------    --------    --------
1999
Revenue.........................................  $502,892    $812,582    $900,658    $737,138
Net Income Before Income Taxes, Minority
  Interest and Equity Income (Loss).............    41,670      26,472      30,027     152,785
Net Income......................................    24,148      11,513       9,317      78,548
Net Income Per Share
  Basic.........................................  $   0.25    $   0.11    $   0.09    $   0.75
  Diluted.......................................  $   0.24    $   0.11    $   0.09    $   0.70
1998
Revenue.........................................  $444,666    $605,646    $611,829    $624,951
Net Income Before Income Taxes, Minority
  Interest and Equity Income (Loss).............    10,037      10,781      97,096      55,763
Net Income......................................     5,060       6,026      59,242      39,795
Net Income Per Share
  Basic.........................................  $   0.05    $   0.06    $   0.62    $   0.42
  Diluted.......................................  $   0.05    $   0.06    $   0.57    $   0.39

     Net income per share calculations for each of the quarters is based on the weighted average number of shares outstanding in each period. Diluted income per share calculations adjust net income for the dilutive effect of public investee common stock equivalents and convertible securities. The Company's 1996 convertible subordinated notes are anti-dilutive for the three months ended March 31, 1998 and June 30, 1998. The Company's 1999 convertible subordinated notes (issued in June 1999) are anti-dilutive for the three months ended June 30, 1999 and September 30, 1999. Therefore, the sum of the quarters may not necessarily equal the year to date net income per share.

INSIDE BACK COVER

[Artwork Appears Here]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 SHARES

                       [SAFEGUARD SCIENTIFICS, INC. LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                           DEUTSCHE BANC ALEX. BROWN
                                LEHMAN BROTHERS
                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                               J.P. MORGAN & CO.

                          ADAMS, HARKNESS & HILL, INC.

                                                  , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The expenses to be paid by Safeguard in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:


                                                              AMOUNT(1)
                                                              ---------
SEC Registration Fee........................................  $146,366
The New York Stock Exchange Filing Fee......................     1,500
The New York Stock Exchange Listing Fee.....................    70,000
Accounting Fees and Expenses................................   200,000
Blue Sky Fees and Expenses..................................    10,000
Legal Fees and Expenses.....................................   300,000
Trustee, Transfer Agent and Registrar.......................     5,000
Fees and Expenses...........................................    30,000
Printing and Engraving Expenses.............................   150,000
Miscellaneous Fees and Expenses.............................    30,000
  Total.....................................................  $942,866
                                                              ========


---------------
(1) All amounts are estimates except the SEC filing fee, The New York Stock Exchange filing fee and The New York Stock Exchange listing fee.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

     Section 1713 of the PBCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. The statute provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or responsibility under a criminal statute.

     Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Safeguard's Articles of Incorporation (filed as Exhibit 3.1 hereto) provide that a director or officer of Safeguard shall not be personally liable for monetary damages as such (including, without limitation, any judgment, amount paid in settlement, penalty, punitive damages or expense of any nature (including, without limitation, attorneys' fees and disbursements)) for any action taken, or any failure to take any action, unless the director or officer has breached or failed to perform the duties of his or her office under the Articles or the bylaws of Safeguard or applicable provisions of law and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness provided that such limitation on monetary damages does not relieve a director or officer of liability for the payment of any taxes pursuant to local, state or federal law, or liability or responsibility pursuant to any criminal statute.

     Section 6 of Article II of the bylaws of Safeguard (filed as Exhibit 3.2 hereto) also limits the monetary liability of directors for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office. The limitation on monetary liability does not extend to breaches of duty constituting self-dealing, willful misconduct or recklessness and does not relieve a director of liability for the payment of any taxes pursuant to local, state or federal law, or liability or responsibility pursuant to any criminal statute.

     Article VIII of the bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of Safeguard, or any other person designated by the board of directors as an indemnified representative, in connection with any proceeding in which the indemnified representative may be involved as a party or otherwise, by reason of the fact that such person is or was serving in an indemnified capacity, including without limitation liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to stricter products liability, except where such indemnification is expressly prohibited by applicable law or where the conduct of the indemnified representative has been determined to constitute willful misconduct, recklessness or self-dealing sufficient in the circumstances to bar indemnification against liabilities arising from the conduct.

     Safeguard has a directors' and officers' liability insurance policy that affords directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

     The Purchase Agreement filed as Exhibit 1.1 to this Registration Statement provide for indemnification by the underwriters of Safeguard and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, (the "Securities Act") or otherwise.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits


EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Purchase Agreement**
  3.1     Amended and Restated Articles of Incorporation of
          Safeguard***
  3.2     By-laws of Safeguard, as amended****
  4.1     Form of Shareholder Rights Agreement, dated February 28,
          2000, by and between Safeguard and ChaseMellon Shareholder
          Services, LLC as rights agent.*****
  5.1     Opinion of Morgan, Lewis & Bockius LLP**
 23.1     Consent of KPMG LLP*
 23.2     Consent of PricewaterhouseCoopers LLP*
 23.9     Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit
          5.1)
 23.10    Consent of Davis, Polk & Wardwell**
 24.1     Power of Attorney+
 27.1     Financial Data Schedule*


---------------

     + Previously filed.


     * Filed herewith.

   ** To be filed by amendment.

  *** Incorporated by reference to Safeguard's Annual Report on Form 10-K (No.
      1-5620) for the year ended December 31, 1996 filed on March 31, 1997.

***** Incorporated by reference to Safeguard's Current Report on Form 8-K filed on February 29, 2000.

     (b) Financial Statement Schedules

     None.

     Schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.


ITEM 17.  UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) That, for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wayne, County of Chester, Commonwealth of Pennsylvania on the 22nd day of March, 2000.


                                          Safeguard Scientifics, Inc.

                                          By:     /s/ WARREN V. MUSSER
                                            ------------------------------------
                                              Warren V. Musser
                                              Chairman and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
               /s/ WARREN V. MUSSER                  Chairman of the Board and Chief    March 22, 2000
---------------------------------------------------    Executive Officer
                 Warren V. Musser

                /s/ HARRY WALLAESA                   President, Chief Operating         March 22, 2000
---------------------------------------------------    Officer and Director
                  Harry Wallaesa

              /s/ GERALD A. BLITSTEIN                Senior Vice President and Chief    March 22, 2000
---------------------------------------------------    Financial Officer
                Gerald A. Blitstein

                         *                           Vice Chairman of the Board
---------------------------------------------------
                  Robert E. Keith

                         *                                       Director
---------------------------------------------------
                  Judith A. Areen

                         *                                       Director
---------------------------------------------------
               Vincent G. Bell, Jr.

                         *                                       Director
---------------------------------------------------
              Walter W. Buckley, III

                         *                                       Director
---------------------------------------------------
                  Michael J. Emmi

                         *                                       Director
---------------------------------------------------
                   Robert A. Fox

                         *                                       Director
---------------------------------------------------
                  Jack L. Messman

                         *                                       Director
---------------------------------------------------
                 Russell E. Palmer

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
                         *                                       Director
---------------------------------------------------
            John W. Poduska, Sr., Ph.D.

                         *                                       Director
---------------------------------------------------
           Heinz C. Schimmelbusch, Ph.D.

                         *                                       Director
---------------------------------------------------
           Hubert J.P. Schoemaker, Ph.D.

                         *                                       Director
---------------------------------------------------
                 Carl J. Yankowski

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DOCUMENT
-------                             --------
  1.1     Underwriting Agreement**
  3.1     Amended and Restated Articles of Incorporation of
          Safeguard***
  3.2     By-laws of Safeguard, as amended****
  4.1     Form of Shareholder Rights Agreement, dated February 28,
          2000, by and between Safeguard and ChaseMellon Shareholder
          Services, LLC as rights agent.****
  5.1     Opinion of Morgan, Lewis & Bockius LLP**
 23.1     Consent of KPMG LLP*
 23.2     Consent of PricewaterhouseCoopers LLP*
 23.9     Consent of Morgan, Lewis & Bockius LLP (contained in Exhibit
          5.1)
 23.10    Consent of Davis, Polk & Wardwell**
 24.1     Power of Attorney+
 27.1     Financial Data Schedule*


---------------

     + Previously filed.


     * Filed herewith.

   ** To be filed by amendment.

  *** Incorporated by reference to Safeguard Scientifics' Annual Report on Form
      10-K (No. 1-5620) for the year ended December 31, 1996 filed on March 31, 1997.

 **** Incorporated by reference to Safeguard Scientifics' Current Report on Form
      8-K filed on February 29, 2000.